UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

Check appropriate box or boxes

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ] Pre-Effective Amendment No.

[X] Post-Effective Amendment No. 10

and/or

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X] Amendment No. 13

Wildermuth Endowment Fund

Registrant Exact Name as Specified in Charter

818 A1A Hwy, Suite 301

Ponte Vedra Beach, Florida 32082

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(678) 222-1100

Registrant’s Telephone Number, including Area Code

Daniel Wildermuth

c/o Wildermuth Advisory, LLC

818 A1A Hwy, Suite 301

Ponte Vedra Beach, Florida 32082

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[ ]	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[X]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ]	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[ ]	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[ ]	immediately upon filing pursuant to paragraph (b)

[ ]	on (date) pursuant to paragraph (b)

[X]	60 days after filing pursuant to paragraph (a)

[ ]	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[X]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

August 27, 2020

Wildermuth Endowment Fund

Class A Shares and Class C Shares of Beneficial Interest
$2,500 minimum purchase amount

$1,000 for retirement accounts

Wildermuth Endowment Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

•	The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time.

•	We do not expect a secondary market in the shares to develop. Even if any such market were to develop, closed-end fund shares trade frequently at a discount from net asset value, which creates a risk of loss for investors purchasing shares in the initial offering.

•	You should consider the shares to be an illiquid investment. Even though the Fund will make periodic offers to repurchase a portion of the shares to provide some liquidity to shareholders, only a limited number of shares will be eligible for repurchase at any time. Once each quarter, the Fund will offer to repurchase at net asset value (“NAV”) per share no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements. The Fund may increase the size of these offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Fund’s board of trustees (the “Board”), but it is not expected that the Board will do so.

•	You may not have immediate access to the money you invest for an indefinite period of time. An investment in our shares is not suitable for you if you need immediate access to the money you invest.

This prospectus provides information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Statement of Additional Information (the “SAI”) dated August 27, 2020, has been filed with the SEC. The SAI is available upon request and without charge by writing the Fund at c/o SS&C Technologies, Inc., 430 W 7th Street, Suite 219030, Kansas City, MO 64105-1407 or by calling toll-free 1- 888-445-6032. The table of contents of the SAI appears on page 68 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-888-445-6032, or by visiting http://www.wildermuthendowmentfund.com. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

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Investment Objective. The Fund’s investment objective is to seek total return through a combination of long-term capital appreciation and income generation. The Fund pursues its objective by investing in assets that Wildermuth Advisory, LLC (the “Adviser”) believes will provide long-term capital appreciation and favorable risk-adjusted returns, as well as in income-producing assets that the Adviser believes will provide consistent income and, to an extent, liquidity.

Securities Offered. The Fund is engaged in a continuous offering of multiple classes of shares of beneficial interest in the Fund (the “shares”). Class A shares and Class C shares are offered by this prospectus. Class I shares are offered by a separate prospectus. The Fund is organized as a Delaware statutory trust and is authorized to issue an unlimited number of shares. The Fund has registered and is offering to sell, under the terms of this prospectus, 25,000,000 shares of beneficial interest, at their daily net asset value plus any applicable sales load. As of July 1, 2020, the Fund’s net asset value per share was $13.38 for Class A shares and $12.95 for Class C shares. As of July 1, 2020, there were 6,259,180 Class A shares outstanding and 4,215,460 Class C shares outstanding. The maximum sales load is 5.75% of the amount invested for Class A shares, while Class C shares are not subject to sales loads but are subject to distribution fees and contingent deferred sales charges. The minimum initial investment by a shareholder for Class A and Class C is $2,500. The Fund reserves the right to waive the minimums.

The Fund is offering to sell its shares through Wildermuth Securities, LLC and UMB Distribution Services, LLC, its co-distributors. Neither co-distributor is required to sell any specific number or dollar amount of the Fund’s shares, but each firm will use its best efforts to sell the shares. During the continuous offering, shares will be sold at the daily net asset value of the Fund next determined plus the applicable sales load (if any). See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended, until the Fund has sold shares in an amount equal to approximately $265 million. The Fund will make quarterly repurchase offers subject to certain conditions. See “Quarterly Repurchases of Shares.”

Even though the Fund will make periodic offers to repurchase a portion of its shares to provide some liquidity to shareholders, you should consider the shares to be an illiquid investment. Investing in the Fund’s shares involves risks. See “Risk Factors” below in this prospectus.

Investment Adviser

Wildermuth Advisory, LLC

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You should rely only on the information contained in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with additional information, or information different from that contained in this prospectus (and any accompanying supplement). If anyone provides you with different or additional information, you should not rely on it. In the event of a conflict between this prospectus (including any prospectus supplement), the prospectus and such supplement (if any) shall govern. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement, if any, is accurate only as of the date of this prospectus or such prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since then. We will update these documents to reflect material changes as required by law.

Wildermuth Endowment Fund

Optional Delivery of Shareholder Reports Notice

The Wildermuth Endowment Fund (the “Fund”) is a closed-end fund registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, and operates as an “interval fund” thereunder. The Fund is obligated to provide each of its shareholders with paper copies of its annual and semi-annual reports.

In June 2018, the Commission approved of a new, optional “notice and access” method for delivery of annual and semi-annual shareholder reports to investors in certain registered investment funds.

Under Rule 30e-3 (the “Rule”), funds may deliver their annual and semi-annual shareholder reports by making them publicly accessible on a website, free of charge, and sending investors a paper notice of the availability of each report by mail. Investors who prefer to receive the full shareholder reports in paper form may, at any time, choose that option free of charge.

Please be advised that the Fund intends to rely on Rule 30e-3.

The Fund has elected to rely on the Rule as of January 1, 2021

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PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the Statement of Additional Information, particularly the information set forth under the heading “Risk Factors.”

The Fund. The Wildermuth Endowment Fund is a continuously offered, non-diversified, closed-end management investment company. See “The Fund.” The Fund operates as an interval fund that will make quarterly repurchase offers of no less than 5% of the outstanding shares of the Fund at per-class net asset value (“NAV”) per share. While the Fund may increase the size of these offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Fund’s board of trustees (the “Board”), it is not expected that the Board will do so. See “Quarterly Repurchases of Shares.” The Fund’s investments are managed by Wildermuth Advisory, LLC (the “Adviser”). See “Management of the Fund.”

Investment Objective and Policies. The Fund’s investment objective is to seek total return through a combination of long-term capital appreciation and income generation.

The Fund pursues its objective by investing in assets that the Adviser believes will provide long-term capital appreciation and favorable risk-adjusted returns, as well as in income-producing assets that the Adviser believes will provide consistent income and, to an extent, liquidity.

Investment Strategy. The Adviser is responsible for the overall allocation of the Fund’s portfolio. The Adviser will seek to produce attractive risk-adjusted returns over time by replicating the investment and asset allocation strategies of institutional investors such as endowment funds. Generally, endowment funds own both income-producing assets and assets selected for long-term capital appreciation and structure their asset allocation to achieve both income and long-term appreciation. The Adviser manages the Fund using the investment strategies and asset allocation policies of traditional endowment funds and invests in a mix of liquid, traditional equity and fixed income investments as well as less liquid, alternative and non-traditional investments.

In general, the Fund’s portfolio will be invested across a mix of the following types of investments, both liquid and illiquid: (i) U.S. and non-U.S. equity investments; (ii) real estate investment trusts (“REITs”), and other real estate investments; (iii) energy and natural resource investments, including, but not limited to master limited partnerships (“MLPs”), oil and gas funds and other energy and natural resource funds; (iv) commodity investments, including, but not limited to, commodity pools and precious metals; (v) absolute return investments, including but not limited, to managed futures funds, hedge funds and other absolute return investment vehicles; (vi) U.S. and non-U.S. fixed income investments, including, but not limited to, notes, bonds, and asset-backed securities; and (vii) funds that provide exposure to the investments in (i) through (vi). In general, the Adviser will seek to allocate the Fund’s assets to benefit from the performance of various sectors, investment styles and industries. In selecting securities for investment, the Adviser will assess the likely risks and returns of the different alternative investment opportunities and evaluate the potential correlation among the investments under consideration. The Adviser will generally seek to invest in securities whose expected risk-adjusted returns are determined to be attractive and are likely to have low correlations among each other.

The Adviser may utilize fundamental, technical and other related methodologies to determine the intrinsic value of an investment. The Adviser may strategically rebalance the Fund’s investments according to current market conditions but will manage the Fund’s assets consistent with its primary focus on long-term capital appreciation and income generation. The Adviser will manage investments using a long-term time horizon and across typical market cycles (which are estimated to last five to seven years). Generally, the Fund will sell a security if, in the judgment of the portfolio manager, the security’s total return potential has been met, the relevant issuer’s fundamentals have or may soon deteriorate, or a more attractive investment opportunity is identified.

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The Fund may also enter into short sales on equity securities that the Adviser believes will underperform the market. Short sales may be done for investment or hedging purposes.

Asset Classes and Instruments. The Fund will gain exposure to the following asset classes through investments in the instruments listed below, subject where noted to certain percentage limits:

1.	Equities:

a)	U.S. publicly traded equity securities,
b)	Foreign developed market publicly traded equity securities, and
c)	Emerging market publicly traded equity securities

2.	Private Equity:

a)	U.S. and non-U.S. direct private equity investments (including investments in private debt and loans to private entities)
b)	U.S. and non-U.S. private equity funds (subject to percentage limits on Private Funds)

3.	Real Estate: (Up to 25% of the Fund’s total assets):

a)	Publicly-traded and non-traded REITs,
b)	Real estate funds, including real estate partnerships, and
c)	Direct holdings of real property

4.	Energy and Natural Resources:

a)	MLPs,
b)	Oil and gas funds, and
c)	Other energy and natural resource funds.

5.	Commodities:

a)	Commodity pools,
b)	Commodity futures,
c)	Commodity-linked structured notes,
d)	Swap contracts, and
e)	Precious metal holdings.

6.	Absolute Return Investments: Subject to percentage limits on Private Funds:

a)	Hedge funds,
b)	Managed futures funds, and
c)	Other absolute return investment vehicles, including registered investment companies pursuing absolute return strategies

7.	Fixed Income:

a)	U.S. fixed income securities,
b)	Foreign developed market fixed income securities, and
c)	Emerging market fixed income securities.

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Limitations Involving Asset Classes, Industries and Investment Funds.

•	Foreign Investments:

○	No more than 75% of the Fund’s total assets (inclusive of developed and emerging markets).

○	Emerging Markets – The Fund may not invest more than 50% of its total assets in investments in emerging markets.

•	Derivatives:

○	Derivative instruments in which the Fund may invest include, but are not limited to, options, futures contracts, forward futures contracts and options on futures contracts.

○	The Fund may invest in derivatives for various portfolio management purposes, including, but not limited to, reducing transaction costs, increasing overall liquidity of the Fund, gaining exposure to certain asset classes and to mitigate risks.

•	Investment Funds: The Fund may invest without limit in eligible asset classes and securities through exchange-traded funds (“ETFs”), closed-end funds, open-end funds (mutual funds), managed futures funds, commodity pools and other publicly and privately offered pooled investment vehicles (collectively, “Investment Funds”), including Private Funds. The term “Private Funds” refers to privately offered pooled investment vehicles, such as hedge funds, which are issued in private placements to investors that meet certain suitability standards. In general, these interests are subject to underlying lock-ups, are not freely tradable and/or have substantial transfer restrictions and no active trading market (but may have certain rights as to redemptions).

○	Private Funds - The Fund will limit its investments in all Private Funds to no more than 50% of its net assets. Private Funds include Private Investment Companies (as defined below).

○	Private Investment Companies - These are Private Funds that are excluded from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The Fund will limit its investments in Private Investment Companies to no more than 15% of its net assets.

○	For purposes of compliance with limits on Private Funds and Private Investment Companies, the Fund will look through its wholly-owned subsidiaries and count their underlying holdings.

○	Generally, Investment Funds that invest predominantly in a particular asset class are considered an investment in that asset class for the purposes of the Fund’s allocation limits.

•	Wholly-Owned Subsidiaries: up to 50% of the Fund’s total assets,

○	REIT Subsidiary

▪	Direct real estate holdings are generally held through entities wholly-owned or controlled, directly or indirectly, by the Fund that qualify as a REIT for federal income tax purposes (a “REIT Subsidiary”).
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▪	The Fund may invest up to 25% of its total assets in a REIT Subsidiary subject to the overall limitation on real estate and the overall limitation on Wholly-Owned Subsidiaries.

○	Cayman Subsidiaries

▪	Commodity Investments

▪	Certain commodities investments may be held through a wholly-owned and controlled Cayman Islands subsidiary (“Commodity Cayman Subsidiary” and together with PE/OG Cayman Subsidiaries (as defined below), each is a “Cayman Subsidiary” and collectively are “Cayman Subsidiaries”).

▪	Other pooled vehicles, or in such instruments directly as well as fixed-income securities that serve as collateral for its derivative positions.

▪	The Fund may invest up to 25% of its assets in a Cayman Subsidiary that invests in commodity investments subject to the limitations on the Fund’s commodity investments and energy and natural resources investments.

▪	Foreign Private Equity/Oil & Gas.

▪	Certain foreign private equity and foreign oil and gas investments may be held through one or more wholly-owned and controlled Cayman Islands subsidiaries (“PE/OG Cayman Subsidiaries”).

▪	The Fund may invest up to 25% of its assets in a Cayman Subsidiary that invests in foreign oil and gas investments subject to the limitations on commodity investments and energy and natural resources investments.

▪	The Fund may invest up to 25% of its assets in a Cayman Subsidiary that invests in foreign private equity.

○	Corporate Subsidiaries (Domestic Private Equity/Oil & Gas)

▪	Certain domestic private equity and domestic oil and gas investments may be held through one or more U.S. entities that are taxable as corporations under Subchapter C of the Code that are wholly-owned, directly or indirectly, by the Fund (“Corporate Subsidiaries”).

▪	The Fund may invest up to 25% of its assets in a Corporate Subsidiary that invests in domestic oil and gas investments subject to the limitations on commodity investments and energy and natural resources investments.

▪	The Fund may invest up to 25% of its assets in a Corporate Subsidiary that invests in domestic private equity.

▪	Because any Corporate Subsidiary through which the Fund invests in private equity or private oil and gas investments is treated as a regular taxable corporation for U.S. federal income tax purposes, any Corporate Subsidiary will incur tax expenses. This is different than a typical registered investment company that qualifies for the tax treatment available to a regulated investment company (“RIC”) under the Code. The return on investments held in Corporate Subsidiaries will be reduced by the taxes paid.
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▪	The Fund will consolidate any REIT Subsidiary, Cayman Subsidiary or Corporate Subsidiary (collectively, “Wholly-Owned Subsidiaries”) for purposes of financial statements, diversification, leverage and concentration.

These allocation limits generally apply at the time of investment. Although the Adviser will seek to stay within these limits under normal circumstances, due to the illiquid nature of some of the Fund’s investments, the Adviser may not be able to do so in the event of market movements. In applying these allocation limits, we also will take into account the requirement for qualifying to be taxed as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”).

Leverage. The Fund may employ leverage, including borrowing from banks, in an amount up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). Additionally, some Investment Funds may also employ leverage. See “Investment Objective, Policies and Strategies.”

Temporary Investments. To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities, cash or cash equivalents. These short-term debt securities include treasury bills, commercial paper, certificates of deposit, bankers’ acceptances, U.S. government securities and repurchase agreements. While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of such shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Summary of Risk Factors. Investing in the Fund is subject to various risks to which it is subject either directly or through its investments in Investment Funds, including the risk that you may receive little or no return on your investment or that you may lose all or part of your investments. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund, you should carefully consider the following risks. See “Risk Factors.”

•	Pandemic Risk. An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread internationally. This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, disruptions to supply chains and customer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the worldwide economy, as well as the economies of individual countries, individual companies and the market in general in significant and unforeseen ways. Any such impact could adversely affect the performance of the securities in which the Fund invests and may lead to losses on your investment in the Fund.
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Market Risk. An investment in the Fund is generally subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund represents an indirect investment in the securities owned by the Fund. Like all financial instruments, the value of these securities may move up or down, sometimes rapidly and unpredictably. The value of your investment in the Fund at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

•	Valuation Risk. The value of the Fund’s investments may be difficult to ascertain and the valuations provided by the Adviser in accordance with the Fund’s valuation policies approved by the Board in respect of the Fund’s investments may result in the Fund receiving less than the amount it had valued the security at for fair value purposes. In particular, the value of the Fund’s ownership interest in certain private companies and in non-traded investment vehicles may be difficult to ascertain, and the Fund will depend heavily on the Adviser’s professional judgment to ascertain a valuation for the Fund’s investments. See “Determination of NAV.”

Investors should understand that valuation issues involving the Fund’s investments in early stage and other private companies have on two separate occasions led to delays in the completion of the Fund’s annual audit. In 2020, the Fund was approximately four months late in filing audited financial statements for the fiscal year ended December 31, 2019. This delay required it to suspend share sales and to restate share prices and postpone implementing its quarterly share repurchase program for several months. A recurrence of this issue would further impact the liquidity of an investor’s shares.

•	Equity Securities Risk. When the Fund invests in equity securities, the Fund’s investments in those securities are subject to price fluctuations based on a number of reasons of issuer-specific and broader economic or international considerations. They may also decline due to factors which affect a particular industry or industries. In addition, equity securities prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. The prices of common equity securities are also sensitive to the market risks described above. Common equity securities in which the Fund may invest are structurally subordinated to other instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently riskier than preferred stock or debt instruments of such issuers. In addition, dividends on common equity securities which the Fund may hold are not fixed and there is no guarantee that the issuers of the common equity securities in which the Fund invests will declare dividends in the future or that, if declared, they will remain at current levels or increase over time.

•	Real Estate Securities Risks. The Fund may invest in publicly-traded and non-traded REITs or Private Funds that hold real estate as well as invest in real estate directly through entities owned or controlled directly or indirectly by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes such as the REIT Subsidiary. As a result, its portfolio may be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies investing in real estate is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing; and (ix) changes in interest rates and leverage.
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•	REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity.

•	Commodities Risk. Exposure to the commodities markets may subject the Fund to greater volatility than investments in more traditional securities. The value of commodity-linked investments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The prices of energy, industrial metals, precious metals, and agriculture and livestock sector commodities may fluctuate widely due to factors such as changes in value, supply and demand and governmental regulatory policies. The commodity-linked investments in which the Fund or the Investment Funds enter into may involve counterparties in the financial services sector, and events affecting the financial services sector may cause the Fund’s share value to fluctuate.

•	Derivatives Risk. The Fund or certain Investment Funds may invest in different types of derivative instruments, (which may be used for hedging, speculation, or as substitutes for traditional securities) including, but not limited to, futures, forwards and options contracts. The use of such derivatives may indirectly expose the Fund to additional risks that it would not be subject to if it invested directly in the securities and commodities underlying those derivatives. Derivative risks include: (i) imperfect correlation between the changes in market value of derivatives and the securities or indices on which they are based; (ii) illiquidity under certain market conditions; (iii) trading restrictions or limitations imposed by an exchange, or government regulations that may restrict trading; and (iv) leverage, which will magnify losses. The use of derivatives by the Fund or the Investment Funds could subject the Fund to regulation by the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool requiring compliance with certain CFTC rules.

•	Futures and Options Risk. The Fund or certain Investment Funds may trade in futures contracts (and options on futures). Risks associated with investments in futures and options include the risk that the futures or options contract will not fully offset the underlying position and that the investments in futures and options used for risk management may not have the intended effects and may result in losses or missed opportunities. The risk of loss of money from futures contracts and options on futures contracts used for non-hedging purposes may be greater than that of investments for hedging purposes. When options are purchased over the counter, the Fund (or the Investment Funds) bears the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Fund (or the Investment Funds) may have difficulty closing out its position.

•	Short Sale Risk. The Fund and some Investment Funds may sell securities short. The Fund or such Investment Funds will incur a loss as a result of a short sale position if the price of the security sold short increases between the date of the short position sale and the date on which the fund purchases an offsetting position. The fund will incur borrowing and dividend expense on securities sold short. Positions in shorted securities are speculative and riskier than “long” positions (purchases) because the cost of the replacement security is unknown. A fund’s long positions could decline in value at the same time that the value of the short positions increase, thereby increasing the fund’s overall potential for loss. Market factors may prevent such fund from closing out a short position at the most desirable time or at a favorable price.
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•	Master Limited Partnerships and Energy Sector Risks. The Fund may invest directly in master limited partnerships (“MLPs”)and may invest indirectly in MLPs by investing in Investment Funds that invest in MLPs. The underlying MLP will be focused in the energy sector. An investment in MLP units involves certain risks which differ from an investment in the securities of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in current law or a change in an MLP’s business, an MLP were treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution by the MLP would be reduced and distributions received by investors would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to investors, likely causing a reduction in the value of Fund shares.

•	Tax Risk. The Fund faces the risk that it could fail to qualify as a RIC under Subchapter M of the Code, and the risk of changes in tax laws or regulations, or interpretations thereof, possibly with retroactive effect, which could adversely affect the Fund. The federal, state, local and foreign tax consequences of an investment in Fund shares will depend on the facts of each investor’s situation. Investors are encouraged to consult their own tax advisors regarding the specific tax consequences that may affect such investors.

•	Fixed Income Securities Risk. When the Fund invests in fixed income securities, directly or through Investment Funds, the value of the Fund’s investment may fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments).

•	Credit Risk. There is a risk that issuers of debt securities will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities.

•	High Yield Securities Risk. Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal. Such securities may also be subject to resale restrictions. The lack of a liquid market for these bonds could decrease the Fund’s share price. Investments in high yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.
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•	Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stock and are subject to risks associated with both debt securities and equity securities. The market value of convertible securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities are also subject to credit risk and prepayment or redemption risk. In addition, the Fund or certain Investment Funds may invest in convertible securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” Convertible securities also have characteristics similar to common stock especially when their conversion value is the same as the value of the bond or preferred share.

•	Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights.

•	Medium and Small-Capitalization Company Risk. The Fund or certain Investment Funds may invest in medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

•	Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. The Fund or certain Investment Funds may employ hedging techniques to minimize these risks, but there can be no assurance that the Fund or Investment Funds will, in fact, hedge currency risk or, that if the Fund or Investment Fund does, such strategies will be effective. The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities.

•	Emerging Market Risk. Emerging market countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Emerging market securities also tend to be less liquid.

•	Restricted and Illiquid Investments Risk. The Fund’s investments are also subject to liquidity risk, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. The Adviser may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

•	Non-Diversification Risk. The Fund is classified as a non-diversified management investment company under the 1940 Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a diversified management investment company. Accordingly, the Fund may be subject to greater risk, because the Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company.
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•	Leverage Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund or certain Investment Funds will magnify the Fund’s or Investment Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s or Investment Fund’s gains or losses. Generally, the use of leverage also will cause the Fund or Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund or Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund or Investment Fund.

•	Limited Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly offers to repurchase shares at NAV per share. Under current regulations, such offers must be for not less than 5% of the Fund’s shares outstanding on the repurchase request deadline. The Fund may increase the size of these offerings to up to 25% of the Fund’s shares outstanding, in the sole discretion of the Board, but it is not expected that the Board will do so. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

•	Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results.

•	Investment Funds Risk. Investment Funds are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. Accordingly, Fund shareholders may bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees in the case of some Investment Funds, and other expenses at the Investment Fund level. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in Investment Funds and may be higher than if the Fund invested directly in the underlying instruments. Additionally, the Fund’s performance depends in part upon the performance of the Investment Fund managers and selected strategies, the adherence by such Investment Fund managers to such selected strategies, the instruments used by such Investment Fund managers and the Adviser’s ability to select Investment Fund managers and strategies and effectively allocate Fund assets among them. Each Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk and market risk. A significant portion of the Investment Funds in which the Fund may invest will likely not be subject to or registered under the 1940 Act. Such investments will not be subject to certain protections afforded to investors under the 1940 Act.

•	Business and Regulatory Risk. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund.
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•	Repurchase Policy Risk. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchases by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. Repurchase of shares will tend to reduce the number of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

•	REIT Subsidiary Risk. By investing through a REIT Subsidiary, the Fund is indirectly exposed to risks associated with the REIT Subsidiary’s direct investments in real estate. Because a REIT Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the REIT Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States, under which the Fund and a REIT Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the REIT Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and it shareholders. There can be no assurance that a REIT Subsidiary’s qualification as a REIT for federal income tax purposes can be continued. If a REIT Subsidiary fails to so qualify, it will be subject to tax on its taxable income at regular corporate rates.

•	Cayman Subsidiary Risk. The Cayman Subsidiary is not registered under the 1940 Act and, unless otherwise noted in this prospectus, is not subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Cayman Subsidiary, respectively, are organized, could result in the inability of the Fund and/or the Cayman Subsidiary to operate as described in this prospectus and could negatively affect the Fund and its shareholders. For example, Cayman Islands law does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Cayman Subsidiary. If Cayman Islands law changes such that the Cayman Subsidiary must pay Cayman Islands governmental authority taxes, Fund shareholders would likely suffer decreased investment returns. By investing in commodities indirectly through the Cayman Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund. However, because the Cayman Subsidiary is a controlled foreign corporation, any income received from its investments in the Investment Funds will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.

•	Corporate Subsidiary Risk. By investing through a Corporate Subsidiary, the Fund is indirectly exposed to risks associated with a Corporate Subsidiary’s direct investments in private equity or oil and gas. Because a Corporate Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the Corporate Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States or other jurisdiction, such as Delaware, under which the Fund and a Corporate Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the Corporate Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and it shareholders. As the Fund intends to qualify as a RIC, dividends received by the Fund from a Corporate Subsidiary and distributed to its shareholders will not be subject to U.S. federal income taxes at the Fund level, however, the Corporate Subsidiary will generally be subject to federal and state income taxes on its income, including any income the Corporate Subsidiary may recognize on the sale of an interest in private equity or private oil and gas funds that it holds. As a result, the net return to the Fund on such investments that are held by the Corporate Subsidiary will be reduced to the extent that the subsidiary is subject to income taxes. Additionally, in calculating its daily net asset value in accordance with generally accepted accounting principles, the Fund will account for the deferred tax liability and/or asset balances of the Corporate Subsidiary. Any Corporate Subsidiary used by the Fund will accrue a deferred income tax liability balance, at the current maximum statutory U.S. federal income tax rate (currently 21%) plus an estimated state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received by it on equity securities considered to be return of capital. Upon a Corporate Subsidiary’s sale of a portfolio security, such Corporate Subsidiary will be liable for previously deferred taxes. Any deferred tax liability balance of a Corporate Subsidiary will reduce the Fund’s net asset value.
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Investment Adviser and Fee. The Adviser was formed in May 2013. The Fund’s portfolio manager, Daniel Wildermuth, has over 25 years of experience in the financial services industry. As a chief investment officer (“CIO”) for over 20 years, Mr. Wildermuth has created and managed multiple domestic and international equity and fixed income investment portfolios. As CIO of an advisory firm and Chief Executive Officer (“CEO”) of a brokerage firm, Mr. Wildermuth has analyzed and invested in securities and has also completed due diligence and made investment recommendations on various alternative investments, but he has no prior experience managing a publicly registered, closed-end fund. The Adviser is entitled to receive a management fee, computed daily and paid monthly, at the annual rate of 1.50% of the Fund’s average daily net assets.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”), under which the Adviser has agreed contractually to waive its fees and to pay or absorb the direct, ordinary operating expenses of the Fund (including offering and organizational expenses but excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that they exceed 2.50% and 3.25% per annum of the Fund’s average daily net assets (the “Expense Limitation”), attributable to Class A and Class C shares, respectively. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Adviser is subject to repayment by the Fund within three years following such waiver or reimbursement; provided, however, that (i) the Fund is able to make such repayment without exceeding the expense limitation in place at the time the fees being repaid were waived or the Fund’s current expense limitation, whichever is lower, and (ii) such repayment is approved by the Board. The Expense Limitation Agreement is currently in effect through July 31, 2021 unless and until the Board approves its modification or termination. See “Management of the Fund.”

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class NAV, of not less than 5% of the Fund’s outstanding shares on the repurchase request deadline. The Fund may increase the size of these offerings to up to 25% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% (or up to 25%, as determined by the Board) of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

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Distribution Policy. The Fund intends to make a distribution each quarter to its shareholders of the gross investment income of the Fund, without regard to Fund operating expenses. Such distributions may include a return of capital, which represents a return of a portion of a shareholder’s original investment. Although a return of capital is generally not taxable, it reduces a shareholder’s cost basis in his or her shares and may result in higher capital gains taxes, or a lower capital loss, when shares are sold. The distribution policy may be modified by the Board from time to time. Shareholders who receive additional shares will recognize income as if they had received cash and will have to satisfy their tax obligations from other sources. See “Distribution Policy.”

U.S. Federal Income Tax Summary. The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent that they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

Administrator and Accounting Agent; Transfer Agent. UMB Fund Services, Inc. (“UMBFS”) serves as the Fund’s administrator and fund accounting agent, while SS&C became the Fund’s transfer agent as of April 27, 2020. See “Management of the Fund.”

Custodian. UMB Bank, N.A. (“UMB Bank”) serves as the Fund’s custodian. In furtherance of its duties to the Trust, the Custodian may appoint sub-custodians from time to time. Other entities may be appointed in the future to provide custodial services to the Trust. See “Management of the Fund.”

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SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class A	Class C
Maximum Sales Load (as a percent of offering price)	5.75%	None
Redemption Fee on Shares Repurchased Within 90 Days of Purchase (as a percent of proceeds)	2.00%	2.00%
Contingent Deferred Sales Charge(1)	None	1.00%
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%	1.50%
Other Expenses	1.47%	2.22%
Shareholder Servicing Expenses	0.25%	0.25%
Distribution Fee	0.00%	0.75%(4)
All Non-Shareholder Servicing Other Expenses	1.22%	1.22%
Acquired Fund Fees and Expenses(2)	0.76%	0.76%
Total Annual Expenses	3.73%	4.48%
Fee Waiver and Reimbursement(3)	(0.47%)	(0.47%)
Total Annual Expenses (Including Acquired Fund Fees and Expenses but after fee waiver and reimbursement)	3.26%	4.01%

(1)	Class C shareholders may be subject to a contingent deferred sales charge on shares repurchased during the first 365 days after their purchase.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in Investment Funds that are investment companies, including registered investment companies and Private Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights, because the financial statements include only the direct operating expenses incurred by the Fund. Acquired Fund Fees and Expenses would be higher if similar fees and expenses of all Investment Funds were included in this calculation.
(3)	The Adviser and the Fund have entered into an Expense Limitation Agreement, under which the Adviser has agreed to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering and organizational expenses but excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that they exceed 2.50% and 3.25% per annum of the Fund’s average daily net assets attributable to Class A and Class C shares, respectively, exclusive of “Acquired Fund Fees and Expenses.” In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Adviser is subject to repayment by the Fund within three years of such waiver or reimbursement; provided, however, that (i) the Fund is able to make such repayment without exceeding the expense limitation in place at the time the fees being repaid were waived or the Fund’s current expense limitation, whichever is lower and (ii) such repayment is approved by the Board. The Expense Limitation Agreement is currently in effect through July 31, 2021 unless and until the Board approves its modification or termination. See “Management of the Fund.”
(4)	Class C shares pay a Distribution Fee at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares. The Fee is payable monthly. See “Plan of Distribution.”
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The Summary of Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales load discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Plan of Distribution” of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year), and you redeemed your shares in full at the end of such period:

Example	1 Year	3 Years	5 Years	10 Years
Class A	$88	$161	$235	$429
Class C*	$50	$131	$223	$457

*	If the Contingent Deferred Sales Charge applies. See “Contingent Deferred Sales Charge” under “Quarterly Repurchases of Shares.” If the Contingent Deferred Sales Charge does not apply, the hypothetical expenses you would pay on $1,000 investment in Class C Shares would be $40, assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1 Year period.

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee although they may incur a redemption fee if shares are redeemed within 90 days of purchase. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

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FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance for the period of the Fund’s operations. Information for the year or periods indicated below, except as described hereafter, has been audited by RSM US LLP ("RSM"), an independent registered public accounting firm, whose report, along with the Fund’s financial statements, are included in the Fund’s 2019 Annual Report (available upon request) and incorporated by reference into the Fund’s SAI. RSM also performed the audit for the Fund's 2018 and 2017 fiscal years. The audits for fiscal years prior to 2017 were performed by other auditors.

The table below sets forth financial data for one Class A share and one Class C share of beneficial interest outstanding throughout the period presented.

Financial Highlights – Class A

	For the year ended December 31, 2019(1)		For the year ended December 31, 2018(1)	For the year ended December 31, 2017(1)	For the year ended December 31, 2016(1)	For the year ended December 31, 2015(2)
Net asset value, beginning of period	$12.69		$13.21	$11.81	$10.79	$10.00

Income from Investment Operations:
Net investment income (loss)(3)	(0.08)		0.06	(0.04)	0.01	0.05
Net realized and unrealized gain (loss) on investments	1.55		(0.23)	1.80	1.19	0.93	(4)
Total from investment operations	1.47		(0.17)	1.76	1.20	0.98
Less Distributions:
From net investment income	—		—	—	—	(0.03)
From return of capital	(0.38)		(0.32)	(0.18)	(0.18)	(0.16)
From net realized gains	—		(0.03)	(0.18)	—	—
Total distributions	(0.38)		(0.35)	(0.36)	(0.18)	(0.19)
Net asset value, end of period	$13.78		$12.69	$13.21	$11.81	$10.79

Total return(5)	11.65	%(6)	(1.38)%	15.07%	11.27%	9.74	%(7)

Ratios and Supplemental Data:
Net assets, end of period (in thousands)	$80,692		$69,143	$61,568	$31,686	$14,467
Ratio of gross expenses to average net assets(8)(12)	2.97%		3.21%	3.32%	4.73%	16.65	%(9)
Ratio of net expenses to average net assets(8)(10)	2.50%		2.50%	2.50%	2.50%	2.50	%(9)
Ratio of net investment income (loss) to average net assets(8)(11)	(0.63)%		0.45%	(0.35)%	0.07%	0.49	%(9)
Portfolio turnover rate	29%		31%	51%	55%	107	%(7)

(1)	Redemption fees consisted of per share amounts of less than $0.01.
(2)	The Fund commenced operations on January 2, 2015 (inception date 12/31/2014).
(3)	Per share amounts calculated using the average shares method.
(4)	Realized and unrealized gain per share does not correlate to the aggregate of the net realized and unrealized gains on the Statement of Operations for the period ended December 31, 2015, primarily due to the timing of sales and repurchases of the Fund’s shares in relation to fluctuating market values for the Fund’s portfolio.
(5)	Total returns would have been lower had certain expenses not been waived or absorbed by the Adviser. Returns shown do not include payment of a maximum sales load of offering price. If the sales charge was included total returns would be lower. The maximum sales load in 2016 and 2015 was 6.00% of offering price. Effective October 20, 2017 the maximum sales load was changed to 5.75% of offering price.
(6)	Total return would have been 11.24% absent the Capital Contribution from the Adviser (see Note 4).
(7)	Not annualized.
(8)	The ratios of expenses and net investment income to average net assets do not reflect the Fund’s proportionate share of income and expenses of underlying investment companies in which the Fund invests.
(9)	Annualized.
(10)	Represents the ratio of expenses to average net assets inclusive of fee waivers and/or expense reimbursements by Adviser.
(11)	Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(12)	Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements.

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Financial Highlights – Class C

	For the year ended December 31, 2019(1)		For the year ended December 31, 2018(1)	For the year ended December 31, 2017	For the period ended December 31, 2016(2)
Net asset value, beginning of period	$12.40		$13.02	$11.73	$10.68

Income from Investment Operations:
Net investment loss(3)	(0.18)		(0.02)	(0.13)	(0.07)
Net realized and unrealized gain (loss) on investments	1.50		(0.25)	1.78	1.25
Total from investment operations	1.32		(0.27)	1.65	1.18
Less Distributions:
From return of capital	(0.35)		(0.32)	(0.18)	(0.13)
From net realized gains	—		(0.03)	(0.18)	—
Total distributions	(0.35)		(0.35)	(0.36)	(0.13)
Net asset value, end of period	$13.37		$12.40	$13.02	$11.73

Total return(4)	10.74	%(6)	(2.18)%	14.23%	11.10	%(5)

Ratios and Supplemental Data:
Net assets, end of period (in thousands)	$54,614		$35,888	$18,435	$4,951
Ratio of gross expenses to average net assets(7)(11)	3.72%		3.96%	4.07%	5.63	%(8)
Ratio of net expenses to average net assets(7)(8)	3.25%		3.25%	3.25%	3.25	%(8)
Ratio of net investment loss to average net assets(7)(10)	(1.40)%		(0.20)%	(1.08)%	(0.77	)%(8)
Portfolio turnover rate	29%		31%	51%	55	%(5)

(1)	Redemption fees consisted of per share amounts of less than $0.01.
(2)	Reflects operations for the period from March 14, 2016 (inception date) to December 31, 2016.
(3)	Per share amounts calculated using the average shares method.
(4)	Total returns would have been lower had certain expenses not been waived or absorbed by the Adviser. Returns shown do not include payment of a Contingent Deferred Sales Charge (“CDSC”) of 1.00% on any shares sold within 365 days of purchase. If the sales charge was included total returns would be lower.
(5)	Not annualized.
(6)	Total return would have been 10.33% absent the Capital Contribution from the Adviser (see Note 4).
(7)	The ratios of expenses and net investment income to average net assets do not reflect the Fund’s proportionate share of income and expenses of underlying investment companies in which the Fund invests.
(8)	Annualized.
(9)	Represents the ratio of expenses to average net assets inclusive of fee waivers and/or expense reimbursements by Adviser.
(10)	Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(11)	Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements.

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THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund was organized as a Delaware statutory trust on August 28, 2013. The Fund’s principal office is located at 818 A1A Hwy, Suite 301, Ponte Vedra Beach, FL 32082, and its telephone number is (678) 222-3100. The Fund’s investments are managed by the Adviser.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of any applicable sales load will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt by the Fund. The Fund will pay organizational costs and its offering expenses incurred with respect to its initial and continuous offering. It is presently anticipated that the Fund will be able to fully invest the net proceeds according to its investment objective and policies within approximately three to four months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of securities consistent with the Fund’s investment objective and strategies. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

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INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to seek total return through a combination of long-term capital appreciation and income generation. The Fund pursues its objective by investing in assets that the Adviser believes provide favorable long-term capital appreciation and risk-adjusted return potential, as well as in income-producing assets that the Adviser believes will provide consistent income generation and liquidity. Generally, endowment funds have both income-producing assets and assets selected for long-term capital appreciation and must structure their asset allocation to achieve both these objectives. This allocation requires that the endowment seek to achieve a risk-adjusted return with lower volatility than other investment vehicles.

The Fund seeks to approximate the investment strategies and asset allocation policies of traditional endowment funds through a total mix of both liquid, traditional equity and fixed income investments and less liquid, alternative and non-traditional investments by allocating its portfolio to a variety of asset classes, including (i) U.S. and non-U.S. equity securities, (ii) real estate, (iii) energy and natural resources, (iv) commodities and precious metals, (v) absolute return investments as well as (vi) U.S. and non-U.S. fixed income securities. The Fund will gain exposure to these asset classes through its investments in: U.S., foreign developed market or emerging market equity securities, including private equity investments, real estate investments such as publicly-traded and non-traded REITs, real estate funds, or direct holdings of real property, MLPs, oil and gas funds and other energy and natural resource funds, commodity pools, commodity futures, commodity-linked structured notes, swap contracts and precious metal holdings, and U.S. and foreign notes, bonds and asset-backed securities.

The Fund may make investments in the preceding types of asset classes and securities through Investment Funds, including Private Funds. The term Private Funds refers to privately offered pooled investment vehicles, such as hedge funds, private equity funds, private managed futures funds or private commodity pools, private real estate funds and private oil and gas funds that are issued in private placements to investors that meet certain suitability standards. In general, these interests are subject to underlying lock-ups, are not freely tradable and/or have substantial transfer restrictions and no active trading market but have certain rights as to redemptions.

The Fund’s investments will be diversified across different asset classes, sectors and industries in an effort to increase return and lower volatility. Under normal circumstances, the Fund may:

•	Invest without limit in U.S. and non-U.S. equities. Equity securities in which the Fund may invest include, but are not limited to, common and preferred stock of all market capitalizations, convertible securities, rights and warrants, and depositary receipts (i.e., ADRs, EDRs, and GDRs).

•	Invest up to 25% of its total assets to real estate investments. Subject to the overall 25% limit on investments in real estate, the Fund may invest in REITs and direct real estate holdings. Direct real estate holdings are generally held through entities wholly-owned or controlled, directly or indirectly, by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes (a “REIT Subsidiary”).

•	Invest in commodity investments and energy and natural resources investments, subject to any industry concentration limits imposed by the 1940 Act.
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•	Invest in absolute return investments, subject to the Fund’s limit on investments in Private Funds.

•	Invest without limit in fixed income securities. Fixed income securities include corporate bonds, mortgage-backed or asset backed securities, securities issued by the U.S. and foreign governments, including their agencies and instrumentalities, inflation protected securities, as well as collateralized debt, mezzanine debt and distressed debt. Such securities may be of any maturity, duration or quality, including those that are rated below investment grade (i.e., high yield, high risk securities, or “junk bonds”).

•	Allocate up to 75% of its total assets to non-U.S. investments, including up to 50% of its total assets in investments in emerging markets.

•	Invest in derivative instruments, such as options, futures contracts, forward futures contracts and options on futures contracts, subject to limits imposed by the1940 Act. The Fund will invest for various portfolio management purposes, including, but not limited to, reducing transaction costs, increasing overall liquidity of the Fund, gaining exposure to certain asset classes and to mitigate risks.

•	Acquire interests in Investment Funds. The Fund will limit its total investments in Investment Funds that are Private Funds to no more than 50% of its net assets and will limit its investments in Investment Funds that are excepted from the definition of “investment company” under the 1940 Act, solely by Section 3(c)(1) or Section 3(c)(7) of the Act (“Private Investment Companies”), to no more than 15% of the Fund’s net assets.

These allocation limits generally apply at the time of investment. Although the Adviser will seek to stay within these limits under normal circumstances, due to the illiquid nature of some of the Fund’s investments, the Adviser may not be able to do so in the event of market movements.

In applying these allocation limits, the Adviser also will take into account the requirement for qualifying to be taxed as a RIC under the Code.

REIT Subsidiaries. As noted above, the Fund may invest up to 25% of its total assets in one or more REIT Subsidiaries also managed by the Adviser which invests through wholly-owned special purpose companies in direct real estate properties. The Fund will consolidate any REIT Subsidiary for purposes of financial statements, leverage and concentration. Investment through a REIT Subsidiary involves risks, including the risk that failure of the REIT Subsidiary to qualify as a REIT will have adverse tax consequences on the REIT Subsidiary and may adversely affect the performance of the Fund, which are more fully described in “Principal Risks—REIT Subsidiary Risk” beginning on page 43 of this Prospectus.

In order to qualify as a REIT, a REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. Among other things, the Code limits the ability of a REIT Subsidiary to sell properties held for less than two years, which may cause it to incur losses. Since certain activities, if performed by the REIT Subsidiary, may not be qualifying REIT activities under the Code, the REIT Subsidiary may form taxable REIT subsidiaries, as defined in the Code, to engage in such activities. Even if the REIT Subsidiary qualifies for taxation as a REIT, it may be subject to certain federal, state and local taxes on its income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. If, for any taxable year, the REIT Subsidiary does not qualify as a REIT, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions would be taxable as ordinary dividends to the extent of the REIT’s current and accumulated earnings and profits. Dividends payable by the REIT Subsidiary to the Fund and, in turn, by the Fund to shareholders generally are not qualified dividends eligible for the reduced rates of tax. Provisions enacted as part of 2017 tax reform legislation permit a direct REIT Subsidiary investor to claim a 20% “qualified business income” deduction for certain REIT dividends. On January 18, 2019, the Treasury Department and the Internal Revenue Service (the “IRS”) issued proposed Treasury regulations permitting RICs to pass to their shareholders the special treatment of certain REIT dividends. Taxpayers may rely on the proposed Treasury regulations in their entirety until the date the Treasury Department adopts such regulations as final.

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Cayman Subsidiaries. The Fund may invest up to 25% of its total assets in a wholly-owned and controlled Cayman Subsidiary also advised by the Adviser that will invest primarily in Investment Funds that invest in derivatives, including commodity and financial futures, commodity-linked structured notes, swap contracts and fixed-income securities that serve as collateral for its derivative positions, or in such instruments directly as well as in fixed-income securities that serve as collateral for its derivative positions, which may be used for hedging, speculation, or as substitutes for traditional securities. The Fund will consolidate the Cayman Subsidiary for purposes of financial statements, leverage and concentration. To qualify for the tax treatment available to regulated investment companies under the Code, the Fund must derive at least 90% of its gross income for each taxable year from sources treated as “qualifying income.” Income derived from direct investments in commodities is not “qualifying income.”

The Fund may also use one or more Cayman Subsidiaries to invest in non-U.S. private equity investments, including direct investments in non-U.S. private equity as well as non-U.S. private equity funds, and non-U.S. oil and gas investments, including direct investments in non-U.S. oil and gas as well as non-U.S. oil and gas funds. The Fund may invest up to 25% of its total assets in one or more Cayman Subsidiaries that primarily invest in non-U.S. private equity investments and up to 25% of its total assets in one or more Cayman Subsidiaries that primarily invest in non-U.S. oil and gas investments.

Corporate Subsidiaries. U.S. private equity investments, including U.S. private equity funds, and U.S. private oil and gas investments, including U.S. private oil and gas funds, may be held through one or more Corporate Subsidiaries also advised by the Adviser. The Fund may invest up to 25% of its total assets in one or more Corporate Subsidiaries that primarily invest in U.S. private equity investments, including direct investments in U.S. private equity as well as U.S. private equity funds, and up to 25% of its total assets in one or more Corporate Subsidiaries that primarily invest in U.S. private oil and gas investments, including direct investments in U.S. oil and gas as well as U.S. private oil and gas funds. The Fund reserves the right to include non-U.S. investments in such Corporate Subsidiaries as well. Because any Corporate Subsidiary through which the Fund invests in private equity or private oil and gas funds is treated as a regular taxable corporation for U.S. federal income tax purposes, any Corporate Subsidiary will incur tax expenses. This is different than a typical registered investment company that qualifies for tax treatment available to regulated investment companies under the Code. The returns on investments held in Corporate Subsidiaries will be reduced by the taxes paid. In calculating its daily net asset value, the Fund will, among other things, account for any Corporate Subsidiary’s deferred tax liability and/or asset balances.

All Wholly-Owned Subsidiaries. The Fund will consolidate all of its Wholly-Owned Subsidiaries such as any REIT Subsidiary, Cayman Subsidiary or Corporate Subsidiary for purposes of financial statements, diversification, leverage and concentration. The Fund may invest up to 50% of its assets in Wholly-Owned Subsidiaries.

The SAI contains a list of other fundamental and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

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Leverage

The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a RIC to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, and measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. In addition, certain Investment Funds may utilize leverage in their investment programs. Such leverage may take the form of loans for borrowed money, trading on margin or other forms of direct and indirect borrowings, or derivative instruments, including, among others, forward contracts, futures contracts, options, swaps and reverse repurchase agreements, and other instruments and transactions that are inherently leveraged.

Temporary Investments

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempts to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. government, its agencies or instrumentalities. In these and other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio manager are subjective.

Other Information Regarding Investment Strategy

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be between 25 and 50%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. For the year ended December 31, 2019, the Fund’s portfolio turnover rate was 29%. Higher rates of portfolio turnover typically result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

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Investment Allocation and Portfolio Construction

The Fund pursues its investment objective by allocating its assets to build a broad portfolio consisting primarily of the following asset classes: (1) U.S. and non-U.S. equity securities, including, (2) real estate investments, (3) commodity and precious metal investments, (4) energy and natural resource investments, (5) absolute return investments, and (6) U.S. and non-U.S. fixed income securities. The Fund focuses on maintaining a high level of diversification, utilizing multiple investment strategies for each asset class. The Fund emphasizes low expected performance correlation between these six asset classes and where possible, reduced correlation across strategies within an asset class.

The Fund’s equity securities allocation will be based on the Adviser’s near- and long-term performance expectations of the securities. Primary factors influencing these expectations include: (1) current market valuations, (2) earnings expectations, (3) current and expected interest rates and (4) inflation expectations. In making its equity securities allocation decisions, the Adviser will consider the relative opportunities of equity securities compared to other investment classes and will adjust its allocation to equity securities generally and within sub-categories of equity securities, such as U.S., developed non-U.S., and emerging market equity securities. Absolute and relative valuations throughout global equity markets will affect the aggregate equity securities allocation as well as allocations to specific sub-sectors and strategies. Specific equity strategies and allocation targets will be determined based on expectations regarding future market segments, management strength, and expected diversification benefits. The Fund may also enter into short sales on equity securities that the Fund’s Adviser expects to underperform. Short sales are transactions in which the Fund sells a security it does not own. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing the security at the market price at or prior to the time of replacement. Short sales may be done for investment or hedging purposes.

The Fund’s real estate allocation will be dependent on current valuations of real estate and the availability of particular real estate investment programs to provide the Fund with exposure to real estate with desired characteristics. The Adviser will evaluate real estate investment programs based on their ability to generate attractive returns and their relative risk/return profile.

The commodities and precious metals allocation will be influenced by various factors such as global growth projections, expected global demand across sectors, secular pricing trends, access to specific commodities and precious metals, and availability of desirable investment vehicles. Expectations of rising prices and an acceptable means of investment are both key factors in increasing or decreasing allocations to this sector. A pure play (ownership of companies that are active within particular natural resource sectors) to commodities may also be used to secure exposure.

The Fund’s energy and natural resources allocation will target diverse sub-segments of energy and natural resources through various investment vehicles. It is expected that both tradable and non-tradable investment opportunities will be pursued as part of the overall strategy of securing exposure to multiple segments while also seeking to take advantage of characteristics of different investment structures. Factors such as long-term energy trends and expected pricing movements of particular energy forms and natural resources will be considered along with the desirability of specific investment vehicles.

The Fund’s absolute return investments allocation will be added with an emphasis on reducing overall portfolio volatility through lower cross correlation with other portfolio holdings, and secondarily, lower cross-correlation amongst the individual investments and investment vehicles. It is expected that a variety of strategic approaches will be targeted for investment.

The Fund’s fixed income securities allocation will be based on the Adviser’s expectations regarding future interest rates. Because fixed income provides unique diversification benefits and is fully liquid, allocations to fixed income securities may be used to satisfy the Fund’s liquidity requirements. See “Quarterly Repurchases of Shares.” The relative attractiveness of equity and fixed income securities will influence the Fund’s allocation to the remaining investment classes.

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Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Equity Investments

U.S. Equities. The Fund’s investments in U.S. equities will consist primarily of investments in publicly-traded equity securities issued by U.S. companies. These securities typically trade on the New York Stock Exchange (the “NYSE”) or the NASDAQ Stock Market (“NASDAQ”), although they may trade on other exchanges and markets as well. These investments may also include Investment Funds whose portfolios consist of securities issued by U.S. companies.

Foreign Developed Market Equities. The Fund’s investments in foreign developed market equities will consist primarily of publicly-traded equity securities issued by non-U.S. companies that are domiciled in industrialized countries with growth rates and economic activity similar to the U.S. These investments may include ADRs of non-U.S. companies, which are receipts for the shares of non-U.S. companies held in trust by U.S. banks and entitling the shareholders to all distributions and capital gains. ADRs are available for hundreds of stocks from numerous countries and are traded on U.S. exchanges. These investments may also include Investment Funds whose portfolios consist of securities issued by non-U.S. companies.

Emerging Market Equities. The Fund’s investments in emerging market equities will consist of publicly-traded equity securities issued by non-U.S. companies in “emerging markets,” or those countries that are experiencing higher growth rates that are expected to continue for the foreseeable future and whose economies are becoming industrialized. To achieve an appropriate level of diversification, the Fund may employ several international equity asset managers, each of which may focus on a particular country or region of the world. These investments may also include ADRs and Investment Funds whose portfolios consist of securities issued by non-U.S. companies.

Private Equity Investments. The Fund’s investments in private equity may consist of private equity funds and direct investments in private companies. Private equity investing provides funds to private companies, i.e., companies that are not listed on a stock exchange. Because these companies’ securities are not publicly traded, they are illiquid and therefore may be difficult to sell should the private equity fund seek to sell them prior to a scheduled liquidity event. Types of private equity funds are venture capital funds, which invest in the early stages of a company’s operations during its “start-up” phase, growth equity funds, which invest in existing companies with proven business models, good customer bases, and positive cash flow generation or profits, buyout funds, which invest in established companies requiring capital to restructure or facilitate a change in ownership, and distressed investing funds, which specialize in purchasing the debt or equity of troubled companies that may have defaulted or are on the brink of defaulting. The Fund may invest in any of these types of private equity funds. The Fund may acquire its private equity investments through Cayman Subsidiaries or Corporate Subsidiaries.

Real Estate Investments

REITs and Real Estate Funds. The Fund’s investments in REITs and real estate funds will consist of securities that qualify as REITs for U.S. federal income tax purposes. The Fund may invest in both REITs that are listed on a national securities exchange (“Listed REITs”) and REITs that are not listed on a national securities exchange (“Non-Listed REITs”). The Fund will use both macro and micro criteria in its evaluation of Listed REITs. Macro criteria include the relative attractiveness of Listed REITs to the broader market, the impact of the debt capital markets and the supply and demand of commercial real estate overall and the Listed REIT’s specific property types. The micro criteria include the attractiveness of the targeted property type for the REIT, the quality and historical success of management, relative multiples and analysis of the REIT’s yield, whether the Listed REIT is trading at a discount or premium to its NAV and other factors. The Fund will use management and operational analysis in its evaluation of Non-Listed REITs. The management analysis will include evaluating the strength of the Non-Listed REIT’s sponsor and its management team. The operational analysis will include a review of the investment merits of each property type, stability of income, distribution yield and distribution coverage.

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Real Estate Limited Partnerships. The Fund may invest in real estate limited partnership interests. These partnership interests are typically securities issued in private placements, meaning that the securities are not registered with the SEC or traded on a national securities exchange, and are only sold to investors meeting certain income or net worth requirements. These partnerships offer the opportunity to generate attractive returns but without the liquidity or required distributions offered by REITs. These partnerships may include a single property or multiple properties as their assets.

Direct Holdings of Real Property. The Fund may make direct investments in all types of commercial real properties, including retail, industrial and office properties. These investments may be, but need not be required to be, made through the REIT Subsidiary. The Fund will seek to acquire properties that will produce attractive returns and potential income with the potential for appreciation in value upon the disposition of a property. The Fund will acquire its properties through entities owned or controlled directly or indirectly by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes such as the REIT Subsidiary.

Commodities, Energy and Natural Resources

Commodity Investments. The Fund will gain exposure to the commodity sectors by investing in (1) the securities of companies that have a major portion of their operations in the exploration, recovery, production and processing of commodities (“Commodity Issuers”) and (2) commodity-linked derivative instruments, such as swap agreements, commodity futures, commodity-based exchange-traded funds, commodity-linked structured notes and swaps on commodity futures (collectively, the “ Commodity Instruments”), either by investing directly in those Commodity Instruments, or indirectly by investing in the Cayman Subsidiary (as described below) that invests in those Instruments. The Fund may invest in Commodity Issuers and Commodity Instruments listed on U.S. or non-U.S. exchanges, some of which could be denominated in currencies other than the U.S. dollar. The Fund’s investment in the Commodity Issuers and Commodity Instruments provides the Fund with exposure to the investment returns of the commodity sectors without investing directly in physical commodities. Commodities are assets that have tangible properties, such as oil, metals and agricultural products. There is no maximum or minimum exposure to any one Commodity Instrument or any one commodity sector.

Precious Metals. The Fund’s precious metals investments will include investments in companies that are involved in the mining of or exploration for precious and rare metals and minerals, including gold, silver, platinum and diamonds, as well as nickel, copper, zinc or other base or common metals or minerals. The Fund may also make direct investments in both precious and base metals or minerals, or may make such investments through Investment Funds whose portfolios consist of direct investments in such metals or minerals, futures contracts on such metals or related options or securities issued by companies involved in the mining of or exploration of metals and minerals.

Energy and Natural Resources Investments. The Fund may invest in multiple energy asset classes, including in publicly-traded securities issued by companies engaged in the exploration, mining, development, fabrication, processing, marketing or distribution of natural resources in the energy sector, including investments in oil and gas. These investments may take the form of long/short equities trading, commodities investments and precious metal investments as described above, MLPs and Investment Funds investing in oil, gas and other energy and natural resources. The Fund may acquire Investment Funds investing in oil, gas and other energy and natural resources through Cayman Subsidiaries or Corporate Subsidiaries.

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Master Limited Partnerships. The Fund may invest in MLPs directly and may invest indirectly by investing in Investment Funds that invest in MLPs. MLPs are entities that are structured as limited partnerships or as limited liability companies treated as partnerships. The units for these entities are listed and traded on a U.S. securities exchange. To avoid taxation as a corporation, the entity must receive at least 90% of its income from qualifying sources as set forth in Section 7704(d) of the Internal Revenue Code. These qualifying sources include natural resource-based activities such as the exploration, development, mining, production, processing, refining, transportation, storage and marketing of mineral or natural resources. Limited partnerships have two classes of interests – general partner interests and limited partner interests. The general partner typically controls the operations and management of the partnership through an equity interest in the limited partnership (typically up to 2% of total equity). Limited partners own the remainder of the partnership and have a limited role in the partnership’s operations and management.

MLPs organized as limited partnerships generally have two classes of limited partner interests – common units and subordinated units. The general partner of the MLP is typically owned by an energy company, an investment fund, the direct management of the limited partnership or is an entity owned by one or more of such parties. The general partner interest may be held by either a private or publicly traded corporation or other entity. In many cases, the general partner owns common units, subordinated units and incentive distribution rights (“IDRs”), in addition to its general partner interest in the MLP.

MLPs are typically structured such that common units and general partner interests have first priority to receive quarterly cash distributions up to an established minimum amount (“minimum quarterly distributions” or “MQD”). Common units also accrue arrearages in distributions to the extent the MQD is not paid. Once common units have been paid, subordinated units receive distributions of up to the MQD; however, subordinated units do not accrue arrearages. Distributable cash in excess of the MQD paid to both common and subordinated units is distributed to both common and subordinated units generally on a pro rata basis. Whenever a distribution is paid either to common unitholders or subordinated unitholders, the general partner is paid a proportional distribution. The holders of IDRs (usually the general partner) are eligible to receive incentive distributions if the general partner operates the business in a manner which results in distributions paid per unit surpassing specified target levels. As cash distributions to the limited partners increase, the IDRs receive an increasingly higher percentage of the incremental cash distributions. A common arrangement provides that the IDRs can reach a tier where the holder receives 48% of every incremental dollar paid to partners. These IDRs encourage the general partner to streamline costs, increase capital expenditures and acquire assets in order to increase the partnership’s cash flow and raise the quarterly cash distribution in order to reach higher tiers. Such results benefit all security holders of the master limited partnership.

Absolute Return Investments

Managed Futures. Managed futures funds are managed by professional money managers known as “commodity trading advisors” that are registered with the CFTC. They generally manage their clients’ assets using a proprietary trading system or a discretionary method that may involve going long or short in futures contracts in a variety of commodities. The Fund may allocate a portion of its assets in a managed futures funds with a single or multiple commodity trading advisor.

Hedge Funds. Hedge funds are Private Funds usually structured as private partnerships that investment managers organize and manage. These funds pursue very diverse strategies and are distinguished from other pooled investment products primarily by their availability to a limited number of select investors, by agreements that lock up the investors’ capital for fixed periods, and by their managers’ performance-based compensation. They may also be distinguished by their use of strategies beyond the scope of most mutual funds. Examples of specialized hedge fund strategies include, but are not limited to equity market neutral, which seeks to purchase and sell equity securities in an attempt to isolate risk to the relative value of one security or basket of securities, convertible arbitrage, which involves the purchase of convertible debt or preferred equity investment concurrent with the short sale of, or a short on an over-the-counter derivative position in the common stock of the issuer of such debt, volatility arbitrage, which entails the use of derivative instruments and can be used on both a stand-alone basis or as a hedging strategy in conjunction with other investment strategies, or fixed income or credit arbitrage, which is designed to identify and exploit anomalous spreads in the prices of functionally equivalent or substitutable securities. The Fund may invest in any of these types of hedge funds.

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Fixed Income Investments

U.S. Bonds. The Fund’s investments in U.S. bonds will include bonds, notes and debentures issued by publicly-traded and private corporations, debt securities issued by the U.S. government or agency thereof, or debt securities issued by a municipality. The Fund will utilize its investments in U.S. bonds for income, defensive portfolio measures or to maintain liquidity. These investments may also include Investment Funds, whose portfolios consist of U.S. bonds.

Foreign Developed Market Bonds. The Fund’s investments in foreign developed market bonds will include bonds, notes and debentures issued by non-U.S. publicly-traded and private corporations, debt securities issued by a non-U.S. government or agency thereof, or debt securities issued by a non-U.S. municipality. The Fund will utilize its investments in foreign developed market bonds for income, defensive portfolio measures or to maintain liquidity. The issuers of these bonds will be domiciled in industrialized countries with growth rates and economic activity similar to the U.S. These investments may also include Investment Funds whose portfolios consist of foreign developed market bonds.

Emerging Market Bonds. The Fund’s investments in emerging markets bonds will include bonds, notes and debentures in which the issuer is domiciled in an “emerging market.” These bonds, notes and debentures will be issued by non-U.S. publicly-traded and private corporations, debt securities issued by a non-U.S. government or agency thereof, or debt securities issued by a non-U.S. municipality. The Fund will utilize its investments in emerging market bonds for capital appreciation. These investments may also include Investment Funds whose portfolios consist of emerging market bonds.

Real Estate Collateralized Debt. The Fund’s real estate collateralized debt investments will include investments in REITs and other real estate investment vehicles that hold commercial mortgage-backed securities (“CMBS”), or collateralized debt obligations (“CDOs”). CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a partial or entire pool of commercial mortgage loans. CMBS can be structured as pass-through securities or securities in which cash flows are distributed to multiple classes of securities following a predetermined distribution waterfall, giving priority to selected classes and subordinating other classes. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as CMBS or mezzanine loans. CDOs may direct all interest payments to one class of security (called an interest only security) and all principal payments, including pre-paid principal, to another class of security. CDOs are typically issued in multiple tranches with varying risk/reward attributes in which some classes are subordinate to others in priority of payment. Both CMBS and CDOs are subject to all of the same risks as the underlying real estate assets.

Mezzanine Debt. The Fund’s mezzanine debt investments will include loans that generally take the form of a subordinated loan secured by a pledge on the ownership interests of an entity that owns commercial real estate, and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. These loans are subordinate to both first and subordinated mortgage loans, as described below, and thereby have more limited rights in the event of a default by virtue of their position in a borrower’s capital structure. This position, however, provides the potential for superior risk-adjusted returns during the term of the loan and at payoff. The Fund’s mezzanine loans may be either short-term (one-to-five year) or long-term (up to 10-year) and may be fixed or floating rate.

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Distressed Debt. The Fund’s investments in distressed debt will include investing in the debt of companies experiencing significant financial or operational difficulties that often lead to exchange offers, workouts, financial restructuring, reorganization or special credit event-related situations. These securities generally trade at significant discounts to par value because of these difficulties and because certain classes of investors are precluded, based on their investment mandates, from holding low-credit instruments.

Convertible Debt. The Fund’s investments in convertible debt will include the purchases of convertible debt or preferred equity investments (an instrument that is effectively a bond or has a fixed obligation of repayment with an embedded equity option, non-detachable warrants or an equity-linked or equity-indexed note). Investment returns are driven by a combination of an attractive coupon or dividend yield, interest on the short position and the level of the underlying stock’s volatility (which directly affects the option value of the security’s conversion feature).

Investment Funds

Exchange Traded Funds (“ETFs”). The Fund may invest its assets in ETFs that invest primarily in the securities and asset classes discussed above subject to the Fund’s investment restrictions. ETFs are typically passive funds that track their related index and have the flexibility of trading like a security. ETFs are usually structured as trusts and are managed by professionals and provide the investor with diversification, cost and tax efficiency and liquidity. ETF investors have the ability to take long and short positions in ETFs and buy them on margin. ETFs are also useful for hedging purposes, and some provide quarterly dividends. Additionally, some ETFs are structured as unit investment trusts, which are funds that are not actively managed; instead, these funds hold a fixed portfolio of securities or assets and are overseen by trustees. These types of ETFs are usually registered under the 1940 Act. Some ETFs, however, may be grantor trusts which are not typically registered under the 1940 Act. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index.

ETFs generally have two markets. The primary market consists of institutions that exchange a basket of securities plus cash in the form of dividends in exchange for shares of the ETF. The baskets, or units, are frequently large; a typical unit is equivalent to 50,000 ETF shares. The secondary market consists of an organized exchange such as a national securities exchange in which individuals may trade shares, often as little as a single share, during normal trading hours. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Usually the trading price is close to the ETF’s NAV because ETFs permit certain financial institutions, called “authorized participants,” to deposit and redeem shares in-kind rather than in cash, to avoid an arbitrage opportunity. This is different from open-ended mutual funds that are traded after hours once the NAV is calculated. ETFs share many similar risks with open-end and closed-end funds.

Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund’s direct fees and expenses. Finally, because the value of ETF shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

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Closed-End Funds. The Fund may invest its assets in “closed-end” investment companies (or “closed-end funds”) that invest primarily in the securities and asset classes discussed above, subject to the Fund’s investment restrictions. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. These closed-end funds then use the proceeds from the initial public offering to purchase securities or other assets.

Such securities are listed for trading on the NYSE or NASDAQ and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open-end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

Open-End Funds (mutual funds). Open-end funds, unlike closed-end funds, can issue and redeem shares as necessary; when investors wish to invest, the fund issues new shares in exchange for cash. When existing investors wish to redeem shares, the fund repurchases these shares and pays the investors cash. The Fund may invest in investment companies such as open-end funds that invest primarily in the securities and asset classes discussed above, subject to the Fund’s investment restrictions.

Private Funds. The term “privately offered pooled investment vehicles” or “Private Funds” as used through-out this Prospectus, refers to privately offered pooled investment vehicles, such as hedge funds, private equity funds, that are issued in private placements to investors that meet certain suitability standards. In general, these interests are subject to underlying lock-ups, are not freely tradable and/or have substantial transfer restrictions and no active trading market but may have certain rights as to redemption. The Fund will limit its investments in Private Funds that are excepted from the definition of “investment company” under the 1940 Act solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (“Private Investment Companies”), to no more than 15% of the Fund’s total assets. The Fund will limit its investments in all Private Funds to no more than 50% of its total assets. The Fund’s wholly-owned subsidiaries, such as the REIT Subsidiary, Cayman Subsidiaries and Corporate Subsidiaries are not considered Private Funds for purposes of this limitation. Rather, the Fund will look through these entities and to their underlying holdings for purposes of compliance with this limit.

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RISK FACTORS

An investment in the Fund’s shares is subject to various risks to which it is subject either directly or through its investments in Investment Funds. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. Before investing in the Fund, you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.

• Market Risk. An investment in the Fund is generally subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund represents an indirect investment in the securities owned by the Fund. Like all financial instruments, the value of these securities may move up or down, sometimes rapidly and unpredictably. The value of your investment in the Fund at any point in time may be worth less than the value of your original investment, even after considering any reinvestment of dividends and distributions.

• Valuation Risk. The value of the Fund’s investments may be difficult to ascertain and the valuations provided by the Adviser in accordance with the Fund’s valuation policies approved by the Board in respect of the Fund’s investments may result in the Fund receiving less than the amount it had valued the security at for fair value purposes. In particular, the value of the Fund’s ownership interest in certain private companies and in non-traded investment vehicles may be difficult to ascertain, and the Fund will depend heavily on the Adviser’s professional judgment to ascertain a valuation for the Fund’s investments.

Investors should understand that valuation issues involving the Fund’s investments in early stage and other private companies have on two separate occasions led to delays in the completion of the Fund’s annual audit. In 2020, the Fund was approximately four months late in filing audited financial statements for the fiscal year ended December 31, 2019. This delay required it to suspend share sales and to restate share prices and postpone implementing its quarterly share repurchase program for several months. A recurrence of this issue would further impact the liquidity of an investor’s shares.

• Equity Securities Risk. When the Fund invests in equity securities, the Fund’s investments in those securities are subject to price fluctuations based on a number of reasons, including changes in investors’ perceptions of the financial condition of an issuer, the general condition of the relevant stock market and broader domestic and international political and economic events. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular equity security held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets and reduced demand for its goods and services. In addition, equity securities prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. The prices of common equity securities are also sensitive to the market risks described above. Common equity securities in which the Fund may invest are structurally subordinated to preferred equity securities, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently riskier than preferred stock or debt instruments of such issuers. In addition, dividends on common equity securities which the Fund may hold are not fixed but are declared at the discretion of an issuer’s board of directors. There is no guarantee that the issuers of the common equity securities in which the Fund invests will declare dividends in the future or that, if declared, they will remain at current levels or increase over time.

• Real Estate Securities Risks. The Fund may invest in publicly-traded and non-traded REITs or Private Funds that hold real estate as well invest in real estate directly through entities owned or controlled directly or indirectly by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes, such as the REIT Subsidiary. As a result, its portfolio may be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies investing in real estate is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

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There are also special risks associated with particular sectors, or real estate operations generally, as described below:

•	Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

•	Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

•	Hotel Properties. The risks of hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

•	Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

•	Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

•	Community Centers. Community center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases, a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

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•	Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Other factors may contribute to the risk of real estate investments:

•	Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

•	Lack of Insurance. Certain of the portfolio companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

•	Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of our portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

•	Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

•	Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

•	Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds and can fluctuate significantly when interest rates change.
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•	Current Conditions. The decline in the broader credit markets in recent months related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad-based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

• REIT Risk. Investments in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Recent tax legislation permits a direct REIT shareholder to claim a 20% “qualified business income” deduction for ordinary REIT dividends. The Treasury Department recently released final regulations that allow a RIC to pay and report “section 199A dividends” to its shareholders with respect to the RIC’s qualified REIT dividends. Under the regulations, the amount of section 199A dividends that a fund may pay and report to its shareholders is limited to the excess of the “qualified REIT dividends” that the fund receives from REITs for a taxable year over the fund’s expenses allocable to such dividends. A shareholder may treat section 199A dividends received on a share of the fund as “qualified REIT dividends” if the shareholder has held the share for more than 45 days during the 91-day period beginning 45 days before the date on which the share becomes ex-dividend, but only to the extent that the shareholder is not under an obligation (under a short-sale or otherwise) to make related payments with respect to positions in substantially similar or related property. A shareholder may include 20% of the shareholder’s “qualified REIT dividends” in the computation of the shareholder’s “combined qualified business income amount” under Code Section 199A. Code Section 199A allows a taxpayer (other than a corporation) a deduction for a taxable year equal to the lesser of (i) the taxpayer’s “combined qualified business income amount” or (ii) 20% of the excess of the taxpayer's taxable income over the taxpayer’s net capital gain for the year.

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• Commodities Risk. Exposure to the commodities markets may subject the Fund to greater volatility than investments in more traditional securities. The value of commodity-linked investments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or sectors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The prices of energy, industrial metals, precious metals, agriculture and livestock sector commodities may fluctuate widely due to factors such as changes in value, supply and demand and governmental regulatory policies. The energy sector can be significantly affected by changes in the prices and supplies of oil and other energy fuels, energy conservation, the success of exploration projects, and tax and other government regulations, policies of the Organization of Petroleum Exporting Countries (“OPEC”) and relationships among OPEC members and between OPEC and oil-importing nations. The metals sector can be affected by sharp price volatility over short periods caused by global economic, financial and political factors, resource availability, government regulation, economic cycles, changes in inflation or expectations about inflation in various countries, interest rates, currency fluctuations, metal sales by governments, central banks or international agencies, investment speculation and fluctuations in industrial and commercial supply and demand. Commodity-linked investments are often offered by companies in the financial services sector, including the banking, brokerage and insurance sectors. As a result, events affecting issuers in the financial services sector may cause the Fund’s share value to fluctuate. Although investments in commodities typically move in different directions than traditional equity and debt securities, when the value of those traditional securities is declining due to adverse economic conditions, there is no guarantee that these investments will perform in that manner, and at certain times the price movements of commodity-linked investments have been parallel to those of debt and equity securities.

• Derivatives Risk. The Fund and certain Investment Funds may invest their assets in derivatives, such as futures, forwards and options contracts. The use of such derivatives may expose the Fund or Investment Fund to additional risks that it would not be subject to if it invested directly in the securities and commodities underlying those derivatives. The use of derivatives by Fund or the Investment Funds could subject the Fund to regulation by the CFTC as a commodity pool requiring compliance with certain CFTC rules. The risks associated with the Fund and Investment Funds’ use of futures and options contracts include:

•	Experiencing losses that exceed losses experienced by funds that do not use futures contracts and options.

•	There may be an imperfect correlation between the changes in market value of the securities held and the prices of futures and options on futures.

•	Although futures contracts are generally liquid instruments, under certain market conditions there may not always be a liquid secondary market for a futures contract. As a result, the Fund or Investment Fund may be unable to close out its futures contracts at a time which is advantageous.
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•	Trading restrictions or limitations may be imposed by an exchange, and government regulations may restrict trading in futures contracts and options.

•	Because option premiums paid or received by the Fund or Investment Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

• Futures and Options Risk. The Fund or certain Investment Funds may trade in futures contracts (and options on futures). Futures positions may be illiquid because, for example, most U.S. commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Under such daily limits, during a single trading day no trades may be executed at prices beyond the daily limits. Once the price of a contract for a particular future has increased or decreased by an amount equal to the daily limit, positions in the future can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures contract prices on various commodities or financial instruments occasionally have moved the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the Fund or an Investment Fund from promptly liquidating unfavorable positions and subject the Fund or Investment Fund to substantial losses. In addition, the Fund or an Investment Fund may not be able to execute futures contract trades at favorable prices if trading volume in such contracts is low. It is also possible that an exchange or a regulator (such as the CFTC) may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only. In addition, the CTFC and various exchanges impose speculative position limits on the number of positions that may be held in particular commodities. Trading in commodity futures contracts and options are highly specialized activities that may entail greater than ordinary investment or trading risks. When options are purchased over the counter, the Fund bears the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Fund may have difficulty closing out its position.

• Short Sale Risk. The Fund and some Investment Funds may sell securities short. In such short sales, the Fund or the Investment Funds will incur a loss as a result of a short sale position if the price of the security sold short increases between the date of the short position sale and the date on which the Fund or Investment Fund purchases an offsetting position. The Fund or Investment Fund will incur borrowing and dividend expenses on securities sold short. Positions in shorted securities are speculative and riskier than “long” positions (purchases) because the cost of the replacement security is unknown. Therefore, the potential loss on an uncovered short sale is unlimited, whereas the potential loss on long positions is limited to the original purchase price. In contrast to the Fund or Investment Fund’s long positions, for which the risk of loss is typically limited to the amount invested, the potential loss on the Fund or Investment Fund’s short positions is unlimited; however, the Fund intends to manage its investments in compliance with Section 18(f) of the 1940 Act, to ensure that a Fund shareholder will not lose more than the amount invested in the Fund. The Fund or Investment Fund’s long positions could decline in value while the value of the short positions increase, thereby increasing the Fund or Investment Fund’s overall potential for loss. Market factors may prevent the Fund or any Investment Fund from closing out a short position at the most desirable time or at a favorable price.

• Master Limited Partnerships and Energy Sector Risks. The Fund may invest in MLPs directly and may invest indirectly by investing in Investment Funds that invest in MLPs. The underlying MLPs will be focused in the energy sector. An investment in MLP units involves certain risks which differ from an investment in the securities of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments. Additional risks include the following: A decrease in the production of natural gas, natural gas liquids, crude oil, coal or other energy commodities or a decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution may adversely impact the financial performance of MLPs. To maintain or grow their revenues, these companies need to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources, through acquisitions, or through long-term contracts to acquire reserves. The financial performance of MLPs may be adversely affected if they, or the companies to whom they provide the service, are unable to cost-effectively acquire additional reserves sufficient to replace the natural decline. Various governmental authorities have the power to enforce compliance with regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of MLPs. Volatility of commodity prices, which may lead to a reduction in production or supply, may also negatively impact the performance of MLPs. MLPs are also subject to risks that are specific to the industry they serve. MLPs that provide crude oil, refined product, natural gas liquids and natural gas services are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors, including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events, and economic conditions, among others. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in an MLP’s business, an MLP were treated as a corporation for federal income tax purposes, such an MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution by the MLP would be reduced and distributions received by investors would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to investors, as compared to an MLP that is not taxed as a corporation, likely causing a reduction in the value of Fund shares.

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Recently enacted tax legislation permits certain investors in MLPs to claim a 20% “qualified business income” deduction for certain MLP income but, absent future legislation or guidance, does not permit a RIC, such as the Fund, paying dividends attributable to such income, to pass through this special treatment to its shareholders.

• Tax Risk. The Fund faces the risk that it could fail to qualify as a RIC under Subchapter M of the Code, and the risk of changes in tax laws or regulations, or interpretations thereof, possibly with retroactive effect, which could adversely affect the Fund. The federal, state, local and foreign tax consequences of an investment in Fund shares will depend on the facts of each investor’s situation. Investors are encouraged to consult their own tax advisors regarding the specific tax consequences that may affect such investors.

• Fixed Income Securities Risk. When the Fund invests in fixed income securities, directly or through Investment Funds, the value of the Fund’s investment may fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

• Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

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• High Yield Securities Risk. Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal. If that happens, the value of the bond may decrease, the Fund’s share price may decrease, and its income may be reduced. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. Such securities also may include “Rule 144A” securities, which are subject to resale restrictions. The lack of a liquid market for these bonds could decrease the Fund’s share price. Investments in high yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

• Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stock and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of convertible securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Convertible securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund or an Investment Fund is called for redemption, the Fund or Investment Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund or Investment Fund. In addition, the Fund and certain Investment Funds may invest in convertible securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stock especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

• Preferred Securities Risk. Preferred securities represent equity interests in a company that generally entitle the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company. Preferred securities are generally subordinated to bonds and other debt instruments in a company’s capital structure in terms of having priority to corporate income, claims to corporate assets and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments. Preferred securities are subject to issuer specific and market risks applicable generally to equity securities and are sensitive to changes in the issuer’s credit worthiness and to changes in interest rates and may decline in value if interest rates rise. In addition, preferred securities often have features that can adversely affect their returns, including the following:

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•	Preferred securities may include provisions that permit the issuer, at its discretion, to defer or omit distributions for a stated period without any adverse consequences to the issuer;

•	Preferred securities frequently have call features that allow the issuer to repurchase the security prior to its stated maturity;

•	An issuer may be able to exercise an option to redeem its preferred securities at par earlier than scheduled; and

•	Certain preferred securities, for example, have redemption features that are triggered by changes in U.S. federal income tax or securities laws.

• Medium and Small Capitalization Company Risk. The Fund and certain Investment Funds may invest in medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. Small capitalization companies are companies with market capitalizations generally less than $5 billion. Medium capitalization companies are companies with market capitalizations generally between $5 billion and $20 billion. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth, and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund or Investment Funds may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences. In addition, due to the factors enumerated above, emerging or smaller companies may be more difficult to value and may lead to additional financial reporting complexities.

• Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund and certain Investment Funds may employ hedging techniques to minimize these risks, but there can be no assurance that the Fund or Investment Funds will, in fact, hedge currency risk or, that if the Fund or an Investment Fund does, such strategies will be effective. The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for us to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of our investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to consider with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders’ foreign tax credits or deductions with respect to these taxes.

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• Emerging Market Risk. The Fund may invest a portion of its assets in countries with newly organized or less developed securities markets directly or indirectly through its investments in Investment Funds. There are typically greater risks involved in investing in emerging markets securities. Generally, economic structures in these countries are less diverse and mature than those in developed countries and their political systems tend to be less stable. Emerging market economies may be based on only a few industries, therefore security issuers, including governments, may be more susceptible to economic weakness and more likely to default. Emerging market countries also may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Investments in emerging market countries may be affected by government policies that restrict foreign investment in certain issuers or industries. The potentially smaller size of their securities markets and lower trading volumes can make investments relatively illiquid and potentially more volatile than investments in developed countries, and such securities may be subject to abrupt and severe price declines. Due to this relative lack of liquidity, the Fund may have to accept a lower price or may not be able to sell a portfolio security at all. An inability to sell a portfolio position can adversely affect the Fund’s or Investment Fund’s value or prevent the Fund or Investment Fund from being able to meet cash obligations or take advantage of other investment opportunities.

• Restricted and Illiquid Investments Risk. The Fund’s and certain Investment Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund or Investment Fund would be difficult to purchase or sell, possibly preventing the Fund or Investment Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund or Investment Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Investment Funds with principal investment strategies that involve securities of non-traded REITs, companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

• Non-Diversification Risk. The Fund is classified as a non-diversified management investment company under the 1940 Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a diversified management investment company. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services. Accordingly, the Fund may be subject to greater risk, because the Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

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• Leverage Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund or certain Investment Funds will magnify the Fund’s or Investment Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s or Investment Fund’s gains or losses. The use of leverage by the Fund or the Investment Funds can substantially increase the adverse impact of risks to which an investment in the Fund may be subject. Generally, the use of leverage also will cause the Fund or Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. Trading securities on margin results in interest charges and, depending on the amount of trading activity, such charges could be substantial. The level of interest rates generally, and the rates at which the Fund and the Investment Funds can borrow in particular, can affect the operating results of the Fund. The low margin deposits normally required in futures and forward trading permit a high degree of leverage; accordingly, a relatively small price movement in a futures contract can result in immediate and substantial losses to the investor. Such a high degree of leverage necessarily entails a high degree of risk. In addition, a lender to the Fund or Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

• REIT Subsidiary Risk. By investing in the REIT Subsidiary, the Fund is indirectly exposed to risks associated with the REIT Subsidiary’s direct investments in real estate. Because the REIT Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the REIT Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States, under which the Fund and the REIT Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the REIT Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and it shareholders. There can be no assurance that the REIT Subsidiary’s qualification as a REIT for federal income tax purposes can be continued. If the REIT Subsidiary fails to so qualify, it will be subject to tax on its taxable income at regular corporate rates.

• Cayman Subsidiary Risk. The Cayman Subsidiary will not be registered under the 1940 Act and, unless otherwise noted in this prospectus, will not be subject to all of the investor protections of the 1940 Act. The Fund, by investing in the Cayman Subsidiary, will not have all of the protections offered to investors in registered investment companies. However, the Fund wholly owns and controls the Cayman Subsidiary. The Fund and Cayman Subsidiary are both managed by the Adviser, making it unlikely that the Cayman Subsidiary will take action contrary to the interests of the Fund or its shareholders. The Fund’s Board has oversight responsibility for the investment activities of the Fund, including its investment in the Cayman Subsidiary, and the Fund’s role as the sole shareholder of the Cayman Subsidiary. Also, the Adviser, in managing the Cayman Subsidiary’s portfolio, will be subject to the same investment restrictions and operational guidelines that apply to the management of the Fund, viewing the Cayman Subsidiary and the Fund on a consolidated basis. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and Cayman Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Cayman Subsidiary to operate as described in this prospectus and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Cayman Subsidiary. If Cayman Islands law changes such that the Cayman Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns. By investing in commodities indirectly through the Cayman Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund. However, because the Cayman Subsidiary is a controlled foreign corporation, any income received from its investments in the commodities will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. Additionally, the IRS has issued a number of private letter rulings to other investment companies (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M of the Code. However, the IRS has suspended issuance of any further letters pending a review of its position. If the IRS were to change its position with respect to the conclusions reached in these private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a RIC for one or more years.

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• Corporate Subsidiary Risk. By investing through a Corporate Subsidiary, the Fund is indirectly exposed to risks associated with a Corporate Subsidiary’s direct investments in private equity or oil and gas. Because a Corporate Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the Corporate Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States or other jurisdiction, such as Delaware, under which the Fund and a Corporate Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the Corporate Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and it shareholders. As the Fund intends to qualify as a RIC, dividends received by the Fund from a Corporate Subsidiary and distributed to its shareholders will not be subject to U.S. federal income taxes at the Fund level, however, the Corporate Subsidiary will generally be subject to federal and state income taxes on its income, including any income the Corporate Subsidiary may recognize on the sale of an interest in private equity or private oil and gas funds that it holds. As a result, the net return to the Fund on such investments that are held by the Corporate Subsidiary will be reduced to the extent that the subsidiary is subject to income taxes. Additionally, in calculating its daily net asset value in accordance with generally accepted accounting principles, the Fund will account for the deferred tax liability and/or asset balances of the Corporate Subsidiary. Any Corporate Subsidiary used by the Fund will accrue a deferred income tax liability balance, at the current maximum statutory U.S. federal income tax rate (currently 21%) plus an estimated state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received by it on equity securities considered to be return of capital. Upon a Corporate Subsidiary’s sale of a portfolio security, such Corporate Subsidiary will be liable for previously deferred taxes. Any deferred tax liability balance of a Corporate Subsidiary will reduce the Fund’s net asset value.

• Limited Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly offers to repurchase shares at NAV. Under current regulations, such offers must be for not less than 5% of the Fund’s shares outstanding on the repurchase request deadline. The Fund may increase the size of these offerings to up to 25% of the Fund’s shares outstanding, in the sole discretion of the Board, but it is not expected that the Board will do so. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

• Management Risk. The net asset value of the Fund changes daily based on the performance of the securities, derivatives and other instruments in which it invests. The Adviser’s and Investment Funds managers’ judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of Investment Funds may also prove incorrect and may not produce the desired results.

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• Investment Funds Risk. The Fund may obtain investment exposure to various asset classes by investing in other investment companies, including registered investment companies, such as ETFs, mutual funds and closed-end funds, as well as hedge funds, private equity funds or other Private Funds that are not registered under the 1940 Act. Additional risks of investing in Investment Funds, where noted, are described below:

•	Strategies Risk: Each Investment Fund is subject to specific risks, depending on the nature of the fund. These risks could include liquidity risk, sector risk, and foreign currency risk, as well as risks associated with fixed income securities and commodities among others. Also, the Fund’s performance depends in part upon the performance of the Investment Fund managers and selected strategies, the adherence by such Investment Fund managers to such selected strategies, the instruments used by such Investment Fund managers and the Adviser’s ability to select Investment Funds and strategies and effectively allocate Fund assets among them.

•	Multiple Levels of Fees and Expenses: By investing in Investment Funds indirectly through the Fund, the investor bears asset-based fees at the Fund level, in addition to any asset-based fees and/or performance-based fees and allocations at the Investment Fund level. Moreover, an investor in the Fund bears a proportionate share of the fees and expenses of the Fund (including organizational and offering expenses, operating costs, sales charges, brokerage transaction expenses, and administrative fees) and, indirectly, similar expenses of the Investment Funds. Thus, an investor in the Fund may be subject to higher fees and operating expenses than if he or she invested in an Investment Fund directly.

•	Risk Related to Net Asset Value and Market Price. The market value of the ETFs and closed-end fund shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to net asset value.

•	Unregistered Investment Funds Risk. A significant portion of the vehicles in which the Fund may invest will likely not be subject to the 1940 Act. As a result, the Fund’s investments will not be subject to certain protections afforded to investors under the 1940 Act. These protections include, but are not limited to, certain corporate governance standards, as well as statutory protections against self-dealings and leverage limitations.

•	Additional Private Funds Risk. The Fund is subject to, and indirectly invests in Private Funds that are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or hedge funds, such as the Private Funds in particular. The Fund may not be able to invest in certain Private Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.
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Private Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Private Fund managers may invest the Private Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A Private Fund manager may focus on a particular industry or sector, (e.g., energy, utilities, financial services, healthcare, consumer products, industrials and technology), which may subject the Private Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Fund manager may focus on a particular country or geographic region, which may subject the Private Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. Private Fund managers may use derivatives for speculative or hedging purposes. Private Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Fund managers may not be registered under the Investment Advisers Act of 1940, as amended. Private Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Funds. Private Fund managers may sell short securities held by Private Funds, which presents the theoretical risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Private Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. Private Fund managers may change their investment strategies at any time. Private Fund managers may invest the Private Funds’ assets without limitation in restricted and illiquid securities. Private Fund managers may invest the Private Funds’ assets in equity securities without limitation as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements. Private Fund managers may charge Private Fund investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of an Private Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Fund managers to make investments that are riskier or more speculative than in the absence of these fees.

•	Additional Risk. The strategy of investing in Investment Funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes you pay. In addition, certain prohibitions on the acquisition of investment company shares by the Fund may prevent the Fund from allocating investments in the manner the Adviser considers optimal. Generally, the Fund may purchase in the aggregate only up to 3% of the total outstanding voting stock of any investment company, such as closed-end funds, mutual funds or ETFs, unless it is able to make purchases in reliance upon an Investment Fund’s exemptive order that permits investments in excess of the limits stated above.

• Business and Regulatory Risks. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund.

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• Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. Repurchase of shares will tend to reduce the number of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

MANAGEMENT OF THE FUND

Trustees and Officers

The trustees of the Fund are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser, and other service providers. The trustees also approve the Fund’s valuation policies and are responsible for the fair valuation of the Fund’s securities. The Board is comprised of five individuals, three of who are considered independent or “disinterested” trustees under the 1940 Act. The names and business addresses of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Pursuant to an Investment Management Agreement (the “Management Agreement”), Wildermuth Advisory, LLC, located at 818 A1A Hwy, Suite 301, Ponte Vedra Beach, FL 32082, serves as the Fund’s Adviser. The Adviser, a Delaware limited liability company formed in May 2013, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. Neither the Adviser nor its controlling persons have previously advised a registered investment company.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the assets of the Fund, furnish a continuous investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will compensate all Adviser personnel who provide services to the Fund (other than the Chief Compliance Officer). In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement a management fee, accrued daily and paid monthly, at the annual rate of 1.50% of the Fund’s average daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

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A discussion regarding the basis for the Board’s most recent approval of the Fund’s Investment Management Agreement is contained in the Fund’s annual report to shareholders for the year ended December 31, 2019.

Portfolio Manager

Daniel Wildermuth serves as the portfolio manager of the Fund, with primary responsibility for overseeing the overall allocation of the Fund’s portfolio. Mr. Wildermuth has over 25 years of experience in the financial services industry. As a CIO, Mr. Wildermuth has created and managed multiple domestic and international equity and fixed income investment portfolios. As CIO of an advisory firm and CEO of a brokerage firm, Mr. Wildermuth has analyzed and invested in securities and has also completed due diligence and made investment recommendations on various alternative investments, but he has no prior experience managing a publicly registered, closed-end fund. Mr. Wildermuth received a B.S. in engineering from Stanford University and an M.B.A. in Finance from the Anderson School at the University of California, Los Angeles.

The SAI provides additional information about the Fund’s portfolio manager’s compensation, other accounts managed and ownership of Fund shares.

Administrator and Accounting Agent; Transfer Agent

UMB Fund Services, Inc. (“UMBFS”), located at 235 W. Galena St., Milwaukee, WI 53212, serves as the Fund’s administrator (the “Administrator”) and fund accounting agent (the “Fund Accounting Agent”). As compensation for these services, the Fund has agreed to pay the Administrator and Fund Accounting Agent pursuant to an Administration and Fund Accounting Agreement with the Fund. For the fiscal year ended December 31, 2019, the Fund paid fees of $263,458 to UMBFS pursuant to the Administration and Fund Accounting Agreement.

Since April 27, 2020, SS&C Technologies, Inc. has served as the Fund’s transfer agent (the “Transfer Agent”) pursuant to a Transfer Agency Agreement with the Fund; prior to that date, UMBFS served as transfer agent. SS&C (and before it UMBFS) receive transfer agent fees billed monthly.

For the fiscal year ended December 31, 2019, the Fund paid fees of $427,795 to UMBFS pursuant to the Transfer Agency Agreement. The Fund has also agreed to pay annual per-account fees based on the number of shareholder accounts maintained by the Transfer Agent as well as certain other fees based on the shareholder services performed by the Transfer Agent on behalf of the Fund’s shareholders.

Custodian

UMB Bank, N.A. (“UMB Bank”), with principal offices at 1010 Grand Boulevard, Kansas City, Missouri 64106, serves as the primary custodian for the securities and cash of the Fund’s portfolio, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including bonuses, rent, office and administrative expenses, depreciation and amortization, and auditing expenses connected with investment and economic research, trading and investment management of the Fund.

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The Administrator is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration, accounting and transfer agent), including compensation of and office space for its officers and employees and administration of the Fund.

The Fund pays all other expenses incurred in its operation, including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and trustees, (viii) errors and omissions insurance for the Fund’s officers and trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class A and Class C shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. Class C shares are subject to a distribution fee at an annual rate of 0.75%.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering and organizational expenses but excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that they exceed 2.50% and 3.25% per annum of the Fund’s average daily net assets attributable to Class A and Class C shares, respectively (exclusive of “Acquired Fund Fees and Expenses”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Adviser is subject to repayment by the Fund within the three fiscal years following the fiscal year in which such waiver or reimbursement occurred; provided, however, that (i) the Fund is able to make such repayment without exceeding the expense limitation in place at the time the fees being repaid were waived or the Fund’s current expense limitation, whichever is lower, and (ii) such repayment is approved by the Board. The Expense Limitation Agreement is currently in effect through July 31, 2021 unless and until the Board approves its modification or termination.

The Fund will pay organizational costs and offering expenses incurred with respect to the offering of its shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. Under U.S. generally accepted accounting principles (“GAAP”), organizational costs are charged to expense as incurred and offering costs are amortized into expense over the first 12 months of the Fund’s operations using the straight-line method. All paid and accrued organization and offering costs and will have negative effects on total returns to investors.

The Investment Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. In the selection of such brokers or dealers and the placing of such orders, the Adviser will use its best efforts to obtain for the Fund the most favorable price and execution available, except to the extent it may be permitted to pay higher brokerage commissions for brokerage and research services. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

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Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of July 1, 2020, no person owned, either directly or indirectly, more than 25% of the voting securities of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as described below. Each Class A share will be offered at its NAV per share plus the applicable sales load, while each Class C share will be offered at its NAV per share. During the continuous offering, the price of the Fund’s shares will increase or decrease on a daily basis according to the NAV of the shares. The Fund’s NAV per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding. In computing NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations or on the basis of publicly available information regarding the value of such investments, depending upon the type of investment.

If market quotations are not readily available, securities are valued at fair value as determined in good faith by the Board. The Board has delegated the day-to-day responsibility for determining these fair values in accordance with the policies it has approved to the Fair Value Committee, subject to Valuation Committee and ultimately Board oversight. The Fair Value Committee will provide the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. As appropriate, the Valuation Committee and the Board will review any securities valued by the Fair Value Committee in accordance with the Fund’s valuation policies and typically during these periodic reports.

Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining fair value of a security. Rather, in determining the fair value of a security for which there are no readily available market quotations, several factors may be considered, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s portfolio manager. The Fund may use a third-party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

Valuation Process — In General

For purposes of determining the NAV of the Fund, and as applicable, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Fair Value Committee shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on NASDAQ are valued at the closing price, or, in the case of securities not reported by NASDAQ, a comparable source, as the Fair Value Committee deems appropriate to reflect their fair market value. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices for the day, or if no asked price is available, at the bid price. However, certain debt securities may be valued on the basis of prices provided by a pricing service based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity.

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For purposes of this section, the “last reported” trade price or sale price or “closing” bid price of a security on any trading day shall be deemed to be: (a) with respect to securities traded primarily on the NYSE or NASDAQ, the last reported trade price or sale price, as the case may be, as of 4:00 p.m., Eastern Time, on that day, and (b) for securities listed, traded or quoted on any other exchange, market, system or service, the market price as of the end of the “regular hours” trading period that is generally accepted as such by such exchange, market, system or service. If, in the future, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value of a security shall be determined as of such other generally accepted benchmark times

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market but may be valued at fair value if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s NAV may change at times when it is not possible to purchase or sell shares of the Fund.

Investments in privately placed debt instruments initially will be valued at cost (purchase price plus all related acquisition costs and expenses, such as legal fees and closing costs) and thereafter will be revalued quarterly at fair value.

Investment Funds that are Private Funds and Non-Traded REITs (“Non-Traded Funds”) will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund on a timely basis, the Fair Value Committee, acting under the Valuation Committee and ultimately the Board’s supervision and pursuant to policies implemented by the Board, will determine the fair value of the Fund’s investment based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Fair Value Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the NAV reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the Fair Value Committee’s fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes. In determining the fair value of a security for which there are no readily available market quotations, the Fair Value Committee, acting under the Valuation Committee and ultimately the Board’s supervision and pursuant to policies implemented by the Board, may consider several factors, including, but not limited to: (i) the nature and pricing history (if any) of the security; (ii) whether any dealer quotations for the security are available; (iii) possible valuation methodologies that could be used to determine the fair value of the security; (iv) the recommendation of the portfolio manager of the Fund with respect to the valuation of the security; (v) whether the same or similar securities are held by other accounts managed by the Adviser and the method used to price the security in those accounts; (vi) the extent to which the fair value to be determined for the security will result from the use of data or formula produced by third parties independent of the Fund; and (vii) the liquidity or illiquidity of the market for the security. Based on its review of all relevant information, the Fair Value Committee may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security.

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Because any Corporate Subsidiary through which the Fund invests in private equity investments or private oil and gas funds is treated as a regular taxable corporation, for U.S. federal income tax purposes any Corporate Subsidiary will incur tax expenses. Any Corporate Subsidiary used by the Fund will accrue, in accordance with generally accepted accounting principles, a deferred income tax liability balance at the current maximum statutory U.S. federal income tax rate (currently 21%) plus an assumed state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received on equity securities considered to be return of capital. In calculating its Daily NAV, the Fund will, among other things, account for any Corporate Subsidiary’s deferred tax liability and/or asset balances. Any deferred tax liability balance of any Corporate Subsidiary used by the Fund will reduce the Fund’s NAV.

Investors should understand that valuation issues involving the Fund’s investments in early stage companies in 2020 led to delays in filing the Fund’s audited financial statements and an accompanying lengthy suspension of the Fund’s offering of shares as well as share price restatements and a multi-month postponement of its share repurchase program.

CONFLICTS OF INTEREST

As a general matter, conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at per-class NAV per share no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The Fund may increase the size of these offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the per-class NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares, and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

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Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% of the total number of shares outstanding on the Repurchase Request Deadline. The Board may increase the size of Repurchase Offer Amount, up to a maximum of 25% of the total number of shares outstanding on the Repurchase Request Deadline, but it is not expected that the Board will do so.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund will send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (a “Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV per share that has been computed (which will be computed as of no more than seven days before the date of such notification), and how shareholders may ascertain the NAV per share after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV per share of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-445-6032 to learn the NAV per share. The Shareholder Notification will provide information concerning the NAV per share, such as the NAV per share as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Contingent Deferred Sales Charge

Selling brokers that have entered into distribution agreements may receive a one-time payment of 1.00% of the purchase price of Class C shares at the time of purchase. This amount is not payable by the Fund.

Class C shareholders who tender for repurchase of such shareholder’s Class C Shares such that they will have been held less than 365 days after purchase, as of the time of repurchase, will be subject to a contingent deferred sales charge of 1.00% of the original purchase price. The Fund or its designee may waive the imposition of the contingent deferred sales charge in the following situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the contingent deferred sales charge will be waived at any time in the future or that such contingent deferred sales charge will be waived for any other shareholder. Class A are not be subject to a contingent deferred sales charge. Shares acquired through the Fund’s Automatic Investment Program, reinvestment of dividends or capital gain distributions are not subject to a contingent deferred sales charge.

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Redemption Fee

For shares held for less than 91 days, the Fund will deduct a 2% redemption fee from the redemption amount. Shares held longest will be treated as being repurchased first and shares held shortest as being repurchased last. The redemption fee does not apply to shares that were acquired through reinvestment of distributions. Shares held for 91 days or more are not subject to the 2% fee. Redemption fees are paid to the Fund directly and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional number of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than 100 shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

In addition, valuation issues involving the Fund’s investments in early stage private companies in 2020 led to an approximately four month delay in filing audited financial statements for the fiscal year ended December 31, 2019. This caused a suspension of the Fund's sales of shares as well as required a restatement of share prices and a lengthy postponement of the Fund’s share repurchase program.

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Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Shareholder Notification is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the number of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders. The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

Quarterly Distribution Policy

The Fund intends to make a distribution each quarter to its shareholders of the gross investment income of the Fund. The distribution rate may be modified by the Board from time to time. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). The distribution policy may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

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Unless the registered owner of shares elects to receive cash, all distributions declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each month. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of a dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by SS&C. (the “Agent”). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at Wildermuth Endowment Fund, c/o SS&C Technologies, Inc., 430 W 7th Street, Suite 219030, Kansas City, MO 64105-1407. Such written notice must be received by the Agent prior to the date that the Distribution is scheduled to be reinvested or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund. Such shares will be either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

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In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Agent, in care of SS&C Technologies, Inc., 430 W 7th Street, Suite 219030, Kansas City, MO 64105-1407. Certain transactions can be performed by calling the toll-free number 1-888-445-6032.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes certain of the material federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their independent tax advisors regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of certain of the material tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see “Tax Status” in the SAI. There may be other tax considerations applicable to particular investors, such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet income, asset diversification and distribution tests each year. If the Fund so qualifies the Fund will not be subject to federal income tax to the extent, it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain dividends. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent that they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

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The Fund intends to make sufficient distributions to satisfy the distribution requirement and avoid Fund-level income and excise taxes. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund.

Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Such distributions will be eligible for the dividends-received deduction in the case of a corporate shareholder or treatment as qualified dividends (taxable at capital gains rates) in the case of a non-corporate shareholder only to the extent that the shareholder and the Fund meet certain requirements (e.g., shareholder holding period requirements in the Fund and Fund holding period requirements in underlying corporations) and the Fund designates a portion of its dividends as attributable to dividends received by the Fund that would have been eligible for the dividends-received deduction or treated as qualified dividends. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as long-term capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year.

In order to increase its investments in commodities investments, the Fund may invest in one or more Cayman Subsidiaries that invest in commodity and financial futures, commodity-linked structured notes and swap contracts or in Investment Funds that invest in such instruments. A Cayman Subsidiary’s net income from commodities trading will be “subpart F income” under the Code and will be currently includible in the Fund’s income. Under the Code, subpart F income is treated as qualifying income for purposes of the 90% income test to the extent that there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included. The IRS has recently finalized Treasury Regulations clarifying that, notwithstanding the preceding sentence, subpart F income derived by a RIC from a wholly-owned subsidiary, such as the Cayman Subsidiary, constitutes “qualifying income” as other income derived with respect to its business of investing in stock, securities or currencies without regard to whether there are current distributions.

In order to increase its investments in private equity and private oil and gas funds, the Fund may invest in one or more Corporate Subsidiaries that invest in private equity or private oil and gas funds or in equity securities issued by certain non-traded limited partnerships (or other “pass-through” entities, such as grantor trusts) which may not produce qualifying income for purposes of determining its compliance with the 90% gross income test applicable to regulated investment companies. The dividends received from such taxable subsidiaries will be qualifying income for purposes of the 90% gross income test. In general, the amount of cash distributable by such wholly owned subsidiaries will equal the amount of cash received from the limited partnerships or other pass-through entities as reduced by income taxes paid by such subsidiaries and other expenses.

The Fund will inform its shareholders of the source and tax status of all distributions after the close of each calendar year.

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DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust that was established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of the State of Delaware on August 28, 2013. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the trustees of the Fund may authorize separate classes of shares of beneficial interest. The trustees have authorized an unlimited number of shares, subject to a $5 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Fund currently offers three different classes of shares: Class A, Class C, and Class I shares. The Fund began continuously offering its common shares on January 2, 2015. As of December 2, 2015, the Fund simultaneously re-designated its issued and outstanding common shares as Class A shares and created Class C and Class I shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class. Certain share class details are set forth in “Plan of Distribution.”

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

As of July 1, 2020, of 25,000,000 Fund shares registered, 6,259,180 Class A shares were outstanding, 4,215,460 Class C shares were outstanding, and 2,978,646 Class I shares were outstanding.

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses, including interest, on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law may, in certain limited circumstances, be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

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Other Class of Shares

The Fund has registered Class I shares. Class I shares are subject to higher investment minimums, but are not subject to sales charges, distribution or shareholder servicing fees.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Administrator will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of entities or other persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The trustees are elected for indefinite terms and do not stand for reelection. A trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

Wildermuth Securities, LLC, 818 A1A Hwy, Suite 301, Ponte Vedra Beach, FL 32082 (“Wildermuth Securities”), serves as one of the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. UMB Distribution Services, LLC (“UMBDS” and together with Wildermuth Securities, the “Co-Distributors”), 235 West Galena Street, Milwaukee, Wisconsin 53212 also serves as co-distributor. The Fund’s shares are offered for sale through the Co-Distributors at NAV per share plus the applicable sales load. The Co-Distributors also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 of the Securities Act of 1933, as amended, the Fund intends to offer to sell up to $265,000,000 of its shares through the Co-Distributors on a continuous basis. The Co-Distributors are not required to sell any specific number or dollar amount of the Fund’s shares but each firm will use its best efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and neither of the Co-Distributors will act as a market maker in Fund shares. The Class C shares will pay a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a monthly basis. Class A shares are not currently subject to a Distribution Fee.

The Adviser, in its discretion and from its own resources, may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation which may include the following: payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Additionally, the Adviser may pay a servicing fee to the Co-Distributors and to other selected securities dealers and other financial industry professionals for providing ongoing broker-dealer services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.

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The Fund and the Adviser have agreed to indemnify each of the Co-Distributors against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments to either Co-Distributor may be required to make because of any of those liabilities. Such agreements do not include indemnification of either of the Co-Distributors against liability resulting from willful misfeasance, bad faith or negligence on the part of the relevant Co-Distributor in the performance of its duties or from reckless disregard by the relevant Co-Distributor of its obligations and duties under the Distribution Agreement. Either Co-Distributor may, from time to time, engage in transactions with or perform services for the Adviser and its affiliates in the ordinary course of business.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Administrator. The returned check and stop payment fee is currently $25. Investors may buy shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and received by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV per share next computed after it is received by the Financial Intermediary.

Investors may be charged a fee if they effect transactions through an intermediary, broker or agent. The Fund has authorized one or more brokers to receive on its behalf purchase orders. Such brokers are authorized to designate other intermediaries to receive purchase orders on the Fund’s behalf. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Purchase orders will be priced at the Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee.

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Investors should understand that valuation issues involving the Fund’s investments in early stage private companies in 2020 led to delays in filing the Fund’s audited financial statements and an accompanying lengthy suspension of sales of the Fund’s shares.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to the Wildermuth Endowment Fund to:

Wildermuth Endowment Fund

PO Box 219030

Kansas City, MO 64121-9030

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-888-445-6032 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: 101 000 695
Credit: Wildermuth Funds
Account #: 987 232 5478
Further Credit: Wildermuth Endowment Fund

(name of share class)
(shareholder registration)
(shareholder account number)

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By Wire — Subsequent Investments

Before sending a wire, investors must contact the Administrator to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m., Eastern Time, to be eligible for same day pricing. The Fund and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 for regular accounts and $50 for retirement accounts on specified days of each month into your established Fund account. Please contact the Fund at 1-888-445-6032, for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-888-445-6032. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4:00 p.m., Eastern Time, will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA PATRIOT ACT of 2001, the Transfer Agent will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call 1-888-445-6032 for additional assistance when completing an application.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five business days if clarifying information is not received.

Purchase Terms

The minimum initial purchase by an investor is $2,500 ($1,000 for retirement accounts). The Fund reserves the right to waive investment minimums. The Fund’s shares are offered for sale through the Co-Distributors at NAV per share plus the applicable sales load. The price of the shares during the Fund’s continuous offering will fluctuate over time with the NAV of the shares.

Share Class Considerations

When selecting a share class, you should consider the following:

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•	which share classes are available to you;
•	how much you intend to invest;
•	how long you expect to own the shares; and
•	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class A Shares

Investors purchasing Class A shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 5.75%, as set forth in the table below. A reallowance will be made by the Co-Distributors to participating dealers from the sales load paid by each investor. The sales charge varies, depending on how much you invest. There are no sales charges on reinvested distributions. The Fund reserves the right to waive sales charges. The following sales charges apply to your purchases of shares of the Fund:

Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance
Under $100,000	5.75%	6.10%	5.50%
$100,000 to $249,999	4.75%	4.99%	4.50%
$250,000 to $499,999	3.75%	3.90%	3.50%
$500,000 to $999,999	2.50%	2.56%	2.25%
$1,000,000 and above	1.00%	1.01%	1.00%

You may be able to buy Class A shares without a sales charge (i.e. “load-waived”) when you are:

•	reinvesting dividends or distributions;
•	participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services;
•	a current or former director or trustee of the Fund;
•	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;
•	purchasing shares through a financial services firm that has a special arrangement with the Fund;
•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services;

In addition, concurrent purchases of Class A shares by related accounts may be combined to determine the application of the sales load (i.e., available breakpoints or volume discounts). The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

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It is the responsibility of the investor (or, if applicable, the investor’s financial intermediary) to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

•	an individual;
•	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or
•	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the relevant Co-Distributor at the time of your purchase. You will need to give the relevant Co-Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

A letter of intent allows you to count all investments within a 13-month period in Class A shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A shares of the Fund which were previously purchased at a price including a front-end sales charge during the 90-day period prior to the Fund’s receipt of the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for Class A shares, respectively, the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Class C Shares

Class C shares are sold at the prevailing NAV per Class C share and are not subject to any upfront sales charge; however, the following are additional features that should be considered when purchasing Class C shares:

•	a minimum initial investment of $2,500 ($1,000 for retirement accounts), and a minimum subsequent investment of at least $100 ($50 for retirement accounts). The Fund reserves the right to waive investment minimums;
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•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C shares;
•	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C shares; and
•	a contingent deferred sales charge equal to 1.00% of the original purchase price of Class C shares repurchased by the Fund for repurchases of Class C shares held less than 365 days following such shareholder’s initial purchase.

The Co-Distributors may pay 1% of the amount invested to dealers who sell Class C shares. The Adviser or an affiliate reimburses a Co-Distributor for monies advanced to dealers. Because the Class C shares of the Fund are sold at the prevailing NAV per Class C share without an upfront sales load, the entire amount of your purchase is invested immediately.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A and Class C shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class A and Class C shares may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class A and Class C shares, respectively.

Distribution Plan

The Fund, with respect to its Class C shares, is authorized under a “Distribution Plan” to pay to a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class C shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset-based distribution fees. Under a Distribution Plan, the Fund pays a Distribution Fee at an annual rate of 0.75% of average daily net assets attributable to Class C shares. This Distribution Fee can be used to pay commissions and broker fees.

LEGAL MATTERS

Certain legal matters in connection with the shares are passed upon for the Fund by Practus, LLP, 1062 East Lancaster Avenue, Suite 15-A, Rosemont, PA 19010.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

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Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-888-445-6032 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning 30 days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US, LLP (“RSM”), is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements as well as preparing the Fund’s annual tax filings. RSM is located at 80 City Square, Boston, MA, 02129.

ADDITIONAL INFORMATION

This prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (File No. 811-22888). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	2
Investment Objective and Policies	2
Additional Information on Investment Instruments, Techniques and Operations	5
Management of the Fund	23
Portfolio Manager	29
Codes of Ethics	30
Proxy Voting Policies and Procedures	30
Control Persons and Principal Holders	31
Investment Advisory and Other Services	31
Allocation of Brokerage	33
Tax Status	33
Other Information	40
Independent Registered Public Accounting Firm	41
Financial Statements	41

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PRIVACY POLICY

1.	POLICY

Wildermuth Endowment Fund (the “Fund”) is committed to protecting your privacy. This privacy notice, which is required by state and federal law, explains the Fund’s privacy policy (the “Policy”). This Policy’s terms apply both to our current shareholders and to former shareholders as well.

2.	HOW WE PROTECT YOUR INFORMATION

We are committed to maintaining the privacy of our shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

3.	WHAT KIND OF INFORMATION WE COLLECT

The Fund may collect nonpublic personal information regarding investors from sources such as the following:

•	Account Applications and other forms, which may include a shareholder’s name, address, social security number and/or personally identifiable financial information;

•	Account History, including information about a shareholder’s losses or gains; and

•	Correspondence and Communication, with the Fund’s representatives and their affiliates.

4.	WHO HAS ACCESS TO SHAREHOLDER INFORMATION

We do not disclose any non-public personal information about our shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to provide services to shareholders (for example, to a transfer agent, investment adviser or third-party administrator). We restrict access to non-public personal information about our shareholders to Fund personnel and employees of Fund service providers with a legitimate business need for the information. We will maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our shareholders. Third parties that handle this information shall agree to follow the standards the Fund has established.

5.	UPDATING YOUR INFORMATION

To help us keep your information up-to-date and accurate, please contact the Fund if there is any change in your personal information.

Adopted December 2013

Wildermuth Endowment Fund
Class A Shares and Class C Shares of Beneficial Interest

August 27, 2020

Investment Adviser

Wildermuth Advisory, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Co-Distributors.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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PROSPECTUS

AUGUST 27, 2020

Wildermuth Endowment Fund

Class I Shares of Beneficial Interest
$1,000,000 minimum purchase amount

Wildermuth Endowment Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

•	The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time.

•	We do not expect a secondary market in the shares to develop. Even if any such market were to develop, closed-end fund shares trade frequently at a discount from net asset value, which creates a risk of loss for investors purchasing shares in the initial offering.

•	You should consider the shares to be an illiquid investment. Even though the Fund will make periodic offers to repurchase a portion of the shares to provide some liquidity to shareholders, only a limited number of shares will be eligible for repurchase at any time. Once each quarter, the Fund will offer to repurchase at net asset value (“NAV”) per share no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements. The Fund may increase the size of these offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Fund’s board of trustees (the “Board”), but it is not expected that the Board will do so.

•	You may not have immediate access to the money you invest for an indefinite period of time. An investment in our shares is not suitable for you if you need immediate access to the money you invest.

This prospectus provides information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Statement of Additional Information (the “SAI”) dated August 27, 2020, has been filed with the SEC. The SAI is available upon request and without charge by writing the Fund at c/o SS&C Technologies, Inc., 430 W 7th Street, Suite 219030, Kansas City, MO 64105-1407, or by calling toll-free 1-888-445-6032. The table of contents of the SAI appears on page 61 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-888-445-6032, or by visiting http://www.wildermuthendowmentfund.com. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to seek total return through a combination of long-term capital appreciation and income generation. The Fund pursues its objective by investing in assets that Wildermuth Advisory, LLC (the “Adviser”) believes will provide long-term capital appreciation and favorable risk-adjusted returns, as well as in income-producing assets that the Adviser believes will provide consistent income and, to an extent, liquidity.

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Securities Offered. The Fund is engaged in a continuous offering of multiple classes of A shares and C shares of beneficial interest in the Fund (the “shares”). Class I shares are offered by this prospectus. The Fund is organized as a Delaware statutory trust and is authorized to issue an unlimited number of shares. Class I shares are not subject to sales loads. The Fund offers Class A shares and Class C shares by a different prospectus. As of July 1, 2020, the Fund’s net asset value per Class I share was $13.52. As of July 1, 2020, there were 2,978,646 Class I shares outstanding. The minimum initial investment for Class I shares is $1,000,000, while subsequent investments may be made in any amount. The Fund reserves the right to waive the investment minimum.

The Fund is offering to sell its shares through Wildermuth Securities, LLC, and UMB Distribution Services, LLC, its co-distributors. Neither co-distributor is required to sell any specific number or dollar amount of the Fund’s shares, but each firm will use its best efforts to sell the shares. During the continuous offering, shares will be sold at the daily net asset value of the Fund next determined plus the applicable sales load (if any). See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended, until the Fund has sold shares in an amount equal to approximately $265 million. The Fund will make quarterly repurchase offers subject to certain conditions. See “Quarterly Repurchases of Shares.”

Even though the Fund will make periodic offers to repurchase a portion of its shares to provide some liquidity to shareholders, you should consider the shares to be an illiquid investment. Investing in the Fund’s shares involves risks. See “Risk Factors” below in this prospectus.

Investment Adviser

Wildermuth Advisory, LLC

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You should rely only on the information contained in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with additional information, or information different from that contained in this prospectus (and any accompanying supplement). If anyone provides you with different or additional information, you should not rely on it. In the event of a conflict between this prospectus and the accompanying prospectus supplement, if any, the prospectus supplement shall govern. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement, if any, is accurate only as of the date of this prospectus or such prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since then. We will update these documents to reflect material changes as required by law.

Wildermuth Endowment Fund

Optional Delivery of Shareholder Reports Notice

The Wildermuth Endowment Fund (the “Fund”) is a closed-end fund registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, and operates as an “interval fund” thereunder. The Fund is obligated to provide each of its shareholders with paper copies of its annual and semi-annual reports.

In June 2018, the Commission approved of a new, optional “notice and access” method for delivery of annual and semi-annual shareholder reports to investors in certain registered investment funds.

Under new Rule 30e-3 (the “Rule”), funds may deliver their annual and semi-annual shareholder reports by making them publicly accessible on a website, free of charge, and sending investors a paper notice of the availability of each report by mail. Investors who prefer to receive the full shareholder reports in paper form may, at any time, choose that option free of charge.

Please be advised that the Fund intends to rely on the new Rule 30e-3.

The Fund has elected to rely on the Rule as of January 1, 2021.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the Statement of Additional Information, particularly the information set forth under the heading “Risk Factors.”

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The Fund. The Wildermuth Endowment Fund is a continuously offered, non-diversified, closed-end management investment company. See “The Fund.” The Fund operates as an interval fund that will make quarterly repurchase offers of no less than 5% of the outstanding shares of the Fund at per-class net asset value (“NAV”) per share. While the Fund may increase the size of these offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Fund’s board of trustees (the “Board”), it is not expected that the Board will do so. See “Quarterly Repurchases of Shares.” The Fund’s investments are managed by Wildermuth Advisory, LLC (the “Adviser”). See “Management of the Fund.”

Investment Objective and Policies. The Fund’s investment objective is to seek total return through a combination of long-term capital appreciation and income generation.

The Fund pursues its objective by investing in assets that the Adviser believes will provide long-term capital appreciation and favorable risk-adjusted returns, as well as in income-producing assets that the Adviser believes will provide consistent income and, to an extent, liquidity.

Investment Strategy. The Adviser is responsible for the overall allocation of the Fund’s portfolio. The Adviser will seek to produce attractive risk-adjusted returns over time by replicating the investment and asset allocation strategies of institutional investors such as endowment funds. Generally, endowment funds own both income-producing assets and assets selected for long-term capital appreciation and structure their asset allocation to achieve both income and long-term appreciation. The Adviser manages the Fund using the investment strategies and asset allocation policies of traditional endowment funds and invests in a mix of liquid, traditional equity and fixed income investments as well as less liquid, alternative and non-traditional investments.

In general, the Fund’s portfolio will be invested across a mix of the following types of investments, both liquid and illiquid: (i) U.S. and non-U.S. equity investments; (ii) real estate investment trusts (“REITs”) and other real estate investments; (iii) energy and natural resource investments, including, but not limited to master limited partnerships (“MLPs”), oil and gas funds and other energy and natural resource funds, (iv) commodity investments, including, but not limited to, commodity pools and precious metals; (v) absolute return investments, including but not limited, to managed futures funds, hedge funds and other absolute return investment vehicles; (vi) U.S. and non-U.S. fixed income investments, including, but not limited to, notes, bonds, and asset-backed securities; and (vii) funds that provide exposure to the investments in (i) through (vi). In general, the Adviser will seek to allocate the Fund’s assets to benefit from the performance of various sectors, investment styles and industries. In selecting securities for investment, the Adviser will assess the likely risks and returns of the different alternative investment opportunities and evaluate the potential correlation among the investments under consideration. The Adviser will generally seek to invest in securities whose expected risk-adjusted returns are determined to be attractive and are likely to have low correlations among each other.

The Adviser may utilize fundamental, technical and other related methodologies to determine the intrinsic value of an investment. The Adviser may strategically rebalance the Fund’s investments according to current market conditions but will manage the Fund’s assets consistent with the Fund’s primary focus on long-term capital appreciation and income generation. The Adviser will manage investments using a long-term time horizon and across typical market cycles (which are estimated to last five to seven years). Generally, the Fund will sell a security if, in the judgment of the portfolio manager, the security’s total return potential has been met, the relevant issuer’s fundamentals have or may soon deteriorate, or a more attractive investment opportunity is identified.

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The Fund may also enter into short sales on equity securities that the Adviser believes will underperform the market. Short sales may be done for investment or hedging purposes.

Asset Classes and Instruments. The Fund will gain exposure to the following asset classes through investments in the instruments listed below, subject where noted to certain percentage limits:

1.	Equities:

a)	U.S. publicly traded equity securities,
b)	Foreign developed market publicly traded equity securities, and
c)	Emerging market publicly traded equity securities

2.	Private Equity:

a)	U.S. and non-U.S. direct private equity investments (including investments in private debt and loans to private entities)
b)	U.S. and non-U.S. private equity funds (subject to percentage limits on Private Funds)

3.	Real Estate: (Up to 25% of the Fund’s total assets):

a)	Publicly-traded and non-traded REITs,
b)	Real estate funds, including real estate partnerships, and
c)	Direct holdings of real property

4.	Energy and Natural Resources:

a)	MLPs,
b)	Oil and gas funds, and
c)	Other energy and natural resource funds.

5.	Commodities:

a)	Commodity pools,
b)	Commodity futures,
c)	Commodity-linked structured notes,
d)	Swap contracts, and
e)	Precious metal holdings.

6.	Absolute Return Investments: Subject to percentage limits on Private Funds:

a)	Hedge funds,
b)	Managed futures funds, and
c)	Other absolute return investment vehicles, including registered investment companies pursuing absolute return strategies

7.	Fixed Income:

a)	U.S. fixed income securities,
b)	Foreign developed market fixed income securities, and
c)	Emerging market fixed income securities.

Limitations Involving Asset Classes, Industries and Investment Funds.

•	Foreign Investments:

○	No more than 75% of the Fund’s total assets (inclusive of developed and emerging markets).
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○	Emerging Markets – The Fund may not invest more than 50% of its total assets in investments in emerging markets.

•	Derivatives:

○	Derivative instruments in which the Fund may invest include, but are not limited to, options, futures contracts, forward futures contracts and options on futures contracts.
○	The Fund may invest in derivatives for various portfolio management purposes, including, but not limited to, reducing transaction costs, increasing overall liquidity of the Fund, gaining exposure to certain asset classes and to mitigate risks.

•	Investment Funds: The Fund may invest without limit in eligible asset classes and securities through exchange-traded funds (“ETFs”), closed-end funds, open-end funds (mutual funds), managed futures funds, commodity pools and other publicly and privately offered pooled investment vehicles (collectively, “Investment Funds”), including Private Funds. The term “Private Funds” refers to privately offered pooled investment vehicles, such as hedge funds, which are issued in private placements to investors that meet certain suitability standards. In general, these interests are subject to underlying lock-ups, are not freely tradable and/or have substantial transfer restrictions and no active trading market (but may have certain rights as to redemptions).

○	Private Funds - The Fund will limit its investments in all Private Funds to no more than 50% of its net assets. Private Funds include Private Investment Companies (as defined below).

○	Private Investment Companies - These are Private Funds that are excluded from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The Fund will limit its investments in Private Investment Companies to no more than 15% of its net assets.

○	For purposes of compliance with limits on Private Funds and Private Investment Companies, the Fund will look through its wholly-owned subsidiaries and count their underlying holdings.

○	Generally, Investment Funds that invest predominantly in a particular asset class are considered an investment in that asset class for the purposes of the Fund’s allocation limits.

•	Wholly-Owned Subsidiaries: up to 50% of the Fund’s total assets,

○	REIT Subsidiary

▪	Direct real estate holdings are generally held through entities wholly-owned or controlled, directly or indirectly, by the Fund that qualify as a REIT for federal income tax purposes (a “REIT Subsidiary”).

▪	The Fund may invest up to 25% of its total assets in a REIT Subsidiary subject to the overall limitation on real estate and the overall limitation on Wholly-Owned Subsidiaries.
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○	Cayman Subsidiaries

▪	Commodity Investments

▪	Certain commodities investments may be held through a wholly-owned and controlled Cayman Islands subsidiary (“Commodity Cayman Subsidiary” and together with PE/OG Cayman Subsidiaries (as defined below), each is a “Cayman Subsidiary” and collectively are “Cayman Subsidiaries”).

▪	Other pooled vehicles, or in such instruments directly as well as fixed-income securities that serve as collateral for its derivative positions.

▪	The Fund may invest up to 25% of its assets in a Cayman Subsidiary that invests in commodity investments subject to the limitations on the Fund’s commodity investments and energy and natural resources investments.

▪	Foreign Private Equity/Oil & Gas

▪	Certain foreign private equity and foreign oil and gas investments may be held through one or more wholly-owned and controlled Cayman Islands subsidiaries (“PE/OG Cayman Subsidiaries”).

▪	The Fund may invest up to 25% of its assets in a Cayman Subsidiary that invests in foreign oil and gas investments subject to the limitations on commodity investments and energy and natural resources investments

▪	The Fund may invest up to 25% of its assets in a Cayman Subsidiary that invests in foreign private equity

○	Corporate Subsidiaries (Domestic Private Equity/Oil & Gas)

▪	Certain domestic private equity and domestic oil and gas investments may be held through one or more U.S. entities that are taxable as corporations under Subchapter C of the Code that are wholly-owned, directly or indirectly, by the Fund (“Corporate Subsidiaries”).

▪	The Fund may invest up to 25% of its assets in a Corporate Subsidiary that invests in domestic oil and gas investments subject to the limitations on commodity investments and energy and natural resources investments.

▪	The Fund may invest up to 25% of its assets in a Corporate Subsidiary that invests in domestic private equity.

▪	Because any Corporate Subsidiary through which the Fund invests in private equity or private oil and gas investments is treated as a regular taxable corporation for U.S. federal income tax purposes, any Corporate Subsidiary will incur tax expenses. This is different than a typical registered investment company that qualifies for the tax treatment available to a regulated investment company (“RIC”) under the Code. The return on investments held in Corporate Subsidiaries will be reduced by the taxes paid.
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▪	The Fund will consolidate any REIT Subsidiary, Cayman Subsidiary or Corporate Subsidiary (collectively, “Wholly-Owned Subsidiaries”) for purposes of financial statements, diversification, leverage and concentration.

These allocation limits generally apply at the time of investment. Although the Adviser will seek to stay within these limits under normal circumstances, due to the illiquid nature of some of the Fund’s investments, the Adviser may not be able to do so in the event of market movements. In applying these allocation limits, we also will take into account the requirement for qualifying to be taxed as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”).

Leverage. The Fund may employ leverage, including borrowing from banks, in an amount up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). Additionally, some Investment Funds may also employ leverage. See “Investment Objective, Policies and Strategies.”

Temporary Investments. To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities, cash or cash equivalents. These short-term debt securities include: treasury bills, commercial paper, certificates of deposit, bankers’ acceptances, U.S. government securities and repurchase agreements. While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of such shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Summary of Risk Factors. Investing in the Fund is subject to various risks to which it is subject either directly or through its investments in Investment Funds, including the risk that you may receive little or no return on your investment or that you may lose all or part of your investments. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund, you should carefully consider the following risks. See “Risk Factors.”

•	Pandemic Risk. An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread internationally. This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, disruptions to supply chains and customer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the worldwide economy, as well as the economies of individual countries, individual companies and the market in general in significant and unforeseen ways. Any such impact could adversely affect the performance of the securities in which the Fund invests and may lead to losses on your investment in the Fund.

•	Market Risk. An investment in the Fund is generally subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund represents an indirect investment in the securities owned by the Fund. Like all financial instruments, the value of these securities may move up or down, sometimes rapidly and unpredictably. The value of your investment in the Fund at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

•	Valuation Risk. The value of the Fund's investments may be difficult to ascertain and the valuations provided by the Adviser in accordance with the Fund's valuation policies approved by the Board in respect of the Fund's investments may result in the Fund receiving less than the amount it had valued the security at for value purposes. In particular, the value of the Fund's ownership interest in certain private companies and in non-traded investment vehicles may be difficult to ascertain, and the Fund will depend heavily on the Adviser's professional judgment to ascertain a valuation for the Fund's investments. See “Determination of NAV.”

Investors should understand that valuation issues involving the Fund's investments in early stage and other private companies have on two separate occasions led to delays in the completion of the Fund's annual audit. In 2020, the Fund was approximately four months late in filing audited financial statements for the fiscal year ended December 31, 2019. This delay required it to suspend share sales and to restate share prices and postpone implementing its quarterly share repurchase program for several months. A recurrence of this issue would further impact the liquidity of an investor's shares.

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•	Equity Securities Risk. When the Fund invests in equity securities, the Fund’s investments in those securities are subject to price fluctuations based on a number of reasons of issuer-specific and broader economic or international considerations. They may also decline due to factors which affect a particular industry or industries. In addition, equity securities prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. The prices of common equity securities are also sensitive to the market risks described above. Common equity securities in which the Fund may invest are structurally subordinated to other instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently riskier than preferred stock or debt instruments of such issuers. In addition, dividends on common equity securities which the Fund may hold are not fixed and there is no guarantee that the issuers of the common equity securities in which the Fund invests will declare dividends in the future or that, if declared, they will remain at current levels or increase over time.

•	Real Estate Securities Risks. The Fund may invest in publicly-traded and non-traded REITs or Private Funds that hold real estate as well as invest in real estate directly through entities owned or controlled directly or indirectly by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes such as the REIT Subsidiary. As a result, its portfolio may be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies investing in real estate is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing; and (ix) changes in interest rates and leverage.

•	REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity.

•	Commodities Risk. Exposure to the commodities markets may subject the Fund to greater volatility than investments in more traditional securities. The value of commodity-linked investments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The prices of energy, industrial metals, precious metals, and agriculture and livestock sector commodities may fluctuate widely due to factors such as changes in value, supply and demand and governmental regulatory policies. The commodity-linked investments in which the Fund or the Investment Funds enter into may involve counterparties in the financial services sector, and events affecting the financial services sector may cause the Fund’s, share value to fluctuate.
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•	Derivatives Risk. The Fund or certain Investment Funds may invest in different types of derivative instruments, (which may be used for hedging, speculation, or as substitutes for traditional securities) including, but not limited to, futures, forwards and options contracts. The use of such derivatives may indirectly expose the Fund to additional risks that it would not be subject to if it invested directly in the securities and commodities underlying those derivatives. Derivative risks include: (i) imperfect correlation between the changes in market value of derivatives and the securities or indices on which they are based; (ii) illiquidity under certain market conditions; (iii) trading restrictions or limitations imposed by an exchange, or government regulations that may restrict trading; and (iv) leverage, which will magnify losses. The use of derivatives by the Fund or the Investment Funds could subject the Fund to regulation by the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool requiring compliance with certain CFTC rules.

•	Futures and Options Risk. The Fund or certain Investment Funds may trade in futures contracts (and options on futures). Risks associated with investments in futures and options include the risk that the futures or options contract will not fully offset the underlying position and that the investments in futures and options used for risk management may not have the intended effects and may result in losses or missed opportunities. The risk of loss of money from futures contracts and options on futures contracts used for non-hedging purposes may be greater than that of investments for hedging purposes. When options are purchased over the counter, the Fund (or the Investment Funds) bears the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Fund (or the Investment Funds) may have difficulty closing out its position.

•	Short Sale Risk. The Fund and some Investment Funds may sell securities short. The Fund or such Investment Funds will incur a loss as a result of a short sale position if the price of the security sold short increases between the date of the short position sale and the date on which the fund purchases an offsetting position. The fund will incur borrowing and dividend expense on securities sold short. Positions in shorted securities are speculative and riskier than “long” positions (purchases) because the cost of the replacement security is unknown. A fund’s long positions could decline in value at the same time that the value of the short positions increase, thereby increasing the fund’s overall potential for loss. Market factors may prevent such fund from closing out a short position at the most desirable time or at a favorable price.

•	Master Limited Partnerships and Energy Sector Risks. The Fund may invest directly in master limited partnerships (“MLPs”) directly and may invest indirectly in MLPs by investing in Investment Funds that invest in MLPs. The underlying MLP will be focused in the energy sector. An investment in MLP units involves certain risks which differ from an investment in the securities of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in current law or a change in an MLP’s business, an MLP were treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution by the MLP would be reduced and distributions received by investors would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to investors, likely causing a reduction in the value of Fund shares.
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•	Tax Risk. The Fund faces the risk that it could fail to qualify as a RIC under Subchapter M of the Code, and the risk of changes in tax laws or regulations, or interpretations thereof, possibly with retroactive effect, which could adversely affect the Fund. The federal, state, local and foreign tax consequences of an investment in Fund shares will depend on the facts of each investor’s situation. Investors are encouraged to consult their own tax advisors regarding the specific tax consequences that may affect such investors.

•	Fixed Income Securities Risk. When the Fund invests in fixed income securities, directly or through Investment Funds, the value of the Fund’s investment may fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments).

•	Credit Risk. There is a risk that issuers of debt securities will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities.

•	High Yield Securities Risk. Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal. Such securities may also be subject to resale restrictions. The lack of a liquid market for these bonds could decrease the Fund’s share price. Investments in high yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

•	Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stock and are subject to risks associated with both debt securities and equity securities. The market value of convertible securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities are also subject to credit risk and prepayment or redemption risk. In addition, the Fund or certain Investment Funds may invest in convertible securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” Convertible securities also have characteristics similar to common stock especially when their conversion value is the same as the value of the bond or preferred share.

•	Preferred Securities Risk. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights.

•	Medium and Small-Capitalization Company Risk. The Fund or certain Investment Funds may invest in medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.
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•	Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. The Fund or certain Investment Funds may employ hedging techniques to minimize these risks, but there can be no assurance that the Fund or Investment Funds will, in fact, hedge currency risk or, that if the Fund or Investment Fund does, such strategies will be effective. The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities.

•	Emerging Market Risk. Emerging market countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Emerging market securities also tend to be less liquid.

•	Restricted and Illiquid Investments Risk. The Fund’s investments are also subject to liquidity risk, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. The Adviser may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

•	Non-Diversification Risk. The Fund is classified as a non-diversified management investment company under the 1940 Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a diversified management investment company. Accordingly, the Fund may be subject to greater risk, because the Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company.

•	Leverage Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund or certain Investment Funds will magnify the Fund’s or Investment Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s or Investment Fund’s gains or losses. Generally, the use of leverage also will cause the Fund or Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund or Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund or Investment Fund.

•	Limited Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly offers to repurchase shares at NAV per share. Under current regulations, such offers must be for not less than 5% of the Fund’s shares outstanding on the repurchase request deadline. The Fund may increase the size of these offerings to up to 25% of the Fund’s shares outstanding, in the sole discretion of the Board, but it is not expected that the Board will do so. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.
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•	Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results.

•	Investment Funds Risk. Investment Funds are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. Accordingly, Fund shareholders may bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees in the case of some Investment Funds, and other expenses at the Investment Fund level. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in Investment Funds and may be higher than if the Fund invested directly in the underlying instruments. Additionally, the Fund’s performance depends in part upon the performance of the Investment Fund managers and selected strategies, the adherence by such Investment Fund managers to such selected strategies, the instruments used by such Investment Fund managers and the Adviser’s ability to select Investment Fund managers and strategies and effectively allocate Fund assets among them. Each Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk and market risk. A significant portion of the Investment Funds in which the Fund may invest will likely not be subject to or registered under the 1940 Act. Such investments will not be subject to certain protections afforded to investors under the 1940 Act.

•	Business and Regulatory Risk. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund.

•	Repurchase Policy Risk. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchases by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. Repurchase of shares will tend to reduce the number of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.
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•	REIT Subsidiary Risk. By investing through a REIT Subsidiary, the Fund is indirectly exposed to risks associated with the REIT Subsidiary’s direct investments in real estate. Because a REIT Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the REIT Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States, under which the Fund and a REIT Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the REIT Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and it shareholders. There can be no assurance that a REIT Subsidiary’s qualification as a REIT for federal income tax purposes can be continued. If a REIT Subsidiary fails to so qualify, it will be subject to tax on its taxable income at regular corporate rates.

•	Cayman Subsidiary Risk. The Cayman Subsidiary is not registered under the 1940 Act and, unless otherwise noted in this prospectus, is not subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Cayman Subsidiary, respectively, are organized, could result in the inability of the Fund and/or the Cayman Subsidiary to operate as described in this prospectus and could negatively affect the Fund and its shareholders. For example, Cayman Islands law does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Cayman Subsidiary. If Cayman Islands law changes such that the Cayman Subsidiary must pay Cayman Islands governmental authority taxes, Fund shareholders would likely suffer decreased investment returns. By investing in commodities indirectly through the Cayman Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund. However, because the Cayman Subsidiary is a controlled foreign corporation, any income received from its investments in the Investment Funds will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.

•	Corporate Subsidiary Risk. By investing through a Corporate Subsidiary, the Fund is indirectly exposed to risks associated with a Corporate Subsidiary’s direct investments in private equity or oil and gas. Because a Corporate Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the Corporate Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States or other jurisdiction, such as Delaware, under which the Fund and a Corporate Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the Corporate Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and it shareholders. As the Fund intends to qualify as a RIC, dividends received by the Fund from a Corporate Subsidiary and distributed to its shareholders will not be subject to U.S. federal income taxes at the Fund level, however, the Corporate Subsidiary will generally be subject to federal and state income taxes on its income, including any income the Corporate Subsidiary may recognize on the sale of an interest in private equity or private oil and gas funds that it holds. As a result, the net return to the Fund on such investments that are held by the Corporate Subsidiary will be reduced to the extent that the subsidiary is subject to income taxes. Additionally, in calculating its daily net asset value in accordance with generally accepted accounting principles, the Fund will account for the deferred tax liability and/or asset balances of the Corporate Subsidiary. Any Corporate Subsidiary used by the Fund will accrue a deferred income tax liability balance, at the current maximum statutory U.S. federal income tax rate (currently 21%) plus an estimated state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received by it on equity securities considered to be return of capital. Upon a Corporate Subsidiary’s sale of a portfolio security, such Corporate Subsidiary will be liable for previously deferred taxes. Any deferred tax liability balance of a Corporate Subsidiary will reduce the Fund’s net asset value.
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Investment Adviser and Fee. The Adviser was formed in May 2013. The Fund’s portfolio manager, Daniel Wildermuth, has over 25 years of experience in the financial services industry. As a chief investment officer (“CIO”) for over 20 years, Mr. Wildermuth has created and managed multiple domestic and international equity and fixed income investment portfolios. As CIO of an advisory firm and Chief Executive Officer (“CEO”) of a brokerage firm, Mr. Wildermuth has analyzed and invested in securities and has also completed due diligence and made investment recommendations on various alternative investments, but he has no prior experience managing a publicly registered, closed-end fund. The Adviser is entitled to receive a management fee, computed daily and paid monthly, at the annual rate of 1.50% of the Fund’s average daily net assets.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the direct, ordinary operating expenses of the Fund (including offering and organizational expenses but excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that they exceed 2.25% per annum of the Fund’s average daily net assets (the “Expense Limitation”) attributable to Class I shares. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Adviser is subject to repayment by the Fund within three years following such waiver or reimbursement; provided, however, that (i) the Fund is able to make such repayment without exceeding the expense limitation in place at the time the fees being repaid were waived or the Fund’s current expense limitation, whichever is lower, and (ii) such repayment is approved by the Board. The Expense Limitation Agreement is currently in effect through July 31, 2021 unless and until the Board approves its modification or termination. See “Management of the Fund.”

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class NAV, of not less than 5% of the Fund’s outstanding shares on the repurchase request deadline. The Fund may increase the size of these offerings to up to 25% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% (or up to 25%, as determined by the Board) of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

Distribution Policy. The Fund intends to make a distribution each quarter to its shareholders of the gross investment income of the Fund, without regard to Fund operating expenses. Such distributions may include a return of capital, which represents a return of a portion of a shareholder’s original investment. Although a return of capital is generally not taxable, it reduces a shareholder’s cost basis in his or her shares and may result in higher capital gains taxes, or a lower capital loss, when shares are sold. The distribution policy may be modified by the Board from time to time. Shareholders who receive additional shares will recognize income as if they had received cash and will have to satisfy their tax obligations from other sources. See “Distribution Policy.”

U.S. Federal Income Tax Summary. The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent that they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

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Dividend Reinvestment Policy. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

Administrator and Accounting Agent; Transfer Agent. UMB Fund Services, Inc. (“UMBFS”) serves as the Fund’s administrator and fund accounting agent, while SS&C became the Fund’s transfer agent as of April 27, 2020. See “Management of the Fund.”

Custodian. UMB Bank, N.A. (“UMB Bank”) serves as the Fund’s custodian. In furtherance of its duties to the Trust, the Custodian may appoint sub-custodians from time to time. Other entities may be appointed in the future to provide custodial services to the Trust. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class I
Maximum Sales Load (as a percent of offering price)	None
Redemption Fee on Shares Repurchased Within 90 Days of Purchase (as a percent of proceeds)	2.00%
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%
Other Expenses	1.22%
Shareholder Servicing Expenses	0.00%
Distribution Fee	0.00%
All Non-Shareholder Servicing Other Expenses	1.22%
Acquired Fund Fees and Expenses(1)	0.76%
Total Annual Expenses	3.48%
Fee Waiver and Reimbursement(2)	(0.47%)
Total Annual Expenses (after fee waiver and reimbursement)	3.01

(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in Investment Funds that are investment companies, including registered investment companies and Private Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights, when issued, because the financial statements, when issued, include only the direct operating expenses incurred by the Fund. Acquired Fund Fees and Expenses would be higher if similar fees and expenses of all Investment Funds were included in this calculation.

(2)	The Adviser and the Fund have entered into an Expense Limitation Agreement, under which the Adviser has agreed to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering and organizational expenses but excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that they exceed the 2.25% Expense Limitation attributable to Class I shares, exclusive of “Acquired Fund Fees and Expenses.” In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Adviser is subject to repayment by the Fund within three years of such waiver or reimbursement; provided, however, that (i) the Fund is able to make such repayment without exceeding the expense limitation in place at the time the fees being repaid were waived or the Fund’s current expense limitation, whichever is lower and (ii) such repayment is approved by the Board. The Expense Limitation Agreement is currently in effect through July 31, 2021 unless and until the Board approves its modification or termination. See “Management of the Fund.”
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The Summary of Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about these and other discounts is available from your financial professional and in “Plan of Distribution” of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year), and you redeemed your shares in full at the end of such period:

Example	1 Year	3 Years	5 Years	10 Years
Class I	$30	$102	$177	$373

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee although they may incur a redemption fee if shares are redeemed within 90 days of purchase. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance for the period of the Fund’s operations. Information for the year or periods indicated below, except as described hereafter, has been audited by RSM US LLP ("RSM"), an independent registered public accounting firm, whose report, along with the Fund’s financial statements are included in the Fund's 2019 Annual Report (available upon request) and incorporated by reference into the Fund’s SAI. RSM also performed the audit for the Fund's 2018 and 2017 fiscal years. The audits for the fiscal years prior to 2017 were performed by other auditors.

The table below sets forth financial data for one Class I share of beneficial interest outstanding throughout the period presented.

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Financial Highlights – Class I

	For the year ended December 31, 2019		For the year ended December 31, 2018	For the period ended December 31, 2017(1)
Net asset value, beginning of period	$12.79		$13.27	$12.26

Income from Investment Operations:
Net investment income (loss)(2)	(0.06)		0.17	0.02
Net realized and unrealized gain (loss) on investments	1.58		(0.31)	1.30
Total from investment operations	1.52		(0.14)	1.32
Less Distributions:
From return of capital	(0.41)		(0.32)	(0.13)
From net realized gains	—		(0.03)	(0.18)
Total distributions	(0.41)		(0.35)	(0.31)
Redemption Fees:	0.01		0.01	—
Net asset value, end of period	$13.91		$12.79	$13.27

Total return	12.06	%(3)	(1.07)%	10.87	%(4)

Ratios and Supplemental Data:
Net assets, end of period (in thousands)	$38,203		$12,084	$283
Ratio of gross expenses to average net assets(5)(9)	2.72%		2.96%	3.24	%(6)
Ratio of net expenses to average net assets(5)(7)	2.25%		2.25%	2.25	%(6)
Ratio of net investment income (loss) to average net assets(5)(8)	(0.42)%		1.27%	0.26	%(6)
Portfolio turnover rate	29%		31%	51	%(4)

(1)	Reflects operations for the period from April 28, 2017 (inception date) to December 31, 2017.
(2)	Per share amounts calculated using the average shares method.
(3)	Total return would have been 11.58% absent the Capital Contribution from the Adviser (see Note 4).
(4)	Not annualized.
(5)	The ratios of expenses and net investment income to average net assets do not reflect the Fund’s proportionate share of income and expenses of underlying investment companies in which the Fund invests.
(6)	Annualized.
(7)	Represents the ratio of expenses to average net assets inclusive of fee waivers and/or expense reimbursements by Adviser.
(8)	Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(9)	Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund was organized as a Delaware statutory trust on August 28, 2013. The Fund’s principal office is located at 818 A1A Hwy, Suite 301, Ponte Vedra Beach, FL 32082, and its telephone number is (678) 222-3100. The Fund’s investments are managed by the Adviser.

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USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of any applicable sales load will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt by the Fund. The Fund will pay organizational costs and its offering expenses incurred with respect to its initial and continuous offering. It is presently anticipated that the Fund will be able to fully invest the net proceeds according to its investment objective and policies within approximately three to four months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of securities consistent with the Fund’s investment objective and strategies. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to seek total return through a combination of long-term capital appreciation and income generation. The Fund pursues its objective by investing in assets that the Adviser believes provide favorable long-term capital appreciation and risk-adjusted return potential, as well as in income-producing assets that the Adviser believes will provide consistent income generation and liquidity. Generally, endowment funds have both income-producing assets and assets selected for long-term capital appreciation and must structure their asset allocation to achieve both these objectives. This allocation requires that the endowment seek to achieve a risk-adjusted return with lower volatility than other investment vehicles.

The Fund seeks to approximate the investment strategies and asset allocation policies of traditional endowment funds through a total mix of both liquid, traditional equity and fixed income investments and less liquid, alternative and non-traditional investments by allocating its portfolio to a variety of asset classes, including (i) U.S. and non-U.S. equity securities, (ii) real estate, (iii) energy and natural resources, (iv) commodities and precious metals, (v) absolute return investments as well as (vi) U.S. and non-U.S. fixed income securities. The Fund will gain exposure to these asset classes through its investments in: U.S., foreign developed market or emerging market equity securities, including private equity investments, real estate investments such as publicly-traded and non-traded REITs, real estate funds, or direct holdings of real property, MLPs, oil and gas funds and other energy and natural resource funds, commodity pools, commodity futures, commodity-linked structured notes, swap contracts and precious metal holdings, and U.S. and foreign notes, bonds and asset-backed securities.

The Fund may make investments in the preceding types of asset classes and securities through Investment Funds, including Private Funds. The term Private Funds refers to privately offered pooled investment vehicles, such as hedge funds, private equity funds, private managed futures funds or private commodity pools, private real estate funds and private oil and gas funds that are issued in private placements to investors that meet certain suitability standards. In general, these interests are subject to underlying lock-ups, are not freely tradable and/or have substantial transfer restrictions and no active trading market but have certain rights as to redemptions.

The Fund’s investments will be diversified across different asset classes, sectors and industries in an effort to increase return and lower volatility. Under normal circumstances, the Fund may:

•	Invest without limit in U.S. and non-U.S. equities. Equity securities in which the Fund may invest include, but are not limited to, common and preferred stock of all market capitalizations, convertible securities, rights and warrants, and depositary receipts (i.e., ADRs, EDRs, and GDRs).
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•	Invest up to 25% of its total assets to real estate investments. Subject to the overall 25% limit on investments in real estate, the Fund may invest in REITs and direct real estate holdings. Direct real estate holdings are generally held through entities wholly-owned or controlled, directly or indirectly, by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes (a “REIT Subsidiary”).

•	Invest in commodity investments and energy and natural resources investments, subject to any industry concentration limits imposed by the 1940 Act.

•	Invest in absolute return investments, subject to the Fund’s limit on investment in Private Funds.

•	Invest without limit in fixed income securities. Fixed income securities include corporate bonds, mortgage-backed or asset backed securities, securities issued by the U.S. and foreign governments, including their agencies and instrumentalities, inflation protected securities, as well as collateralized debt, mezzanine debt and distressed debt. Such securities may be of any maturity, duration or quality, including those that are rated below investment grade (i.e., high yield, high risk securities, or “junk bonds”).

•	Allocate up to 75% of its total assets to non-U.S. investments, including up to 50% of its total assets in investments in emerging markets.

•	Invest in derivative instruments, such as options, futures contracts, forward futures contracts and options on futures contracts, subject to limits imposed by the1940 Act. The Fund will invest for various portfolio management purposes, including, but not limited to, reducing transaction costs, increasing overall liquidity of the Fund, gaining exposure to certain asset classes and to mitigate risks.

•	Acquire interests in Investment Funds. The Fund will limit its total investments in Investment Funds that are Private Funds to no more than 50% of its net assets and will limit its investments in Investment Funds that are excepted from the definition of “investment company” under the 1940 Act, solely by Section 3(c)(1) or Section 3(c)(7) of the Act (“Private Investment Companies”), to no more than 15% of the Fund’s net assets.

These allocation limits generally apply at the time of investment. Although the Adviser will seek to stay within these limits under normal circumstances, due to the illiquid nature of some of the Fund’s investments, the Adviser may not be able to do so in the event of market movements.

In applying these allocation limits, the Adviser also will consider the requirement for qualifying to be taxed as a RIC under the Code.

REIT Subsidiaries. As noted above, the Fund may invest up to 25% of its total assets in one or more REIT Subsidiaries also managed by the Adviser which invests through wholly-owned special purpose companies in direct real estate properties. The Fund will consolidate any REIT Subsidiary for purposes of financial statements, leverage and concentration. Investment through a REIT Subsidiary involves risks, including the risk that failure of the REIT Subsidiary to qualify as a REIT will have adverse tax consequences on the REIT Subsidiary and may adversely affect the performance of the Fund, which are more fully described in “Principal Risks—REIT Subsidiary Risk” beginning on page 37 of this Prospectus.

In order to qualify as a REIT, a REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. Among other things, the Code limits the ability of a REIT Subsidiary to sell properties held for less than two years, which may cause it to incur losses. Since certain activities, if performed by the REIT Subsidiary, may not be qualifying REIT activities under the Code, the REIT Subsidiary may form taxable REIT subsidiaries, as defined in the Code, to engage in such activities. Even if the REIT Subsidiary qualifies for taxation as a REIT, it may be subject to certain federal, state and local taxes on its income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. If, for any taxable year, the REIT Subsidiary does not qualify as a REIT, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions would be taxable as ordinary dividends to the extent of the REIT’s current and accumulated earnings and profits. Dividends payable by the REIT Subsidiary to the Fund and, in turn, by the Fund to shareholders generally are not qualified dividends eligible for the reduced rates of tax. Provisions enacted as part of 2017 tax reform legislation permit a direct REIT Subsidiary investor to claim a 20% “qualified business income” deduction for certain REIT dividends. On January 18, 2019, the Treasury Department and the Internal Revenue Service (the “IRS”) issued proposed Treasury regulations permitting RICs to pass to their shareholders the special treatment of certain REIT dividends. Taxpayers may rely on the proposed Treasury regulations in their entirety until the date the Treasury Department adopts such regulations as final.

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Cayman Subsidiaries. The Fund may invest up to 25% of its total assets in a wholly-owned and controlled Cayman Subsidiary also advised by the Adviser that will invest primarily in Investment Funds that invest in derivatives, including commodity and financial futures, commodity-linked structured notes, swap contracts and fixed-income securities that serve as collateral for its derivative positions, or in such instruments directly as well as in fixed-income securities that serve as collateral for its derivative positions, which may be used for hedging, speculation, or as substitutes for traditional securities. The Fund will consolidate the Cayman Subsidiary for purposes of financial statements, leverage and concentration. To qualify for the tax treatment available to regulated investment companies under the Code, the Fund must derive at least 90% of its gross income for each taxable year from sources treated as “qualifying income.” Income derived from direct investments in commodities is not “qualifying income.”

The Fund may also use one or more Cayman Subsidiaries to invest in non-U.S. private equity investments, including direct investments in non-U.S. private equity as well as non-U.S. private equity funds, and non-U.S. oil and gas investments, including direct investments in non-U.S. oil and gas as well as non-U.S. oil and gas funds. The Fund may invest up to 25% of its total assets in one or more Cayman Subsidiaries that primarily invest in non-U.S. private equity investments and up to 25% of its total assets in one or more Cayman Subsidiaries that primarily invest in non-U.S. oil and gas investments.

Corporate Subsidiaries. U.S. private equity investments, including U.S. private equity funds, and U.S. private oil and gas investments, including U.S. private oil and gas funds, may be held through one or more Corporate Subsidiaries also advised by the Adviser. The Fund may invest up to 25% of its total assets in one or more Corporate Subsidiaries that primarily invest in U.S. private equity investments, including direct investments in U.S. private equity as well as U.S. private equity funds, and up to 25% of its total assets in one or more Corporate Subsidiaries that primarily invest in U.S. private oil and gas investments, including direct investments in U.S. oil and gas as well as U.S. private oil and gas funds. The Fund reserves the right to include non-U.S. investments in such Corporate Subsidiaries as well. Because any Corporate Subsidiary through which the Fund invests in private equity or private oil and gas funds is treated as a regular taxable corporation for U.S. federal income tax purposes, any Corporate Subsidiary will incur tax expenses. This is different than a typical registered investment company that qualifies for tax treatment available to regulated investment companies under the Code. The returns on investments held in Corporate Subsidiaries will be reduced by the taxes paid. In calculating its daily net asset value, the Fund will, among other things, account for any Corporate Subsidiary’s deferred tax liability and/or asset balances.

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All Wholly-Owned Subsidiaries. The Fund will consolidate all of its Wholly-Owned Subsidiaries such as any REIT Subsidiary, Cayman Subsidiary or Corporate Subsidiary for purposes of financial statements, diversification, leverage and concentration. The Fund may invest up to 50% of its assets in Wholly-Owned Subsidiaries.

The SAI contains a list of other fundamental and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

Leverage

The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a RIC to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, and measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. In addition, certain Investment Funds may utilize leverage in their investment programs. Such leverage may take the form of loans for borrowed money, trading on margin or other forms of direct and indirect borrowings, or derivative instruments, including, among others, forward contracts, futures contracts, options, swaps and reverse repurchase agreements, and other instruments and transactions that are inherently leveraged.

Temporary Investments

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempts to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. government, its agencies or instrumentalities. In these and other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio manager are subjective.

Other Information Regarding Investment Strategy

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be between 10% and 50%. The portfolio turnover rate is not expected to exceed 100% but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. For the year ended December 31, 2019, the Fund’s portfolio turnover rate was 29%. Higher rates of portfolio turnover typically result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the SAI.

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There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Investment Allocation and Portfolio Construction

The Fund pursues its investment objective by allocating its assets to build a broad portfolio consisting primarily of the following asset classes: (1) U.S. and non-U.S. equity securities, including, (2) real estate investments, (3) commodity and precious metal investments, (4) energy and natural resource investments, (5) absolute return investments, and (6) U.S. and non-U.S. fixed income securities. The Fund focuses on maintaining a high level of diversification, utilizing multiple investment strategies for each asset class. The Fund emphasizes low expected performance correlation between these six asset classes and where possible, reduced correlation across strategies within an asset class.

The Fund’s equity securities allocation will be based on the Adviser’s near- and long-term performance expectations of the securities. Primary factors influencing these expectations include: (1) current market valuations, (2) earnings expectations, (3) current and expected interest rates and (4) inflation expectations. In making its equity securities allocation decisions, the Adviser will consider the relative opportunities of equity securities compared to other investment classes and will adjust its allocation to equity securities generally and within sub-categories of equity securities, such as U.S., developed non-U.S., and emerging market equity securities. Absolute and relative valuations throughout global equity markets will affect the aggregate equity securities allocation as well as allocations to specific sub-sectors and strategies. Specific equity strategies and allocation targets will be determined based on expectations regarding future market segments, management strength, and expected diversification benefits. The Fund may also enter into short sales on equity securities that the Fund’s Adviser expects to underperform. Short sales are transactions in which the Fund sells a security it does not own. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing the security at the market price at or prior to the time of replacement. Short sales may be done for investment or hedging purposes.

The Fund’s real estate allocation will be dependent on current valuations of real estate and the availability of particular real estate investment programs to provide the Fund with exposure to real estate with desired characteristics. The Adviser will evaluate real estate investment programs based on their ability to generate attractive returns and their relative risk/return profile.

The commodities and precious metals allocation will be influenced by various factors such as global growth projections, expected global demand across sectors, secular pricing trends, access to specific commodities and precious metals, and availability of desirable investment vehicles. Expectations of rising prices and an acceptable means of investment are both key factors in increasing or decreasing allocations to this sector. A pure play (ownership of companies that are active within particular natural resource sectors) to commodities may also be used to secure exposure.

The Fund’s energy and natural resources allocation will target diverse sub-segments of energy and natural resources through various investment vehicles. It is expected that both tradable and non-tradable investment opportunities will be pursued as part of the overall strategy of securing exposure to multiple segments while also seeking to take advantage of characteristics of different investment structures. Factors such as long-term energy trends and expected pricing movements of particular energy forms and natural resources will be considered along with the desirability of specific investment vehicles.

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The Fund’s absolute return investments allocation will be added with an emphasis on reducing overall portfolio volatility through lower cross correlation with other portfolio holdings, and secondarily, lower cross-correlation amongst the individual investments and investment vehicles. It is expected that a variety of strategic approaches will be targeted for investment.

The Fund’s fixed income securities allocation will be based on the Adviser’s expectations regarding future interest rates. Because fixed income provides unique diversification benefits and is fully liquid, allocations to fixed income securities may be used to satisfy the Fund’s liquidity requirements. See “Quarterly Repurchases of Shares.” The relative attractiveness of equity and fixed income securities will influence the Fund’s allocation to the remaining investment classes.

Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Equity Investments

U.S. Equities. The Fund’s investments in U.S. equities will consist primarily of investments in publicly-traded equity securities issued by U.S. companies. These securities typically trade on the New York Stock Exchange (the “NYSE”) or the NASDAQ Stock Market (“NASDAQ”), although they may trade on other exchanges and markets as well. These investments may also include Investment Funds whose portfolios consist of securities issued by U.S. companies.

Foreign Developed Market Equities. The Fund’s investments in foreign developed market equities will consist primarily of publicly-traded equity securities issued by non-U.S. companies that are domiciled in industrialized countries with growth rates and economic activity similar to the U.S. These investments may include ADRs of non-U.S. companies, which are receipts for the shares of non-U.S. companies held in trust by U.S. banks and entitling the shareholders to all distributions and capital gains. ADRs are available for hundreds of stocks from numerous countries and are traded on U.S. exchanges. These investments may also include Investment Funds whose portfolios consist of securities issued by non-U.S. companies.

Emerging Market Equities. The Fund’s investments in emerging market equities will consist of publicly-traded equity securities issued by non-U.S. companies in “emerging markets,” or those countries that are experiencing higher growth rates that are expected to continue for the foreseeable future and whose economies are becoming industrialized. To achieve an appropriate level of diversification, the Fund may employ several international equity asset managers, each of which may focus on a particular country or region of the world. These investments may also include ADRs and Investment Funds whose portfolios consist of securities issued by non-U.S. companies.

Private Equity Investments. The Fund’s investments in private equity may consist of private equity funds and direct investments in private companies. Private equity investing provides funds to private companies, i.e., companies that are not listed on a stock exchange. Because these companies’ securities are not publicly traded, they are illiquid and therefore may be difficult to sell should the private equity fund seek to sell them prior to a scheduled liquidity event. Types of private equity funds are venture capital funds, which invest in the early stages of a company’s operations during its “start-up” phase, growth equity funds, which invest in existing companies with proven business models, good customer bases, and positive cash flow generation or profits, buyout funds, which invest in established companies requiring capital to restructure or facilitate a change in ownership, and distressed investing funds, which specialize in purchasing the debt or equity of troubled companies that may have defaulted or are on the brink of defaulting. The Fund may invest in any of these types of private equity funds. The Fund may acquire its private equity investments through Cayman Subsidiaries or Corporate Subsidiaries.

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Real Estate Investments

REITs and Real Estate Funds. The Fund’s investments in REITs and real estate funds will consist of securities that qualify as REITs for U.S. federal income tax purposes. The Fund may invest in both REITs that are listed on a national securities exchange (“Listed REITs”) and REITs that are not listed on a national securities exchange (“Non-Listed REITs”). The Fund will use both macro and micro criteria in its evaluation of Listed REITs. Macro criteria include the relative attractiveness of Listed REITs to the broader market, the impact of the debt capital markets and the supply and demand of commercial real estate overall and the Listed REIT’s specific property types. The micro criteria include the attractiveness of the targeted property type for the REIT, the quality and historical success of management, relative multiples and analysis of the REIT’s yield, whether the Listed REIT is trading at a discount or premium to its NAV and other factors. The Fund will use management and operational analysis in its evaluation of Non-Listed REITs. The management analysis will include evaluating the strength of the Non-Listed REIT’s sponsor and its management team. The operational analysis will include a review of the investment merits of each property type, stability of income, distribution yield and distribution coverage.

Real Estate Limited Partnerships. The Fund may invest in real estate limited partnership interests. These partnership interests are typically securities issued in private placements, meaning that the securities are not registered with the SEC or traded on a national securities exchange, and are only sold to investors meeting certain income or net worth requirements. These partnerships offer the opportunity to generate attractive returns but without the liquidity or required distributions offered by REITs. These partnerships may include a single property or multiple properties as their assets.

Direct Holdings of Real Property. The Fund may make direct investments in all types of commercial real properties, including retail, industrial and office properties. These investments may be, but need not be required to be, made through the REIT Subsidiary. The Fund will seek to acquire properties that will produce attractive returns and potential income with the potential for appreciation in value upon the disposition of a property. The Fund will acquire its properties through entities owned or controlled directly or indirectly by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes such as the REIT Subsidiary.

Commodities, Energy and Natural Resources

Commodity Investments. The Fund will gain exposure to the commodity sectors by investing in (1) the securities of companies that have a major portion of their operations in the exploration, recovery, production and processing of commodities (“Commodity Issuers”) and (2) commodity-linked derivative instruments, such as swap agreements, commodity futures, commodity-based exchange-traded funds, commodity-linked structured notes and swaps on commodity futures (collectively, the “ Commodity Instruments”), either by investing directly in those Commodity Instruments, or indirectly by investing in the Cayman Subsidiary (as described below) that invests in those Instruments. The Fund may invest in Commodity Issuers and Commodity Instruments listed on U.S. or non-U.S. exchanges, some of which could be denominated in currencies other than the U.S. dollar. The Fund’s investment in the Commodity Issuers and Commodity Instruments provides the Fund with exposure to the investment returns of the commodity sectors without investing directly in physical commodities. Commodities are assets that have tangible properties, such as oil, metals and agricultural products. There is no maximum or minimum exposure to any one Commodity Instrument or any one commodity sector.

Precious Metals. The Fund’s precious metals investments will include investments in companies that are involved in the mining of or exploration for precious and rare metals and minerals, including gold, silver, platinum and diamonds, as well as nickel, copper, zinc or other base or common metals or minerals. The Fund may also make direct investments in both precious and base metals or minerals or may make such investments through Investment Funds whose portfolios consist of direct investments in such metals or minerals, futures contracts on such metals or related options or securities issued by companies involved in the mining of or exploration of metals and minerals.

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Energy and Natural Resources Investments. The Fund may invest in multiple energy asset classes, including in publicly-traded securities issued by companies engaged in the exploration, mining, development, fabrication, processing, marketing or distribution of natural resources in the energy sector, including investments in oil and gas. These investments may take the form of long/short equities trading, commodities investments and precious metal investments as described above, MLPs and Investment Funds investing in oil, gas and other energy and natural resources. The Fund may acquire Investment Funds investing in oil, gas and other energy and natural resources through Cayman Subsidiaries or Corporate Subsidiaries.

Master Limited Partnerships. The Fund may invest in MLPs directly and may invest indirectly by investing in Investment Funds that invest in MLPs. MLPs are entities that are structured as limited partnerships or as limited liability companies treated as partnerships. The units for these entities are listed and traded on a U.S. securities exchange. To avoid taxation as a corporation, the entity must receive at least 90% of its income from qualifying sources as set forth in Section 7704(d) of the Internal Revenue Code. These qualifying sources include natural resource-based activities such as the exploration, development, mining, production, processing, refining, transportation, storage and marketing of mineral or natural resources. Limited partnerships have two classes of interests – general partner interests and limited partner interests. The general partner typically controls the operations and management of the partnership through an equity interest in the limited partnership (typically up to 2% of total equity). Limited partners own the remainder of the partnership and have a limited role in the partnership’s operations and management.

MLPs organized as limited partnerships generally have two classes of limited partner interests – common units and subordinated units. The general partner of the MLP is typically owned by an energy company, an investment fund, the direct management of the limited partnership or is an entity owned by one or more of such parties. The general partner interest may be held by either a private or publicly traded corporation or other entity. In many cases, the general partner owns common units, subordinated units and incentive distribution rights (“IDRs”), in addition to its general partner interest in the MLP.

MLPs are typically structured such that common units and general partner interests have first priority to receive quarterly cash distributions up to an established minimum amount (“minimum quarterly distributions” or “MQD”). Common units also accrue arrearages in distributions to the extent the MQD is not paid. Once common units have been paid, subordinated units receive distributions of up to the MQD; however, subordinated units do not accrue arrearages. Distributable cash in excess of the MQD paid to both common and subordinated units is distributed to both common and subordinated units generally on a pro rata basis. Whenever a distribution is paid either to common unitholders or subordinated unitholders, the general partner is paid a proportional distribution. The holders of IDRs (usually the general partner) are eligible to receive incentive distributions if the general partner operates the business in a manner which results in distributions paid per unit surpassing specified target levels. As cash distributions to the limited partners increase, the IDRs receive an increasingly higher percentage of the incremental cash distributions. A common arrangement provides that the IDRs can reach a tier where the holder receives 48% of every incremental dollar paid to partners. These IDRs encourage the general partner to streamline costs, increase capital expenditures and acquire assets in order to increase the partnership’s cash flow and raise the quarterly cash distribution in order to reach higher tiers. Such results benefit all security holders of the master limited partnership.

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Absolute Return Investments

Managed Futures. Managed futures funds are managed by professional money managers known as “commodity trading advisors” that are registered with the CFTC. They generally manage their clients’ assets using a proprietary trading system or a discretionary method that may involve going long or short in futures contracts in a variety of commodities. The Fund may allocate a portion of its assets in a managed futures funds with a single or multiple commodity trading advisor.

Hedge Funds. Hedge funds are Private Funds usually structured as private partnerships that investment managers organize and manage. These funds pursue very diverse strategies and are distinguished from other pooled investment products primarily by their availability to a limited number of select investors, by agreements that lock up the investors’ capital for fixed periods, and by their managers’ performance-based compensation. They may also be distinguished by their use of strategies beyond the scope of most mutual funds. Examples of specialized hedge fund strategies include, but are not limited to equity market neutral, which seeks to purchase and sell equity securities in an attempt to isolate risk to the relative value of one security or basket of securities, convertible arbitrage, which involves the purchase of convertible debt or preferred equity investment concurrent with the short sale of, or a short on an over-the-counter derivative position in the common stock of the issuer of such debt, volatility arbitrage, which entails the use of derivative instruments and can be used on both a stand-alone basis or as a hedging strategy in conjunction with other investment strategies, or fixed income or credit arbitrage, which is designed to identify and exploit anomalous spreads in the prices of functionally equivalent or substitutable securities. The Fund may invest in any of these types of hedge funds.

Fixed Income Investments

U.S. Bonds. The Fund’s investments in U.S. bonds will include bonds, notes and debentures issued by publicly-traded and private corporations, debt securities issued by the U.S. government or agency thereof, or debt securities issued by a municipality. The Fund will utilize its investments in U.S. bonds for income, defensive portfolio measures or to maintain liquidity. These investments may also include Investment Funds, whose portfolios consist of U.S. bonds.

Foreign Developed Market Bonds. The Fund’s investments in foreign developed market bonds will include bonds, notes and debentures issued by non-U.S. publicly-traded and private corporations, debt securities issued by a non-U.S. government or agency thereof, or debt securities issued by a non-U.S. municipality. The Fund will utilize its investments in foreign developed market bonds for income, defensive portfolio measures or to maintain liquidity. The issuers of these bonds will be domiciled in industrialized countries with growth rates and economic activity similar to the U.S. These investments may also include Investment Funds whose portfolios consist of foreign developed market bonds.

Emerging Market Bonds. The Fund’s investments in emerging markets bonds will include bonds, notes and debentures in which the issuer is domiciled in an “emerging market.” These bonds, notes and debentures will be issued by non-U.S. publicly-traded and private corporations, debt securities issued by a non-U.S. government or agency thereof, or debt securities issued by a non-U.S. municipality. The Fund will utilize its investments in emerging market bonds for capital appreciation. These investments may also include Investment Funds whose portfolios consist of emerging market bonds.

Real Estate Collateralized Debt. The Fund’s real estate collateralized debt investments will include investments in REITs and other real estate investment vehicles that hold commercial mortgage-backed securities (“CMBS”), or collateralized debt obligations (“CDOs”). CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a partial or entire pool of commercial mortgage loans. CMBS can be structured as pass-through securities or securities in which cash flows are distributed to multiple classes of securities following a predetermined distribution waterfall, giving priority to selected classes and subordinating other classes. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as CMBS or mezzanine loans. CDOs may direct all interest payments to one class of security (called an interest only security) and all principal payments, including pre-paid principal, to another class of security. CDOs are typically issued in multiple tranches with varying risk/reward attributes in which some classes are subordinate to others in priority of payment. Both CMBS and CDOs are subject to all of the same risks as the underlying real estate assets.

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Mezzanine Debt. The Fund’s mezzanine debt investments will include loans that generally take the form of a subordinated loan secured by a pledge on the ownership interests of an entity that owns commercial real estate, and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. These loans are subordinate to both first and subordinated mortgage loans, as described below, and thereby have more limited rights in the event of a default by virtue of their position in a borrower’s capital structure. This position, however, provides the potential for superior risk-adjusted returns during the term of the loan and at payoff. The Fund’s mezzanine loans may be either short-term (one-to-five year) or long-term (up to 10-year) and may be fixed or floating rate.

Distressed Debt. The Fund’s investments in distressed debt will include investing in the debt of companies experiencing significant financial or operational difficulties that often lead to exchange offers, workouts, financial restructuring, reorganization or special credit event-related situations. These securities generally trade at significant discounts to par value because of these difficulties and because certain classes of investors are precluded, based on their investment mandates, from holding low-credit instruments.

Convertible Debt. The Fund’s investments in convertible debt will include the purchases of convertible debt or preferred equity investments (an instrument that is effectively a bond or has a fixed obligation of repayment with an embedded equity option, non-detachable warrants or an equity-linked or equity-indexed note). Investment returns are driven by a combination of an attractive coupon or dividend yield, interest on the short position and the level of the underlying stock’s volatility (which directly affects the option value of the security’s conversion feature).

Investment Funds

Exchange Traded Funds (“ETFs”). The Fund may invest its assets in ETFs that invest primarily in the securities and asset classes discussed above subject to the Fund’s investment restrictions. ETFs are typically passive funds that track their related index and have the flexibility of trading like a security. ETFs are usually structured as trusts and are managed by professionals and provide the investor with diversification, cost and tax efficiency and liquidity. ETF investors have the ability to take long and short positions in ETFs and buy them on margin. ETFs are also useful for hedging purposes, and some provide quarterly dividends. Additionally, some ETFs are structured as unit investment trusts, which are funds that are not actively managed; instead, these funds hold a fixed portfolio of securities or assets and are overseen by trustees. These types of ETFs are usually registered under the 1940 Act. Some ETFs, however, may be grantor trusts which are not typically registered under the 1940 Act. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index.

ETFs generally have two markets. The primary market consists of institutions that exchange a basket of securities plus cash in the form of dividends in exchange for shares of the ETF. The baskets, or units, are frequently large; a typical unit is equivalent to 50,000 ETF shares. The secondary market consists of an organized exchange such as a national securities exchange in which individuals may trade shares, often as little as a single share, during normal trading hours. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Usually the trading price is close to the ETF’s NAV because ETFs permit certain financial institutions, called “authorized participants,” to deposit and redeem shares in-kind rather than in cash, to avoid an arbitrage opportunity. This is different from open-ended mutual funds that are traded after hours once the NAV is calculated. ETFs share many similar risks with open-end and closed-end funds.

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Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund’s direct fees and expenses. Finally, because the value of ETF shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

Closed-End Funds. The Fund may invest its assets in “closed-end” investment companies (or “closed-end funds”) that invest primarily in the securities and asset classes discussed above, subject to the Fund’s investment restrictions. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. These closed-end funds then use the proceeds from the initial public offering to purchase securities or other assets.

Such securities are listed for trading on the NYSE or NASDAQ and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open-end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

Open-End Funds (mutual funds). Open-end funds, unlike closed-end funds, can issue and redeem shares as necessary; when investors wish to invest, the fund issues new shares in exchange for cash. When existing investors wish to redeem shares, the fund repurchases these shares and pays the investors cash. The Fund may invest in investment companies such as open-end funds that invest primarily in the securities and asset classes discussed above, subject to the Fund’s investment restrictions.

Private Funds. The term “privately offered pooled investment vehicles” or “Private Funds” as used through-out this Prospectus, refers to privately offered pooled investment vehicles, such as hedge funds, private equity funds, that are issued in private placements to investors that meet certain suitability standards. In general, these interests are subject to underlying lock-ups, are not freely tradable and/or have substantial transfer restrictions and no active trading market but may have certain rights as to redemption. The Fund will limit its investments in Private Funds that are excepted from the definition of “investment company” under the 1940 Act solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (“Private Investment Companies”), to no more than 15% of the Fund’s total assets. The Fund will limit its investments in all Private Funds to no more than 50% of its total assets. The Fund’s wholly-owned subsidiaries, such as the REIT Subsidiary, Cayman Subsidiaries and Corporate Subsidiaries are not considered Private Funds for purposes of this limitation. Rather, the Fund will look through these entities and to their underlying holdings for purposes of compliance with this limit.

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RISK FACTORS

An investment in the Fund’s shares is subject to various risks to which it is subject either directly or through its investments in Investment Funds. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.

• Market Risk. An investment in the Fund is generally subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund represents an indirect investment in the securities owned by the Fund. Like all financial instruments, the value of these securities may move up or down, sometimes rapidly and unpredictably. The value of your investment in the Fund at any point in time may be worth less than the value of your original investment, even after considering any reinvestment of dividends and distributions.

• Valuation Risk. The value of the Fund's investments may be difficult to ascertain and the valuations provided by the Adviser in accordance with the Fund's valuation policies approved by the Board in respect of the Fund's investments may result in the Fund receiving less than the amount it had valued the security at for fair value purposes. In particular, the value of the Fund's ownership interest in certain private companies and in non-traded investment vehicles may be difficult to ascertain, and the Fund will depend heavily on the Adviser's professional judgment to ascertain a valuation for the Fund's investments.

Investors should understand that valuation issues involving the Fund's investments in early stage and other private companies have on two separate occasions led to delays in the completion of the Fund's annual audit. In 2020, the Fund was approximately four months late in filing audited financial statements for the fiscal year ended December 31, 2019. This delay required it to suspend share sales and to restate share prices and postpone implementing its quarterly share repurchase program for several months. A recurrence of this issue would further impact the liquidity of an investor's shares.

• Equity Securities Risk. When the Fund invests in equity securities, the Fund’s investments in those securities are subject to price fluctuations based on a number of reasons, including changes in investors’ perceptions of the financial condition of an issuer, the general condition of the relevant stock market and broader domestic and international political and economic events. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular equity security held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets and reduced demand for its goods and services. In addition, equity securities prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. The prices of common equity securities are also sensitive to the market risks described above. Common equity securities in which the Fund may invest are structurally subordinated to preferred equity securities, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently riskier than preferred stock or debt instruments of such issuers. In addition, dividends on common equity securities which the Fund may hold are not fixed but are declared at the discretion of an issuer’s board of directors. There is no guarantee that the issuers of the common equity securities in which the Fund invests will declare dividends in the future or that, if declared, they will remain at current levels or increase over time.

• Real Estate Securities Risks. The Fund may invest in publicly-traded and non-traded REITs or Private Funds that hold real estate as well invest in real estate directly through entities owned or controlled directly or indirectly by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes, such as the REIT Subsidiary. As a result, its portfolio may be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies investing in real estate is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

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•	Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

•	Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

•	Hotel Properties. The risks of hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

•	Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

•	Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

•	Community Centers. Community center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

•	Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Other factors may contribute to the risk of real estate investments:

•	Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.
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•	Lack of Insurance. Certain of the portfolio companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

•	Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of our portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

•	Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

•	Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

•	Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

•	Current Conditions. The decline in the broader credit markets in recent months related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad-based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

• REIT Risk. Investments in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

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Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Recent tax legislation permits a direct REIT shareholder to claim a 20% “qualified business income” deduction for ordinary REIT dividends. The Treasury Department recently released final regulations that allow a RIC to pay and report “section 199A dividends” to its shareholders with respect to the RIC’s qualified REIT dividends. Under the regulations, the amount of section 199A dividends that a fund may pay and report to its shareholders is limited to the excess of the “qualified REIT dividends” that the fund receives from REITs for a taxable year over the fund’s expenses allocable to such dividends. A shareholder may treat section 199A dividends received on a share of the fund as “qualified REIT dividends” if the shareholder has held the share for more than 45 days during the 91-day period beginning 45 days before the date on which the share becomes ex-dividend, but only to the extent that the shareholder is not under an obligation (under a short-sale or otherwise) to make related payments with respect to positions in substantially similar or related property. A shareholder may include 20% of the shareholder’s “qualified REIT dividends” in the computation of the shareholder’s “combined qualified business income amount” under Code Section 199A. Code Section 199A allows a taxpayer (other than a corporation) a deduction for a taxable year equal to the lesser of (i) the taxpayer’s “combined qualified business income amount” or (ii) 20% of the excess of the taxpayer's taxable income over the taxpayer's net capital gain for the year.

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• Commodities Risk. Exposure to the commodities markets may subject the Fund to greater volatility than investments in more traditional securities. The value of commodity-linked investments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or sectors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The prices of energy, industrial metals, precious metals, agriculture and livestock sector commodities may fluctuate widely due to factors such as changes in value, supply and demand and governmental regulatory policies. The energy sector can be significantly affected by changes in the prices and supplies of oil and other energy fuels, energy conservation, the success of exploration projects, and tax and other government regulations, policies of the Organization of Petroleum Exporting Countries (“OPEC”) and relationships among OPEC members and between OPEC and oil-importing nations. The metals sector can be affected by sharp price volatility over short periods caused by global economic, financial and political factors, resource availability, government regulation, economic cycles, changes in inflation or expectations about inflation in various countries, interest rates, currency fluctuations, metal sales by governments, central banks or international agencies, investment speculation and fluctuations in industrial and commercial supply and demand. Commodity-linked investments are often offered by companies in the financial services sector, including the banking, brokerage and insurance sectors. As a result, events affecting issuers in the financial services sector may cause the Fund’s share value to fluctuate. Although investments in commodities typically move in different directions than traditional equity and debt securities, when the value of those traditional securities is declining due to adverse economic conditions, there is no guarantee that these investments will perform in that manner, and at certain times the price movements of commodity-linked investments have been parallel to those of debt and equity securities.

• Derivatives Risk. The Fund and certain Investment Funds may invest their assets in derivatives, such as futures, forwards and options contracts. The use of such derivatives may expose the Fund or Investment Fund to additional risks that it would not be subject to if it invested directly in the securities and commodities underlying those derivatives. The use of derivatives by Fund or the Investment Funds could subject the Fund to regulation by the CFTC as a commodity pool requiring compliance with certain CFTC rules. The risks associated with the Fund and Investment Funds’ use of futures and options contracts include:

•	Experiencing losses that exceed losses experienced by funds that do not use futures contracts and options.

•	There may be an imperfect correlation between the changes in market value of the securities held and the prices of futures and options on futures.

•	Although futures contracts are generally liquid instruments, under certain market conditions there may not always be a liquid secondary market for a futures contract. As a result, the Fund or Investment Fund may be unable to close out its futures contracts at a time which is advantageous.

•	Trading restrictions or limitations may be imposed by an exchange, and government regulations may restrict trading in futures contracts and options.

•	Because option premiums paid or received by the Fund or Investment Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

• Futures and Options Risk. The Fund or certain Investment Funds may trade in futures contracts (and options on futures). Futures positions may be illiquid because, for example, most U.S. commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Under such daily limits, during a single trading day no trades may be executed at prices beyond the daily limits. Once the price of a contract for a particular future has increased or decreased by an amount equal to the daily limit, positions in the future can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures contract prices on various commodities or financial instruments occasionally have moved the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the Fund or an Investment Fund from promptly liquidating unfavorable positions and subject the Fund or Investment Fund to substantial losses. In addition, the Fund or an Investment Fund may not be able to execute futures contract trades at favorable prices if trading volume in such contracts is low. It is also possible that an exchange or a regulator (such as the CFTC) may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only. In addition, the CTFC and various exchanges impose speculative position limits on the number of positions that may be held in particular commodities. Trading in commodity futures contracts and options are highly specialized activities that may entail greater than ordinary investment or trading risks. When options are purchased over the counter, the Fund bears the risk that the counter-party that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and in such cases, the Fund may have difficulty closing out its position.

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• Short Sale Risk. The Fund and some Investment Funds may sell securities short. In such short sales, the Fund or the Investment Funds will incur a loss as a result of a short sale position if the price of the security sold short increases between the date of the short position sale and the date on which the Fund or Investment Fund purchases an offsetting position. The Fund or Investment Fund will incur borrowing and dividend expenses on securities sold short. Positions in shorted securities are speculative and riskier than “long” positions (purchases) because the cost of the replacement security is unknown. Therefore, the potential loss on an uncovered short sale is unlimited, whereas the potential loss on long positions is limited to the original purchase price. In contrast to the Fund or Investment Fund’s long positions, for which the risk of loss is typically limited to the amount invested, the potential loss on the Fund or Investment Fund’s short positions is unlimited; however, the Fund intends to manage its investments in compliance with Section 18(f) of the 1940 Act, to ensure that a Fund shareholder will not lose more than the amount invested in the Fund. The Fund or Investment Fund’s long positions could decline in value while the value of the short positions increase, thereby increasing the Fund or Investment Fund’s overall potential for loss. Market factors may prevent the Fund or any Investment Fund from closing out a short position at the most desirable time or at a favorable price.

• Master Limited Partnerships and Energy Sector Risks. The Fund may invest in MLPs directly and may invest indirectly by investing in Investment Funds that invest in MLPs. The underlying MLPs will be focused in the energy sector. An investment in MLP units involves certain risks which differ from an investment in the securities of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments. Additional risks include the following: A decrease in the production of natural gas, natural gas liquids, crude oil, coal or other energy commodities or a decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution may adversely impact the financial performance of MLPs. To maintain or grow their revenues, these companies need to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources, through acquisitions, or through long-term contracts to acquire reserves. The financial performance of MLPs may be adversely affected if they, or the companies to whom they provide the service, are unable to cost-effectively acquire additional reserves sufficient to replace the natural decline. Various governmental authorities have the power to enforce compliance with regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of MLPs. Volatility of commodity prices, which may lead to a reduction in production or supply, may also negatively impact the performance of MLPs. MLPs are also subject to risks that are specific to the industry they serve. MLPs that provide crude oil, refined product, natural gas liquids and natural gas services are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors, including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events, and economic conditions, among others. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in an MLP’s business, an MLP were treated as a corporation for federal income tax purposes, such an MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution by the MLP would be reduced and distributions received by investors would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to investors, as compared to an MLP that is not taxed as a corporation, likely causing a reduction in the value of Fund shares. Provisions enacted as part of the Tax Act permit a direct MLP investor to claim a 20% “qualified business income” deduction for certain MLP income but, absent future legislation or guidance, do not permit a RIC, such as the Fund, paying dividends attributable to such income, to pass through this special treatment to its shareholders.

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• Tax Risk. The Fund faces the risk that it could fail to qualify as a RIC under Subchapter M of the Code, and the risk of changes in tax laws or regulations, or interpretations thereof, possibly with retroactive effect, which could adversely affect the Fund. The federal, state, local and foreign tax consequences of an investment in Fund shares will depend on the facts of each investor’s situation. Investors are encouraged to consult their own tax advisors regarding the specific tax consequences that may affect such investors.

• Fixed Income Securities Risk. When the Fund invests in fixed income securities, directly or through Investment Funds, the value of the Fund’s investment may fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

• Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

• High Yield Securities Risk. Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal. If that happens, the value of the bond may decrease, the Fund’s share price may decrease and its income may be reduced. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. Such securities also may include “Rule 144A” securities, which are subject to resale restrictions. The lack of a liquid market for these bonds could decrease the Fund’s share price. Investments in high yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

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• Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stock and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of convertible securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Convertible securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund or an Investment Fund is called for redemption, the Fund or Investment Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund or Investment Fund. In addition, the Fund and certain Investment Funds may invest in convertible securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stock especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

• Preferred Securities Risk. Preferred securities represent equity interests in a company that generally entitle the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company. Preferred securities are generally subordinated to bonds and other debt instruments in a company’s capital structure in terms of having priority to corporate income, claims to corporate assets and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments. Preferred securities are subject to issuer specific and market risks applicable generally to equity securities and are sensitive to changes in the issuer’s credit worthiness and to changes in interest rates and may decline in value if interest rates rise. In addition, preferred securities often have features that can adversely affect their returns, including the following:

•	Preferred securities may include provisions that permit the issuer, at its discretion, to defer or omit distributions for a stated period without any adverse consequences to the issuer;

•	Preferred securities frequently have call features that allow the issuer to repurchase the security prior to its stated maturity;

•	An issuer may be able to exercise an option to redeem its preferred securities at par earlier than scheduled; and

•	Certain preferred securities, for example, have redemption features that are triggered by changes in U.S. federal income tax or securities laws.

• Medium and Small Capitalization Company Risk. The Fund and certain Investment Funds may invest in medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. Small capitalization companies are companies with market capitalizations generally less than $5 billion. Medium capitalization companies are companies with market capitalizations generally between $5 billion and $20 billion. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth, and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund or Investment Funds may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences. In addition, emerging or smaller companies may be more difficult to value and may lead to additional financial reporting complexities.

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• Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund and certain Investment Funds may employ hedging techniques to minimize these risks, but there can be no assurance that the Fund or Investment Funds will, in fact, hedge currency risk or, that if the Fund or an Investment Fund does, such strategies will be effective. The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for us to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of our investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to consider with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders foreign tax credits or deductions with respect to these taxes.

• Emerging Market Risk. The Fund may invest a portion of its assets in countries with newly organized or less developed securities markets directly or indirectly through its investments in Investment Funds. There are typically greater risks involved in investing in emerging markets securities. Generally, economic structures in these countries are less diverse and mature than those in developed countries and their political systems tend to be less stable. Emerging market economies may be based on only a few industries, therefore security issuers, including governments, may be more susceptible to economic weakness and more likely to default. Emerging market countries also may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Investments in emerging market countries may be affected by government policies that restrict foreign investment in certain issuers or industries. The potentially smaller size of their securities markets and lower trading volumes can make investments relatively illiquid and potentially more volatile than investments in developed countries, and such securities may be subject to abrupt and severe price declines. Due to this relative lack of liquidity, the Fund may have to accept a lower price or may not be able to sell a portfolio security at all. An inability to sell a portfolio position can adversely affect the Fund’s or Investment Fund’s value or prevent the Fund or Investment Fund from being able to meet cash obligations or take advantage of other investment opportunities.

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• Restricted and Illiquid Investments Risk. The Fund’s and certain Investment Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund or Investment Fund would be difficult to purchase or sell, possibly preventing the Fund or Investment Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund or Investment Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Investment Funds with principal investment strategies that involve securities of non-traded REITs, companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

• Non-Diversification Risk. The Fund is classified as a non-diversified management investment company under the 1940 Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a diversified management investment company. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services. Accordingly, the Fund may be subject to greater risk, because the Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

• Leverage Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund or certain Investment Funds will magnify the Fund’s or Investment Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s or Investment Fund’s gains or losses. The use of leverage by the Fund or the Investment Funds can substantially increase the adverse impact of risks to which an investment in the Fund may be subject. Generally, the use of leverage also will cause the Fund or Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. Trading securities on margin results in interest charges and, depending on the amount of trading activity, such charges could be substantial. The level of interest rates generally, and the rates at which the Fund and the Investment Funds can borrow in particular, can affect the operating results of the Fund. The low margin deposits normally required in futures and forward trading permit a high degree of leverage; accordingly, a relatively small price movement in a futures contract can result in immediate and substantial losses to the investor. Such a high degree of leverage necessarily entails a high degree of risk. In addition, a lender to the Fund or Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

• REIT Subsidiary Risk. By investing in the REIT Subsidiary, the Fund is indirectly exposed to risks associated with the REIT Subsidiary’s direct investments in real estate. Because the REIT Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the REIT Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States, under which the Fund and the REIT Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the REIT Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and it shareholders. There can be no assurance that the REIT Subsidiary’s qualification as a REIT for federal income tax purposes can be continued. If the REIT Subsidiary fails to so qualify, it will be subject to tax on its taxable income at regular corporate rates.

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• Cayman Subsidiary Risk. The Cayman Subsidiary will not be registered under the 1940 Act and, unless otherwise noted in this prospectus, will not be subject to all of the investor protections of the 1940 Act. The Fund, by investing in the Cayman Subsidiary, will not have all of the protections offered to investors in registered investment companies. However, the Fund wholly owns and controls the Cayman Subsidiary. The Fund and Cayman Subsidiary are both managed by the Adviser, making it unlikely that the Cayman Subsidiary will take action contrary to the interests of the Fund or its shareholders. The Board has oversight responsibility for the investment activities of the Fund, including its investment in the Cayman Subsidiary, and the Fund’s role as the sole shareholder of the Cayman Subsidiary. Also, the Adviser, in managing the Cayman Subsidiary’s portfolio, will be subject to the same investment restrictions and operational guidelines that apply to the management of the Fund, viewing the Cayman Subsidiary and the Fund on a consolidated basis. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and Cayman Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Cayman Subsidiary to operate as described in this prospectus and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Cayman Subsidiary. If Cayman Islands law changes such that the Cayman Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns. By investing in commodities indirectly through the Cayman Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund. However, because the Cayman Subsidiary is a controlled foreign corporation, any income received from its investments in the commodities will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. Additionally, the IRS has issued a number of private letter rulings to other investment companies (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M of the Code. However, the IRS has suspended issuance of any further letters pending a review of its position. If the IRS were to change its position with respect to the conclusions reached in these private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a RIC for one or more years.

• Corporate Subsidiary Risk. By investing through a Corporate Subsidiary, the Fund is indirectly exposed to risks associated with a Corporate Subsidiary’s direct investments in private equity or oil and gas. Because a Corporate Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the Corporate Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States or other jurisdiction, such as Delaware, under which the Fund and a Corporate Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the Corporate Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and it shareholders. As the Fund intends to qualify as a RIC, dividends received by the Fund from a Corporate Subsidiary and distributed to its shareholders will not be subject to U.S. federal income taxes at the Fund level, however, the Corporate Subsidiary will generally be subject to federal and state income taxes on its income, including any income the Corporate Subsidiary may recognize on the sale of an interest in private equity or private oil and gas funds that it holds. As a result, the net return to the Fund on such investments that are held by the Corporate Subsidiary will be reduced to the extent that the subsidiary is subject to income taxes. Additionally, in calculating its daily net asset value in accordance with generally accepted accounting principles, the Fund will account for the deferred tax liability and/or asset balances of the Corporate Subsidiary. Any Corporate Subsidiary used by the Fund will accrue a deferred income tax liability balance, at the current maximum statutory U.S. federal income tax rate (currently 21%) plus an estimated state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received by it on equity securities considered to be return of capital. Upon a Corporate Subsidiary’s sale of a portfolio security, such Corporate Subsidiary will be liable for previously deferred taxes. Any deferred tax liability balance of a Corporate Subsidiary will reduce the Fund’s net asset value.

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• Limited Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly offers to repurchase shares at NAV. Under current regulations, such offers must be for not less than 5% of the Fund’s shares outstanding on the repurchase request deadline. The Fund may increase the size of these offerings to up to 25% of the Fund’s shares outstanding, in the sole discretion of the Board, but it is not expected that the Board will do so. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

• Management Risk. The net asset value of the Fund changes daily based on the performance of the securities, derivatives and other instruments in which it invests. The Adviser’s and Investment Funds managers’ judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of Investment Funds may also prove incorrect and may not produce the desired results.

• Investment Funds Risk. The Fund may obtain investment exposure to various asset classes by investing in other investment companies, including registered investment companies, such as ETFs, mutual funds and closed-end funds, as well as hedge funds, private equity funds or other Private Funds that are not registered under the 1940 Act. Additional risks of investing in Investment Funds, where noted, are described below:

•	Strategies Risk: Each Investment Fund is subject to specific risks, depending on the nature of the fund. These risks could include liquidity risk, sector risk, and foreign currency risk, as well as risks associated with fixed income securities and commodities among others. Also, the Fund’s performance depends in part upon the performance of the Investment Fund managers and selected strategies, the adherence by such Investment Fund managers to such selected strategies, the instruments used by such Investment Fund managers and the Adviser’s ability to select Investment Funds and strategies and effectively allocate Fund assets among them.

•	Multiple Levels of Fees and Expenses: By investing in Investment Funds indirectly through the Fund, the investor bears asset-based fees at the Fund level, in addition to any asset-based fees and/or performance-based fees and allocations at the Investment Fund level. Moreover, an investor in the Fund bears a proportionate share of the fees and expenses of the Fund (including organizational and offering expenses, operating costs, sales charges, brokerage transaction expenses, and administrative fees) and, indirectly, similar expenses of the Investment Funds. Thus, an investor in the Fund may be subject to higher fees and operating expenses than if he or she invested in an Investment Fund directly.

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•	Risk Related to Net Asset Value and Market Price. The market value of the ETFs and closed-end fund shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to net asset value.

•	Unregistered Investment Funds Risk. A significant portion of the vehicles in which the Fund may invest will likely not be subject to the 1940 Act. As a result, the Fund’s investments will not be subject to certain protections afforded to investors under the 1940 Act. These protections include, but are not limited to, certain corporate governance standards, as well as statutory protections against self-dealings and leverage limitations.

•	Additional Private Funds Risk. The Fund is subject to, and indirectly invests in Private Funds that are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or hedge funds, such as the Private Funds in particular. The Fund may not be able to invest in certain Private Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Private Fund managers may invest the Private Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A Private Fund manager may focus on a particular industry or sector, (e.g., energy, utilities, financial services, healthcare, consumer products, industrials and technology), which may subject the Private Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Fund manager may focus on a particular country or geographic region, which may subject the Private Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. Private Fund managers may use derivatives for speculative or hedging purposes. Private Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Fund managers may not be registered under the Investment Advisers Act of 1940, as amended. Private Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Funds. Private Fund managers may sell short securities held by Private Funds, which presents the theoretical risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Private Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. Private Fund managers may change their investment strategies at any time. Private Fund managers may invest the Private Funds’ assets without limitation in restricted and illiquid securities. Private Fund managers may invest the Private Funds’ assets in equity securities without limitation as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements. Private Fund managers may charge Private Fund investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of an Private Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Fund managers to make investments that are riskier or more speculative than in the absence of these fees.

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•	Additional Risk. The strategy of investing in Investment Funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes you pay. In addition, certain prohibitions on the acquisition of investment company shares by the Fund may prevent the Fund from allocating investments in the manner the Adviser considers optimal. Generally, the Fund may purchase in the aggregate only up to 3% of the total outstanding voting stock of any investment company, such as closed-end funds, mutual funds or ETFs, unless it is able to make purchases in reliance upon an Investment Fund’s exemptive order that permits investments in excess of the limits stated above.

• Business and Regulatory Risks. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund.

• Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. Repurchase of shares will tend to reduce the number of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

MANAGEMENT OF THE FUND

Trustees and Officers

The trustees of the Fund are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser, and other service providers. The trustees also approve the Fund’s valuation policies and are responsible for the fair valuation of the Fund’s securities. The Board is comprised of five individuals, three of who are considered independent or “disinterested” trustees under the 1940 Act. The names and business addresses of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

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Investment Adviser

Pursuant to an Investment Management Agreement (the “Management Agreement”), Wildermuth Advisory, LLC, located at 818 A1A Hwy, Suite 301, Ponte Vedra Beach, FL 32082, serves as the Fund’s Adviser. The Adviser, a Delaware limited liability company formed in May 2013, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. Neither the Adviser nor its controlling persons have previously advised a registered investment company.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the assets of the Fund, furnish a continuous investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will compensate all Adviser personnel who provide services to the Fund (other than the Chief Compliance Officer). In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement a management fee, accrued daily and paid monthly, at the annual rate of 1.50% of the Fund’s average daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board’s most recent approval of the Fund’s Investment Management Agreement is contained in the Fund’s annual report to shareholders for the year ended December 31, 2019.

Portfolio Manager

Daniel Wildermuth serves as the portfolio manager of the Fund, with primary responsibility for overseeing the overall allocation of the Fund’s portfolio. Mr. Wildermuth has over 25 years of experience in the financial services industry. As a CIO, Mr. Wildermuth has created and managed multiple domestic and international equity and fixed income investment portfolios. As CIO of an advisory firm and CEO of a brokerage firm, Mr. Wildermuth has analyzed and invested in securities and has also completed due diligence and made investment recommendations on various alternative investments, but he has no prior experience managing a publicly registered, closed-end fund. Mr. Wildermuth received a B.S. in engineering from Stanford University and an M.B.A. in Finance from the Anderson School at the University of California, Los Angeles.

The SAI provides additional information about the Fund’s portfolio managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator and Accounting Agent; Transfer Agent

UMB Fund Services, Inc. (“UMBFS”), located at 235 W. Galena St., Milwaukee, WI 53212, serves as the Fund’s administrator (the “Administrator”) and fund accounting agent (the “Fund Accounting Agent”). As compensation for these services, the Fund has agreed to pay the Administrator and Fund Accounting Agent pursuant to an Administration and Fund Accounting Agreement with the Fund. For the fiscal year ended December 31, 2019, the Fund paid fees of $263,458, to UMBFS pursuant to the Administration and Fund Accounting Agreement.

Since April 27, 2020, SS&C Technologies, Inc. has served as the Fund’s transfer agent (the “Transfer Agent”) pursuant to a Transfer Agency Agreement with the Fund; prior to that date, UMBFS served as transfer agent. SS&C (and before it UMBFS) receive transfer agent fees billed monthly.

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For the fiscal year ended December 31, 2019, the Fund paid fees of $427,795, to UMBFS pursuant to the Transfer Agency Agreement. The Fund has also agreed to pay annual per-account fees based on the number of shareholder accounts maintained by the Transfer Agent as well as certain other fees based on the shareholder services performed by the Transfer Agent on behalf of the Fund’s shareholders.

Custodian

UMB Bank, N.A. (“UMB Bank”), with principal offices at 1010 Grand Boulevard, Kansas City, Missouri 64106, serves as the primary custodian for the securities and cash of the Fund’s portfolio, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including bonuses, rent, office and administrative expenses, depreciation and amortization, and auditing expenses connected with investment and economic research, trading and investment management of the Fund.

The Administrator is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration, accounting and transfer agent), including compensation of and office space for its officers and employees and administration of the Fund.

The Fund pays all other expenses incurred in its operation, including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and trustees, (viii) errors and omissions insurance for the Fund’s officers and trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering and organizational expenses but excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that they exceed 2.25% per annum of the Fund’s average daily net assets attributable to Class I shares (exclusive of “Acquired Fund Fees and Expenses”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Adviser is subject to repayment by the Fund within the three fiscal years following the fiscal year in which such waiver or reimbursement occurred; provided, however, that (i) the Fund is able to make such repayment without exceeding the expense limitation in place at the time the fees being repaid were waived or the Fund’s current expense limitation, whichever is lower, and (ii) such repayment is approved by the Board. The Expense Limitation Agreement is currently in effect through July 31, 2021 unless and until the Board approves its modification or termination.

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The Fund will pay organizational costs and offering expenses incurred with respect to the offering of its shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. Under U.S. generally accepted accounting principles (“GAAP”), organizational costs are charged to expense as incurred and offering costs are amortized into expense over the first 12 months of the Fund’s operations using the straight-line method. All paid and accrued organization and offering costs and will have negative effects on total returns to investors.

The Investment Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. In the selection of such brokers or dealers and the placing of such orders, the Adviser will use its best efforts to obtain for the Fund the most favorable price and execution available, except to the extent it may be permitted to pay higher brokerage commissions for brokerage and research services. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of July 1, 2020, no person owned, either directly or indirectly, more than 25% of the voting securities of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as described below. Each Class I share will be offered at NAV. During the continuous offering, the price of the Fund’s shares will increase or decrease on a daily basis according to the NAV of the shares. The Fund’s NAV per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding. In computing NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations or on the basis of publicly available information regarding the value of such investments, depending upon the type of investment.

If market quotations are not readily available, securities are valued at fair value as determined in good faith by the Board. The Board has delegated the day-to-day responsibility for determining these fair values in accordance with the policies it has approved to the Fair Value Committee, subject to Valuation Committee and ultimately Board oversight. The Fair Value Committee will provide the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. As appropriate, the Valuation Committee and the Board will review any securities valued by the Fair Value Committee in accordance with the Fund’s valuation policies and typically during these periodic reports.

Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining fair value of a security. Rather, in determining the fair value of a security for which there are no readily available market quotations, several factors may be considered, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s portfolio manager. The Fund may use a third-party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

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Valuation Process — In General

For purposes of determining the NAV of the Fund, and as applicable, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Fair Value Committee shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on NASDAQ are valued at the closing price, or, in the case of securities not reported by NASDAQ, a comparable source, as the Fair Value Committee deems appropriate to reflect their fair market value. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices for the day, or if no asked price is available, at the bid price. However, certain debt securities may be valued on the basis of prices provided by a pricing service based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity.

For purposes of this section, the “last reported” trade price or sale price or “closing” bid price of a security on any trading day shall be deemed to be: (a) with respect to securities traded primarily on the NYSE or NASDAQ, the last reported trade price or sale price, as the case may be, as of 4:00 p.m., Eastern Time, on that day, and (b) for securities listed, traded or quoted on any other exchange, market, system or service, the market price as of the end of the “regular hours” trading period that is generally accepted as such by such exchange, market, system or service. If, in the future, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value of a security shall be determined as of such other generally accepted benchmark times

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market but may be valued at fair value if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s NAV may change at times when it is not possible to purchase or sell shares of the Fund.

Investments in privately placed debt instruments initially will be valued at cost (purchase price plus all related acquisition costs and expenses, such as legal fees and closing costs) and thereafter will be revalued quarterly at fair value.

Investment Funds that are Private Funds and Non-Traded REITs (“Non-Traded Funds”) will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund on a timely basis, the Fair Value Committee, acting under the Valuation Committee and ultimately the Board’s supervision and pursuant to policies implemented by the Board, will determine the fair value of the Fund’s investment based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Fair Value Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the NAV reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

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There is no single standard for determining fair value of a security. Rather, the Fair Value Committee’s fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes. In determining the fair value of a security for which there are no readily available market quotations, the Fair Value Committee, acting under the Valuation Committee and ultimately the Board’s supervision and pursuant to policies implemented by the Board, may consider several factors, including, but not limited to: (i) the nature and pricing history (if any) of the security; (ii) whether any dealer quotations for the security are available; (iii) possible valuation methodologies that could be used to determine the fair value of the security; (iv) the recommendation of the portfolio manager of the Fund with respect to the valuation of the security; (v) whether the same or similar securities are held by other accounts managed by the Adviser and the method used to price the security in those accounts; (vi) the extent to which the fair value to be determined for the security will result from the use of data or formula produced by third parties independent of the Fund; and (vii) the liquidity or illiquidity of the market for the security. Based on its review of all relevant information, the Fair Value Committee may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security.

Because any Corporate Subsidiary through which the Fund invests in private equity investments or private oil and gas funds is treated as a regular taxable corporation, for U.S. federal income tax purposes any Corporate Subsidiary will incur tax expenses. Any Corporate Subsidiary used by the Fund will accrue, in accordance with generally accepted accounting principles, a deferred income tax liability balance at the current maximum statutory U.S. federal income tax rate (currently 21%) plus an assumed state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received on equity securities considered to be return of capital. In calculating its Daily NAV, the Fund will, among other things, account for any Corporate Subsidiary’s deferred tax liability and/or asset balances. Any deferred tax liability balance of any Corporate Subsidiary used by the Fund will reduce the Fund’s NAV.

Investors should understand that valuation issues involving the Fund's investments in early stage companies in 2020 led to delays in filing the Fund's audited financial statements and an accompanying lengthy suspension of the Fund's offering of shares as well as share price restatements and a multi-month postponement of its share repurchase program.

CONFLICTS OF INTEREST

As a general matter, conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at per-class NAV per share no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The Fund may increase the size of these offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the per-class NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

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Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares, and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% of the total number of shares outstanding on the Repurchase Request Deadline. The Board may increase the size of Repurchase Offer Amount, up to a maximum of 25% of the total number of shares outstanding on the Repurchase Request Deadline, but it is not expected that the Board will do so.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (a “Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV per share that has been computed no more than seven days before the date of such notification, and how shareholders may ascertain the NAV per share after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV per share of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-889-8981 to learn the NAV per share. The Shareholder Notification will provide information concerning the NAV per share, such as the NAV per share as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

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Redemption Fee

For shares held for less than 91 days, the Fund will deduct a 2% redemption fee from the redemption amount. Shares held longest will be treated as being repurchased first and shares held shortest as being repurchased last. The redemption fee does not apply to shares that were acquired through reinvestment of distributions. Shares held for 91 days or more are not subject to the 2% fee. Redemption fees are paid to the Fund directly and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than 100 shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

In addition, valuation issues involving the Fund’s investments in early stage private companies in 2020 led to an approximately four month delay in filing audited financial statements for the fiscal year ended December 31, 2019. This caused a suspension of the Fund’s sales of shares as well as required a restatement of share prices and a lengthy postponement of the Fund’s share repurchase program.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Shareholder Notification is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

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Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the number of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

Quarterly Distribution Policy

The Fund intends to make a distribution each quarter to its shareholders of the gross investment income of the Fund. The distribution rate may be modified by the Board from time to time. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). The distribution policy may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

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Unless the registered owner of shares elects to receive cash, all distributions declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each month. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of a dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund will operate under a dividend reinvestment policy administered by SS&C (the “Agent”). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at Wildermuth Endowment Fund, c/o UMB Fund Services, Inc., 235 W. Galena St., Milwaukee, WI 53212. Such written notice must be received by the Agent prior to the date that the Distribution is scheduled to be reinvested or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund. Such shares will be either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

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The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Agent at 430 W 7th Street, Suite 219030, Kansas City, MO 64105-1407. Certain transactions can be performed by calling the toll-free number 1-888-445-6032.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes certain of the material U.S. federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their independent tax advisors regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of certain of the material tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see “Tax Status” in the SAI. There may be other tax considerations applicable to particular investors, such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet income, asset diversification and distribution tests each year. If the Fund so qualifies the Fund will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain dividends. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent that they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make sufficient distributions to satisfy the distribution requirement and avoid Fund-level income and excise taxes. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund.

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Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Such distributions will be eligible for the dividends-received deduction in the case of a corporate shareholder or treatment as qualified dividends (taxable at capital gains rates) in the case of a non-corporate shareholder only to the extent that the shareholder and the Fund meet certain requirements (e.g., shareholder holding period requirements in the Fund and Fund holding period requirements in underlying corporations) and the Fund designates a portion of its dividends as attributable to dividends received by the Fund that would have been eligible for the dividends-received deduction or treated as qualified dividends. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as long-term capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year.

In order to increase its investments in commodities investments, the Fund may invest in one or more Cayman Subsidiaries that invest in commodity and financial futures, commodity-linked structured notes and swap contracts or in Investment Funds that invest in such instruments. A Cayman Subsidiary’s net income from commodities trading will be “subpart F income” under the Code and will be currently includible in the Fund’s income. Under the Code, subpart F income is treated as qualifying income for purposes of the 90% income test to the extent that there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included. The IRS has recently finalized Treasury Regulations clarifying that, notwithstanding the preceding sentence, subpart F income derived by a RIC from a wholly-owned subsidiary, such as the Cayman Subsidiary, constitutes “qualifying income” as other income derived with respect to its business of investing in stock, securities or currencies without regard to whether there are current distributions.

In order to increase its investments in private equity and private oil and gas funds, the Fund may invest in one or more Corporate Subsidiaries that invest in private equity or private oil and gas funds or in equity securities issued by certain non-traded limited partnerships (or other “pass-through” entities, such as grantor trusts) which may not produce qualifying income for purposes of determining its compliance with the 90% gross income test applicable to regulated investment companies. The dividends received from such taxable subsidiaries will be qualifying income for purposes of the 90% gross income test. In general, the amount of cash distributable by such wholly owned subsidiaries will equal the amount of cash received from the limited partnerships or other pass-through entities as reduced by income taxes paid by such subsidiaries and other expenses.

The Fund will inform its shareholders of the source and tax status of all distributions after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on August 28, 2013. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the trustees of the Fund may authorize separate classes of shares of beneficial interest. The trustees have authorized an unlimited number of shares, subject to a $5 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

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The Fund currently offers three different classes of shares: Class A, Class C, and Class I shares. The Fund began continuously offering its common shares on January 2, 2015. As of December 2, 2015, the Fund simultaneously re-designated its issued and outstanding common shares as Class A shares and created Class C and Class I shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class. Certain share class details are set forth in “Plan of Distribution.”

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

As of July 1, 2020, of 25,000,000 Fund shares registered, 6,259,180 Class A shares were outstanding, 4,215,460 Class C shares were outstanding, and 2,978,646 Class I shares were outstanding.

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses, including interest, on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law may, in certain limited circumstances, be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

Other Class of Shares

The Fund offers Class A and Class C shares by a different prospectus. Class A and Class C shares are subject to lower investment minimums, but are subject to sales charges, distribution and shareholders servicing fees.

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The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Administrator will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of entities or other persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The trustees are elected for indefinite terms and do not stand for reelection. A trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

Wildermuth Securities, LLC, 818 A1A Hwy, Suite 301, Ponte Vedra Beach, FL 32082 (“Wildermuth Securities”), serves as one of the Fund’s principal underwriters and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. UMB Distribution Services, LLC (“UMBDS” and together with Wildermuth Securities, the “Co-Distributors”), 235 West Galena Street, Milwaukee, Wisconsin 53212 also serves as co-distributor. The Fund’s shares are offered for sale through the Co-Distributors at NAV per share plus the applicable sales load. The Co-Distributors also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 of the Securities Act of 1933, as amended, the Fund intends to offer to sell up to $265,000,000 of its shares through the Co-Distributors on a continuous basis. The Co-Distributors are not required to sell any specific number or dollar amount of the Fund’s shares, but each firm will use its best efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and neither of the Co-Distributors will act as a market maker in Fund shares. Class I shares are not currently subject to a Distribution Fee.

The Adviser, in its discretion and from its own resources, may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation which may include the following: payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Additionally, the Adviser may pay a servicing fee to the Co-Distributors and to other selected securities dealers and other financial industry professionals for providing ongoing broker-dealer services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.

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The Fund and the Adviser have agreed to indemnify each of the Co-Distributors against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments to either Co-Distributor may be required to make because of any of those liabilities. Such agreements do not include indemnification of either of the Co-Distributors against liability resulting from willful misfeasance, bad faith or negligence on the part of the relevant Co-Distributor in the performance of its duties or from reckless disregard by the relevant Co-Distributor of its obligations and duties under the Distribution Agreement. Either Co-Distributor may, from time to time, engage in transactions with or perform services for the Adviser and its affiliates in the ordinary course of business.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Administrator. The returned check and stop payment fee is currently $25. Investors may buy shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and received by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV per share next computed after it is received by the Financial Intermediary.

Investors may be charged a fee if they effect transactions through an intermediary, broker or agent. The Fund has authorized one or more brokers to receive on its behalf purchase orders. Such brokers are authorized to designate other intermediaries to receive purchase orders on the Fund’s behalf. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Purchase orders will be priced at the Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee.

Investors should understand that valuation issues involving the Fund's investments in early stage private companies in 2020 led to delays in filing the Fund's audited financial statements and an accompanying lengthy suspension of sales of the Fund's shares.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to the Wildermuth Endowment Fund to:

Wildermuth Endowment Fund

PO Box 219030

Kansas City, MO 64121-9030

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All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-888-445-6032, for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: 101 000 695
Credit: Wildermuth Funds
Account #: 987 232 5478
Further Credit: Wildermuth Endowment Fund

(name of share class)
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact the Administrator to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m., Eastern Time, to be eligible for same day pricing. The Fund and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-888-445-6032 for more information about the Fund’s Automatic Investment Plan.

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By Telephone

Investors may purchase additional shares of the Fund by calling 1-888-445-6032. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4:00 p.m., Eastern Time, will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA PATRIOT ACT of 2001, the Transfer Agent will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call 1-888-445-6032 for additional assistance when completing an application.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected, or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five business days if clarifying information is not received.

Purchase Terms

The minimum initial purchase for Class I shares by an investor is $1,000,000. The Fund reserves the right to waive the investment minimum. The Fund may permit a financial intermediary to waive the initial minimum per shareholder for Class I shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; financial intermediaries with clients of a registered investment advisor (RIA) purchasing fund shares in fee based advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Fund’s Class I shares are offered for sale through its Co-Distributors at net asset value. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.

Share Class Considerations

When selecting a share class, you should consider the following:

•	which share classes are available to you;
•	how much you intend to invest;
•	how long you expect to own the shares; and
•	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

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Class I Shares

Class I shares will be sold at the prevailing NAV per Class I share and are not subject to any upfront or on-going sales charges. The Class I shares are not subject to a Distribution Fee. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, Class I shares require a minimum investment of $1,000,000, while subsequent investments may be made with any amount. The Fund reserves the right to waive the investment minimum.

LEGAL MATTERS

Certain legal matters in connection with the shares are passed upon for the Fund by 1062 East Lancaster Avenue, Suite 15-A, Rosemont, PA 19010.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-888-445-6032 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning 30 days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP (“RSM”), is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements as well as preparing the Fund’s annual tax filings. RSM is located at 80 City Square, Boston, MA, 02129.

ADDITIONAL INFORMATION

This prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (File No. 811-22888). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

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TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	2
Investment Objective and Policies	2
Additional Information on Investment Instruments, Techniques and Operations	5
Management of the Fund	23
Portfolio Manager	29
Codes of Ethics	30
Proxy Voting Policies and Procedures	30
Control Persons and Principal Holders	31
Investment Advisory and Other Services	31
Allocation of Brokerage	33
Tax Status	33
Other Information	40
Independent Registered Public Accounting Firm	41
Financial Statements	41

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PRIVACY POLICY

1.	POLICY

Wildermuth Endowment Fund (the “Fund”) is committed to protecting your privacy. This privacy notice, which is required by state and federal law, explains the Fund’s privacy policy (the “Policy”). This Policy’s terms apply both to our current shareholders and to former shareholders as well.

2.	HOW WE PROTECT YOUR INFORMATION

We are committed to maintaining the privacy of our shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

3.	WHAT KIND OF INFORMATION WE COLLECT

The Fund may collect nonpublic personal information regarding investors from sources such as the following:

•	Account Applications and other forms, which may include a shareholder’s name, address, social security number and/or personally identifiable financial information;

•	Account History, including information about a shareholder’s losses or gains; and

•	Correspondence and Communication, with the Fund’s representatives and their affiliates.

4.	WHO HAS ACCESS TO SHAREHOLDER INFORMATION

We do not disclose any non-public personal information about our shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to provide services to shareholders (for example, to a transfer agent, investment adviser or third-party administrator). We restrict access to non-public personal information about our shareholders to Fund personnel and employees of Fund service providers with a legitimate business need for the information. We will maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our shareholders. Third parties that handle this information shall agree to follow the standards the Fund has established.

5.	UPDATING YOUR INFORMATION

To help us keep your information up-to-date and accurate, please contact the Fund if there is any change in your personal information.

Adopted December 2013

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Wildermuth Endowment Fund
Class I Shares of Beneficial Interest

August 27, 2020

Investment Adviser

Wildermuth Advisory, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Co-Distributors.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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STATEMENT OF ADDITIONAL INFORMATION
Class A, Class C and Class I Shares of Beneficial Interest

AUGUST 27, 2020

WILDERMUTH ENDOWMENT FUND
Principal Executive Offices:
818 A1A Hwy, Suite 301, Ponte Vedra Beach, FL 32082
1-888-445-6032

This Statement of Additional Information (this “SAI”) is not a prospectus. This SAI should be read in conjunction with the Class A and Class C prospectus and the Class I prospectus of the Wildermuth Endowment Fund (the “Fund”), dated August 27, 2020 (each a “Prospectus”), as it may be amended and supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities. Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-888-445-6032, or by visiting http://www.wildermuthendowmentfund.com. Information on this website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY	2
INVESTMENT OBJECTIVE AND POLICIES	2
ADDITIONAL INFORMATION ON INVESTMENT INSTRUMENTS, TECHNIQUES AND OPERATIONS	5
MANAGEMENT OF THE FUND	23
PORTFOLIO MANAGER	29
CODES OF ETHICS	30
PROXY VOTING POLICIES AND PROCEDURES	30
CONTROL PERSONS AND PRINCIPAL HOLDERS	31
INVESTMENT ADVISORY AND OTHER SERVICES	31
ALLOCATION OF BROKERAGE	33
TAX STATUS	33
OTHER INFORMATION	40
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	41
FINANCIAL STATEMENTS	41

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GENERAL INFORMATION AND HISTORY

The Fund was previously known as the Wildermuth Endowment Strategy Fund. Its principal office is located at 818 A1A Hwy, Suite 301, Ponte Vedra Beach, FL 32082, and its telephone number is (678) 222-3100. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in “Investment Objective, Policies and Strategies” in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters that exclusively affect such class. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights unless an exchange or conversion feature is described in the Fund’s Prospectus. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers multiple classes of shares, including Class A, Class C and Class I shares. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements (if any). The Board of Trustees may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to seek total return through a combination of long-term capital appreciation and income generation.

The Fund will pursue its objective by investing in assets that Wildermuth Advisory, LLC (the “Adviser”) believes provide favorable long-term capital appreciation and risk-adjusted return potential, as well as in income-producing assets that the Adviser believes will provide consistent income generation and liquidity.

The Fund seeks to replicate the investment strategies and asset allocation policies of traditional endowment funds through a total mix of both liquid, traditional equity and fixed income investments and less liquid, alternative and non-traditional investments by allocating its portfolio in a variety of asset classes, including (i) U.S. and non-U.S. equity securities, (ii) real estate, (iii) energy and natural resources, (iv) commodities and precious metals, (v) absolute return investments such as managed futures funds, hedge funds and other absolute return investment vehicles as well as (vi) U.S. and non-U.S. fixed income securities. The Fund will gain exposure to these asset classes through its investments in: (1) U.S., foreign developed market or emerging market equity securities, including private equity investments, (2) real estate investments such as publicly-traded and non-traded real estate investment trusts (“REITs”), real estate funds, real estate limited partnerships or direct holdings of real property, (3) master limited partnerships (“MLPs”), oil and gas funds and other energy and natural resource funds, (4) commodity investments such as commodity pools, commodity futures, commodity-linked structured notes, swap contracts and precious metal holdings, and (5) hedge funds, managed futures funds and other absolute return investment vehicles. The Fund may also invest in U.S., foreign developed market and emerging market fixed income securities, including notes, bonds and asset-backed securities primarily for diversification and liquidity purposes.

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The Fund may make investments in the preceding asset classes and securities through exchange-traded funds (“ETFs”), closed-end funds, open-end funds (mutual funds), managed futures funds or commodity pools and other publicly and privately offered pooled investment vehicles (collectively, “Investment Funds”).

The term “privately offered pooled investment vehicles” or “Private Funds” as used through-out this SAI, refers to privately offered pooled investment vehicles, such as hedge funds, private equity funds, private managed futures funds or private commodity pools, private real estate funds and private oil and gas funds, that are issued in private placements to investors that meet certain suitability standards. In general, these interests are subject to underlying lock-ups, are not freely tradable and/or have substantial transfer restrictions and no active trading market but have certain rights as to redemptions.

No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Wildermuth Advisory, LLC. The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the “shares”), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less.

1)	The Fund may not borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

2)	The Fund may not issue senior securities, except to the extent permitted by Section 18 of the 1940 Act, which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets.

3)	The Fund may not purchase securities on margin, but the Fund may sell securities short and write call options.

4)	The Fund may not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

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5)	The Fund may not invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry. This limitation does not apply to investments in the securities of the U.S. government, its agencies or instrumentalities.

6)	The Fund may purchase real estate and sell real estate, either directly or indirectly through one or more wholly-owned or controlled subsidiaries, as well as real estate acquired as a result of ownership of securities or other instruments. In addition, the Fund may invest in issuers that invest, deal, or otherwise engage in transactions in real estate or interests therein, and may invest in securities or other instruments that are secured by real estate or interests therein.

7)	The Fund may not purchase or sell commodities, unless acquired as a result of ownership of securities or other interests, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted by the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission (the “CFTC”), invest in securities or other instruments backed or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

8)	The Fund may not make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at per-class net asset value (“NAV”) per share less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the close of regular trading on the NYSE on the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by the 1940 Act, as described above.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by the 1940 Act, as described above.

ADDITIONAL INFORMATION ON INVESTMENT INSTRUMENTS,
TECHNIQUES AND OPERATIONS

Additional information regarding the types of securities and financial instruments in which the Fund or the Investment Funds will seek to invest is set forth below.

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Non-U.S. Securities

The Fund or the Investment Funds may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”), which represent an indirect interest in securities of non-U.S. issuers. Non-U.S. securities in which the Fund or an Investment Fund invests may be listed on non-U.S. securities exchanges, traded in non-U.S. over-the-counter markets, or purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S.

The Fund and certain Investment Funds are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, the Fund or an Investment Fund may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes or speculative purposes to pursue its investment objective. Forward contracts are transactions involving the Fund or Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund or Investment Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Fund or Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Fund or Fund to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Fund or Investment Fund’s existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Fund or Investment Fund’s non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for speculative purposes to pursue the Fund’s or an Investment Fund’s investment objective, such as when the Adviser or an Investment Fund manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund’s or Investment Fund’s investment portfolio.

Commodities

Some Investment Funds may invest directly in commodities, rather than gaining exposure to commodities markets by investing in futures contracts. Unlike financial instruments, there are costs of physical storage associated with purchasing a commodity, which would not be associated with a futures contract for the same commodity. To the extent that these storage costs relating to a commodity change while the Investment Fund is invested directly in that commodity, the value of the Investment Fund’s investment in that commodity may change accordingly. The value of a commodity is subject to additional risk factors, such as drought, floods, weather, livestock disease, embargoes and tariffs, which may have a significant impact on commodity prices. These variables may create additional investment risks that subject commodity investments by an Investment Fund to greater volatility and illiquidity than traditional security investments.

Investment Companies

Some of the Investment Funds in which the Fund may invest include investment companies, which generally are open-end funds (mutual funds), closed-end funds, and exchange traded funds. The 1940 Act provides that the Fund may not: (1) purchase more than 3% of an investment company’s outstanding shares; (2) invest more than 5% of its assets in any single such investment company (the “5% Limit”), and (3) invest more than 10% of its assets in investment companies overall (the “10% Limit”), unless: (i) the underlying investment company and/or the Fund has received an order for exemptive relief from such limitations from the Securities and Exchange Commission (“SEC”); and (ii) the underlying investment company and the Fund take appropriate steps to comply with any conditions in such order.

In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1½%. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. The Fund (or the Adviser acting on behalf of the Fund) must comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund: the Fund will either seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

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Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% Limit and the 10% Limit, provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired funds) does not exceed the limits on sales loads established by FINRA for funds of funds.

The Fund and any “affiliated persons,” as defined by the 1940 Act, may purchase in the aggregate only up to 3% of the total outstanding securities of any investment company. Accordingly, when affiliated persons hold shares of any investment company, the Fund’s ability to invest fully in shares of that fund is restricted, and the Adviser must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an investment company whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the Investment Fund’s outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an investment company’s outstanding securities, therefore, will be considered not readily marketable securities.

Hedge Funds

Some of the Investment Funds in which the Fund may invest are “hedge funds,” which are Private Funds that would be required to register as investment companies but for an exemption under section 3(c)(1) or 3(c)(7) of the 1940 Act. Hedge funds pursue very diverse strategies and are distinguished from other pooled investment products primarily by their availability to a limited number of select investors, by agreements that lock up the investors’ capital for fixed periods, and by their managers’ performance-based compensation. They may also be distinguished by their use of strategies beyond the scope of most mutual funds. Hedge funds are not subject to the requirements and protections of the 1940 Act. In addition, investors should be aware that hedge funds often engage in leverage, short-selling, arbitrage, hedging, derivatives, and other speculative investment practices that may significantly increase investment loss. Hedge funds are highly illiquid, are not required to provide periodic pricing or valuation information to investors, and often charge high fees that can erode investment performance. Certain hedge funds charge performance fees that may create an incentive for its manager to make investments that are riskier or more speculative than those it might have made in the absence of a performance fee. Additionally, hedge funds need not have independent boards of trustees and do not require investor approval of advisory contracts.

Absolute Return Investments

As discussed in the Prospectus, the Fund invests in managed futures funds, hedge funds and other absolute return investment vehicles that are often structured as Private Funds (“Absolute Return Funds”). Each absolute return investment structured as a private partnership is managed by the general partner, managing member or equivalent entity of the Absolute Return Fund (the “Absolute Return Fund Manager”) under the direction of the portfolio managers or investment teams selected by the Absolute Return Fund Manager. The Absolute Return Fund Managers generally employ alternative or absolute return investment strategies in the management of the Absolute Return Funds. “Absolute Return” investment strategies refer to a class of investment strategies that are managed generally without reference to the performance of equity, debt and other markets. Alternative investment strategies differ from “relative return strategies,” which generally seek to outperform a corresponding benchmark equity or fixed-income index. The Fund intends to invest in Absolute Return Funds that pursue a variety of investment strategies, including, but not limited to, the following:

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1. Convertible Arbitrage

The Convertible Arbitrage strategy typically involves the purchase of a convertible debt or preferred equity instrument (an instrument that is effectively a bond or has a fixed obligation of repayment with an embedded equity option, non-detachable warrants or an equity-linked or equity-indexed note) concurrent with the short sale of, or a short over-the-counter (“OTC”) derivative position in, the common stock of the issuer of such debt instrument. Investment returns are driven by a combination of an attractive coupon or dividend yield, interest on the short position and the level of the underlying stock’s volatility (which directly affects the option value of the security’s conversion feature).

2. Merger Arbitrage/Event-Driven Arbitrage

Merger Arbitrage. The Merger Arbitrage strategy involves taking short and long investment positions in the stock of acquiring and target companies prior to or upon the announcement of an acquisition offer. Acquisitions are typically paid for in stock, cash or a combination thereof. Thus, when an acquisition is announced, the acquiring company (“Acquirer”) will establish a price per share of the company being acquired (“Target”) in cash (per share cash price), stock (a share ratio is established) or a combination thereof. Typically, the Target traded for less than the price being paid (in either cash or stock) prior to the announcement. When the announcement is made, the Target’s stock price will typically increase but still trade at a discount to the price being offering by the Acquirer. This discount – and the size of the discount – is principally a function of three factors: (a) the risk that the acquisition will close, (b) the time frame for closing (i.e., the time value of money) and (c) the amount of liquidity or capital being deployed by merger arbitrageurs and other investors. Accordingly, if a merger arbitrageur or investor believes that the risk of the acquisition not closing is not significant relative to the returns that can be generated by the “spread” between the current stock price of the Target and the price being offered by the Acquirer, the merger arbitrageur or investor will generally buy shares of the Target and “short” shares of the Acquirer in a stock for stock transaction. When the deal closes, the risk premium vanishes and the Investment Fund Manager’s profit is the spread.

Acquisitions sometimes fail because the U.S. government, European Union or some other governmental entity do not approve of aspects of a transaction due to anti-trust concerns (e.g., GE’s failed attempt to acquire Honeywell), tax reasons, subsequent disagreements between the Acquirer or Target as to management transition or corporate governance matters or changing market conditions.

This strategy is more cyclical than many of the other Alternative Class strategies since it requires a supply of corporate mergers and acquisitions to deploy capital. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Investment Fund Manager will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

Event-Driven Arbitrage. Event-Driven Arbitrage centers on investing in securities of companies facing a major corporate event. The goal is to identify securities with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include, but are not limited to corporate events, such as restructurings, spin-offs and significant litigation (e.g., tobacco litigation).

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Opportunities in this area are created by the reluctance of traditional investors to assume the risk associated with certain corporate events. This strategy is research intensive and requires continual review of announced and anticipated events. In addition, the analysis required differs significantly from conventional securities analysis, and many investors may be ill-equipped to analyze certain types of situations or respond to them in a timely manner. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Investment Fund Manager will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

3. Fixed Income Arbitrage

Fixed Income Arbitrage is designed to identify and exploit anomalous (typically based on historical trading ranges) spreads in the prices of functionally equivalent or substitutable securities. Such disparities, or spreads, are often created by imbalances in supply and demand of different types of issues (for example, credit instruments issued or backed by various agencies of the U.S. federal government (“Agencies”) relative to U.S. Treasuries). A combination of macroeconomic analysis, political risk analysis, analysis of government policy and sophisticated financial modeling is oftentimes used to identify pricing anomalies. A typical arbitrage position consists of a long position in the higher yield, and therefore lower priced, security and a short position in the lower yield, higher priced security. For example, Agencies of a similar duration of U.S. Treasuries have over time established a relatively well-defined trading range and carry a higher interest rate or yield. When Agencies trade at a discount to this range (e.g., when there is discussion about whether Agencies should continue to receive a U.S. government guarantee), Agencies will trade at a higher than normal discount to U.S. Treasuries (reflected by a higher current yield in Agencies). Accordingly, an Investment Fund Manager may buy the Agencies “long” and then “short” the U.S. Treasuries. When the spread narrows or becomes more in line with historical norms, the Investment Fund Manager generates a profit by closing its position. In general, these fixed income investments are structured with the expectation that they will be non-directional and independent of the absolute levels of interest rates. As this interest rate exposure is hedged out, these strategies generally exhibit little to no correlation to the broader equity and bond markets. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Investment Fund Manager will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

Fixed Income Arbitrage may also include buying fixed income or yield bearing instruments “long” with a higher coupon or yield and “shorting” a shorter duration instrument with a lower coupon. The Investment Fund Manager makes a “spread” on the difference between the higher yielding “long” position and the lower yielding “short” position. Investment banks may allow an Investment Fund Manager to use significant leverage in these positions (particularly if the instruments are Investment Grade corporate securities or government securities). The principal risk in this strategy is rising interest rates, which often result in a greater decline in the value of the “long” position than in the “short” position. In such a case, the Investment Fund Manager will either have to provide additional collateral to the investment bank lender or close the position at a loss. Depending on the level of leverage and the duration of the “long” position, the resulting loss of capital could be significant.

4. Volatility Arbitrage

This strategy entails the use of derivative investments and can be used on both a stand-alone basis and as a hedging strategy in conjunction with other investment strategies. As a stand-alone strategy, exchange traded domestic or global index options and/or options on futures contracts are used to exploit anomalies in the pricing of volatilities in related assets. There are several well-defined related securities and/or asset classes that Volatility Arbitrage Investment Fund Managers typically follow to determine when they are out of their historical trading ranges. By continually monitoring these relationships, the Investment Fund Manager can identify when the securities or asset classes trade out of their normal trading range and can put a trade on when there has not been a fundamental, or exogenous, change in the relationship. This strategy seeks to profit when overall market index volatility declines, reverting to a more normal historical range. As an adjunct strategy, these same derivative instruments can be used to manage risk and enhance returns on investments made utilizing other strategies. Use of derivatives often relies on extensive quantitative modeling, volatility estimation and proprietary in-house trading models. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Investment Fund Manager will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

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5. Statistical Arbitrage

Statistical arbitrage strategies (“Statistical Arbitrage”) seek to profit from offsetting long and short positions in stocks or groups of related stocks exhibiting pricing inefficiencies that are identified through the use of mathematical models. The strategy primarily seeks out these inefficiencies by comparing the historical statistical relationships between related pairs of securities (e.g. intra-industry or competitor companies). Once identified, the Investment Fund Manager will establish both long and short positions and will often utilize leverage as the identified discrepancies are usually very slight in nature. A strong reliance on computer-driven analysis and relatively minute pricing inefficiencies are what typically separate this strategy from a more traditional long/short equity strategy. Though typically market neutral in nature, a statistical arbitrage portfolio’s gross long and short positions may be significantly large and portfolio turnover can often be high.

In addition to identifying related pairs of securities, statistical arbitrageurs will also seek out inefficiencies in market index constructions. This index arbitrage strategy is designed to profit from temporary discrepancies between the prices of the stocks comprising an index and the price of a futures contract on that index. For example, by buying the 500 stocks comprising the S&P 500 index and simultaneously selling an S&P 500 futures contract, an investor can profit when the futures contract is expensive relative to the underlying basket of stocks based on statistical analysis. Like all arbitrage opportunities, index arbitrage opportunities typically disappear once the opportunity becomes better-known and other investors act on it. Index arbitrage can involve large transaction costs because of the need to simultaneously buy and sell many different stocks and futures, and so leverage is often applied. In addition, sophisticated computer programs are typically needed to keep track of the large number of stocks and futures involved.

While Statistical Arbitrage typically relies on quantitative, computer-driven models, some subjective investment decisions are required of the manager when selecting securities to be “long” and “short.” There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Investment Fund Manager will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

6. Global Macro

Investment Fund Managers utilizing Global Macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies may include positions in the cash, currencies, futures and forward markets. These managers employ such approaches as long/short strategies, warrant and option arbitrage, hedging strategies, inter- and intra-market equity spread trading, futures, options and currency trading, and emerging markets (debt and equity) and other special situation investing. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global Macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

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With a broader global scope, returns to the Global Macro strategy generally exhibit little to no correlation with the broader domestic equity and bond markets. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Investment Fund Manager will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

7. Short Selling

The Short Selling strategy involves selling short the stock of companies whose fundamentals, liability profile and/or growth prospects do not support current public market valuations. A short sale involves the sale of a security that the Investment Fund does not own with the expectation of purchasing the same security (or a security exchangeable therefor) at a later date at a lower price. To make delivery to the buyer, the Investment Fund must borrow the security, and the Investment Fund is obligated to return the security to the lender (which is accomplished by a later purchase of the security by the Investment Fund) and to pay any dividends paid on the borrowed security over the term of the loan. In the U.S., when a short sale is made, the seller generally must leave the proceeds thereof with the broker and deposit with the broker an amount of cash or securities sufficient under applicable margin regulations and the requirements of the broker (which may be higher) to collateralize its obligation to replace the borrowed securities that have been sold. If short sales are effected in foreign stocks, such transactions may be governed by local law. A short sale involves the theoretically unlimited risk of an increase in the market price of the security that would result in a theoretically unlimited loss. Short selling can be used to capitalize on any divergence between the long-term value of a stock and the short-term pricing by capital markets of the same stock. Investment Funds may combine short-selling with an equity index hedge to offset the impact of systemic equity risk on the Investment Fund’s short stock position. Short-selling relies on, among other things, fundamental analysis, in-depth knowledge of accounting, an understanding of public market pricing and/or industry research. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Investment Fund Manager will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

8. Long/Short Public Equity

The Long/Short Public Equity strategy primarily involves investments in publicly traded equity instruments in developed countries (generally). This strategy involves identifying securities that are mispriced relative to related securities, groups of securities, or the overall market. Investment Fund Managers that manage Long/Short Public Equity Investment Funds generally derive performance by establishing offsetting positions (a “long” and “short” position) based on perceived disparities in the relative values of the positions or portfolio of positions. Unlike “long only” managers, Long/Short Public Equity Investment Fund Managers will almost always have “short” positions in stocks, and may also use a variety of other tools designed to enhance performance (e.g., leverage), mitigate risk and/or protect profits (e.g., market “puts” and “calls,” etc.). A Long/Short Public Equity Investment Fund Manager will often be “net short” biased (i.e., in general, generate returns that have a negative correlation to the overall equity markets) or be “market neutral” (i.e., attempts to offset its “long” position with a corresponding “short” position so that there is no “net long” or “net short” position). On occasion, a manager within the strategy may run a net “long” position; provided, however, that the net “long” position will typically be less than those included in the traditional “long” equity portfolio.

The Long/Short Public Equity Investment Funds that are “market neutral” or have a net “short” bias typically tend to have little, if any, or negative correlation with traditional equity investments (as contrasted with Long/Short Public Equity Investment Fund Managers in the Long Equity Portfolio, which will have a “net long” bias and thus would likely have a positive correlation to the broad equity markets or subsets thereof). A “net short” bias Investment Fund Manager may utilize an equity index hedge to offset the impact of systemic equity risk on the Investment Fund’s short stock position. In addition, hedging can be accomplished through short sales and/or the use of index options and futures or other derivative products. Leverage may also be employed by the Investment Fund Managers to enhance the risk/reward profile of the portfolio, although leverage also can increase the risk of greater portfolio losses. Short-selling relies on, among other things, fundamental analysis, in-depth knowledge of accounting, an understanding of public market pricing and/or industry research.

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Investments may represent short-term trading opportunities or a longer-term fundamental judgment on the relative performance of a security. The key capabilities in long/short equity investing are in-depth fundamental and regulatory analysis, industry experience, and/or valuation and financial modeling. It is important to note that an Investment Fund Manager may employ all or a portion of these capabilities in constructing its portfolio. There can be no assurance that any such hedging techniques will be successful or that the hedging employed by the Investment Fund Manager will not have the negative effect of lowering overall returns, or creating losses, in the portfolio or with respect to the applicable position.

Special Investment Techniques

The Fund and Investment Funds may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s (or Investment Fund’s) portfolio securities. The Fund and the Investment Funds may also use these techniques, including the use of derivative transactions, for speculative purposes in pursuing their respective investment objectives. The Fund and the Investment Funds may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives. Generally, the Fund and certain Investment Funds may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund or Investment Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s or Investment Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund or Investment Fund were to invest in derivatives at an inopportune time, or the Adviser or Investment Fund Manager evaluates market conditions incorrectly, the Fund’s or Investment Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund or Investment Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund and certain Investment Funds may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or on the OTC market, or they may be negotiated directly with counterparties. In cases where instruments are purchased OTC or negotiated directly with counterparties, the Fund or Investment Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

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The Fund and certain Investment Funds may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund or Investment Fund owns the underlying security. The sale of such an option exposes the Fund or Investment Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund or Investment Fund to other risks, as well. For example, the Fund or Investment Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund or Investment Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund or Investment Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund or Investment Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the CFTC by the Fund and Investment Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC provides that a registered investment company (“RIC”), such as the Fund, may be excluded from regulation if either the “percentage-of-margin” or “net notional” test are met. The “percentage-of-margin” test requires that the Fund limit its trading, such that aggregate initial margin and premiums required to establish commodity futures, options on futures, or commodity swap positions do not exceed 5% of the liquidation value of its portfolio, including unrealized profits and losses. This test does not apply to transactions entered into for “bona fide hedging purposes” and excludes from the calculation any portion of an option that is in-the-money at the time of purchase. The “net notional” test requires that the aggregate net notional value of the Fund’s commodities-related trading positions not used for bona fide hedging purposes, determined at the time its most recent position was established, does not exceed 100% of the liquidation value of its portfolio, including unrealized profits and losses. The term notional value is defined by asset class (e.g., different definitions apply to futures and swaps), as is the ability to net positions. In connection with its management of the Fund, the Adviser has claimed such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (the “CEA”). Therefore, as long as either the “percentage-of-margin” or “net notional” test is met, the Adviser is not subject to the registration and regulatory requirements of the CEA; however, if the Fund should no longer satisfy either test in the future, registration will be required.

Successful use of futures is also subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund and certain Investment Funds may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund or Investment Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

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Options on Securities Indexes. The Fund and certain Investment Funds may purchase and sell call and purchase put options on stock indexes listed on national securities exchanges or traded on the over-the-counter market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund and certain Investment Funds may enter into a variety of swap agreements, including equity, interest rate and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s or Investment Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s or Investment Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Money Market Instruments

The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. In addition, the Fund may invest in these instruments pending allocation of its offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (“FDIC”), and repurchase agreements.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

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Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

Investment in REIT Subsidiary

The Fund may invest up to 25% of its total assets in one or more wholly-owned and controlled entities that qualify as a REIT for federal income tax purposes (“REIT Subsidiary”) that is also managed by the Adviser and that invests through wholly-owned special purpose companies in direct real estate properties. The Fund will consolidate any REIT Subsidiary for purposes of financial statements, diversification, leverage and concentration.

A REIT Subsidiary is organized as a Maryland corporation that is qualified as a REIT for federal income tax purposes. The REIT Subsidiary is a “wholly-owned subsidiary” of the Fund pursuant to the definition of that term in the Investment Company Act (i.e., the Fund owns 95% or more of the subsidiary’s outstanding voting securities). The Fund will hold all of the common units of the REIT Subsidiary. In order to satisfy the “100-shareholder test” under the Internal Revenue Code of 1986, as amended (the “Code”) certain persons unaffiliated with the Adviser will purchase non-voting preferred shares of the REIT Subsidiary, although such ownership will constitute less than 1% by value of the outstanding shares of the REIT Subsidiary. The Adviser will not receive a fee for managing the REIT Subsidiary, though the Fund will indirectly incur the REIT Subsidiary’s operating expenses.

For tax purposes, no more than 25% of the Fund’s assets may be invested in the securities of one or more issuers (other than securities of other RICs) that the Fund controls and that are determined to be engaged in the same or similar trade or business. Under this limitation, the Fund’s investment in the REIT Subsidiaries must be limited to no more than 25% of the value of the Fund’s total assets. This limitation might require the Fund to reduce its allocation of assets to the REIT Subsidiaries in the event that the Fund subsequently forms one or more wholly-owned subsidiaries to which it transfers its holdings of any privately offered real estate debt subject to risk of foreclosure in order to maintain the Fund’s qualification as a RIC under Subchapter M of the Code.

In order to qualify as a REIT, a REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. Since certain activities, if performed by the REIT Subsidiary, may not be qualifying REIT activities under the Code, the REIT Subsidiary may form taxable REIT subsidiaries, as defined in the Code, to engage in such activities. Even if the REIT Subsidiary qualifies for taxation as a REIT, it may be subject to certain federal, state and local taxes on its income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. If, for any taxable year, the REIT Subsidiary does not qualify as a REIT, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions would be taxable as ordinary dividends to the extent of the REIT’s current and accumulated earnings and profits. Dividends payable by the REIT Subsidiary to the Fund and, in turn, by the Fund to shareholders generally are not qualified dividends eligible for the reduced rates of tax.

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Recent tax legislation permits a direct REIT shareholder to claim a 20% “qualified business income” deduction for ordinary REIT dividends. The Treasury Department recently released Proposed Regulations, on which taxpayers may rely pending the issuance of final regulations, that allow a RIC to pay and report “section 199A dividends” to its shareholders with respect to the RIC’s qualified REIT dividends. Under the Proposed Regulations, the amount of section 199A dividends that a fund may pay and report to its shareholders is limited to the excess of the “qualified REIT dividends” that the fund receives from REITs for a taxable year over the fund’s expenses allocable to such dividends. A shareholder may treat section 199A dividends received on a share of the fund as “qualified REIT dividends” if the shareholder has held the share for more than 45 days during the 91-day period beginning 45 days before the date on which the share becomes ex-dividend, but only to the extent that the shareholder is not under an obligation (under a short-sale or otherwise) to make related payments with respect to positions in substantially similar or related property. A shareholder may include 20% of the shareholder’s “qualified REIT dividends” in the computation of the shareholder’s “combined qualified business income amount” under Code Section 199A. Code Section 199A allows a taxpayer (other than a corporation) a deduction for a taxable year equal to the lesser of (i) the taxpayer’s “combined qualified business income amount” or (ii) 20% of the excess of the taxpayer's taxable income over the taxpayer’s net capital gain for the year.

Investment in Cayman Subsidiary

The Fund may invest up to 25% of its total assets in one or more wholly-owned and controlled Cayman Islands subsidiaries (the “Cayman Subsidiary”). The Fund will look through the Cayman Subsidiary for purposes of financial statements, diversification, leverage and concentration.

The Cayman Subsidiary primarily will invest in Investment Funds that invest in derivatives (including commodity and financial futures, commodity-linked structured notes, swap contracts and investment pools), limited partnerships, limited liability companies, business enterprises and fixed-income securities that serve as collateral for its derivative positions, which may be used for hedging, speculation, or as substitutes for traditional securities. As a result, the Fund may be considered to be investing indirectly in these investments through the Cayman Subsidiary. For that reason, and for the sake of convenience, references in this SAI to the Fund may also include the Cayman Subsidiary. The Fund may also use one or more Cayman Subsidiaries to invest in non-U.S. private equity investments, including direct investments in non-U.S. private equity as well as non-U.S. private equity funds, and non-U.S. oil and gas investments, including direct investments in non-U.S. oil and gas as well as non-U.S. oil and gas funds. The Fund may invest up to 25% of its total assets in one or more Cayman Subsidiaries that primarily invest in non-U.S. private equity investments and up to 25% of its total assets in one or more Cayman Subsidiaries that primarily invest in non-U.S. private oil and gas investments.

The Cayman Subsidiary will not be registered under the 1940 Act and, except as noted in this SAI, will not be subject to the investor protections of that Act. The Fund, as the sole shareholder of the Cayman Subsidiary, will not have all of the protections offered to investors in registered investment companies. However, since the Fund wholly owns and controls the Cayman Subsidiary, and the Fund and Cayman Subsidiary are both managed by the Adviser, it is unlikely that the Cayman Subsidiary will take action contrary to the interests of the Fund or its shareholders. The Board has oversight responsibility for the investment activities of the Fund, including its investment in the Cayman Subsidiary, and the Fund’s role as the sole shareholder of the Cayman Subsidiary. Also, in managing the Cayman Subsidiary’s portfolio, the Adviser will be subject to the same investment restrictions and operational guidelines that apply to the management of the Fund, including any collateral or segregation requirements in connection with various investment strategies.

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Changes in the laws of the United States or the Cayman Islands, under which the Fund and the Cayman Subsidiary, respectively, are organized, could result in the inability of the Fund or the Cayman Subsidiary to operate as described in this SAI and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Cayman Subsidiary. If Cayman Islands law changes such that the Cayman Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

By investing in commodities indirectly through the Cayman Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund. However, because the Cayman Subsidiary is a controlled foreign corporation, any income received from its investments in the Investment Funds will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.

A Cayman Subsidiary’s net income from commodities trading will be “subpart F income” under the Code and will be currently includible in the Fund’s income. Under the Code, subpart F income is treated as qualifying income for purposes of the 90% income test to the extent that there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included. The IRS has recently finalized Treasury Regulations clarifying that, notwithstanding the preceding sentence, subpart F income derived by a RIC from a wholly-owned subsidiary, such as the Cayman Subsidiary, constitutes “qualifying income” as other income derived with respect to its business of investing in stock, securities or currencies without regard to whether there are current distributions.

Investment in Corporate Subsidiaries

The Fund may invest up to 25% of its total assets in one or more U.S. entities that are taxed as corporations and are wholly-owned or controlled, directly or indirectly, by the Fund (“Corporate Subsidiaries”) to primarily invest in U.S. private equity investments, including direct investments in U.S. private equity as well as U.S. private equity funds, and up to 25% of its total assets in one or more Corporate Subsidiaries that primarily invest in U.S. private oil and gas investments, including direct investments in U.S. oil and gas as well as U.S. private oil and gas funds, although each such Corporate Subsidiary may also invest in non-U.S. investments as well. The Fund will consolidate any Corporate Subsidiary for purposes of financial statements, diversification, leverage and concentration.

A Corporate Subsidiary will generally be organized as a Delaware limited liability company that has elected to be taxed as a U.S. corporation under Subchapter C of the Code. The Adviser will not receive a fee for managing the Corporate Subsidiaries, though the Fund will indirectly incur the operating expense of each Corporate Subsidiary.

For tax purposes, no more than 25% of the Fund’s assets may be invested in the securities of one or more issuers (other than securities of other regulated investment companies) that the Fund controls and that are determined to be engaged in the same or similar trade or business. Under this limitation, the Fund’s investments in Corporate Subsidiaries investing in private equity investments in the aggregate and its investment in Corporate Subsidiaries investing in oil and gas in the aggregate must, in each case, be limited to no more than 25% of the value of the Fund’s total assets.

The Corporate Subsidiaries will be taxed as corporations and, accordingly, are subject to certain federal, state and local taxes on their income and assets.

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Valuation Process — In General

For purposes of determining the NAV of the Fund, and as applicable, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Fair Value Committee shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on NASDAQ are valued at the closing price, or, in the case of securities not reported by NASDAQ, a comparable source, as the Fair Value Committee deems appropriate to reflect their fair market value. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices for the day, or if no asked price is available, at the bid price. However, certain debt securities may be valued on the basis of prices provided by a pricing service based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity.

For purposes of this section, the “last reported” trade price or sale price or “closing” bid price of a security on any trading day shall be deemed to be: (a) with respect to securities traded primarily on the NYSE or NASDAQ, the last reported trade price or sale price, as the case may be, as of 4:00 p.m., Eastern Time, on that day, and (b) for securities listed, traded or quoted on any other exchange, market, system or service, the market price as of the end of the “regular hours” trading period that is generally accepted as such by such exchange, market, system or service. If, in the future, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value of a security shall be determined as of such other generally accepted benchmark times.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s NAV may change at times when it is not possible to purchase or sell shares of the Fund.

Investments in privately placed debt instruments initially will be valued at cost (purchase price plus all related acquisition costs and expenses, such as legal fees and closing costs) and thereafter will be revalued quarterly at fair value.

Investment Funds that are Private Funds and Non-Traded REITs (“Non-Traded Funds”) will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund on a timely basis, the Fair Value Committee, acting under the Valuation Committee and ultimately the Board’s supervision and pursuant to policies implemented by the Board, will determine the fair value of the Fund’s investment based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Fair Value Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the NAV reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

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There is no single standard for determining fair value of a security. Rather, the Fair Value Committee’s fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes. In determining the fair value of a security for which there are no readily available market quotations, the Fair Value Committee, acting under the Valuation Committee and ultimately the Board’s supervision and pursuant to policies implemented by the Board, may consider several factors, including, but not limited to: (i) the nature and pricing history (if any) of the security; (ii) whether any dealer quotations for the security are available; (iii) possible valuation methodologies that could be used to determine the fair value of the security; (iv) the recommendation of the portfolio manager of the Fund with respect to the valuation of the security; (v) whether the same or similar securities are held by other accounts managed by the Adviser and the method used to price the security in those accounts; (vi) the extent to which the fair value to be determined for the security will result from the use of data or formula produced by third parties independent of the Fund; and (vii) the liquidity or illiquidity of the market for the security. Based on its review of all relevant information, the Fair Value Committee may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security.

Because any Corporate Subsidiary through which the Fund invests in private equity investments or private oil and gas funds is treated as a regular taxable corporation, for U.S. federal income tax purposes any Corporate Subsidiary will incur tax expenses. Any Corporate Subsidiary used by the Fund will accrue, in accordance with generally accepted accounting principles, a deferred income tax liability balance at the current maximum statutory U.S. federal income tax rate (currently 21%) plus an assumed state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received on equity securities considered to be return of capital. In calculating its Daily NAV, the Fund will, among other things, account for any Corporate Subsidiary’s deferred tax liability and/or asset balances. Any deferred tax liability balance of any Corporate Subsidiary used by the Fund will reduce the Fund’s NAV.

Investors should understand that valuation issues involving the Fund’s investments in early stage companies in 2020 led to an approximately four month delay in filing audited financial statements for the fiscal year ended December 31, 2019. This caused a suspension of the Fund's sale of shares as well as a restatement of per share values and a lengthy postponement of its share repurchase program.

Repurchases and Transfers of Shares

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the close of regular trading on the New York Stock Exchange (the “NYSE”) on the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses and may increase the Fund’s portfolio turnover.

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Repurchase Offer Policy Summary of Terms

1)	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as may be amended from time to time.

2)	The Fund intends to make repurchase offers in March, June, September and December of each year, subject to extension or postponement in the reasonable judgment of the Board under exigent or other circumstances that make such delay or postponement operate in the best interests of shareholders.

3)	The time between the Shareholder Notification (as defined below) and the date on which the repurchase offer ends (the “Repurchase Request Deadline”) will generally be 30 days, but may vary from no more than 42 days to no less than 21 days of the date the repurchase offer is made.

4)	Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

The Fund may not condition a repurchase offer upon the tender of any minimum number of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. Generally, the Fund does not charge a repurchase fee. However, for shares held less than 91 days, the Fund will deduct a 2% redemption fee on the redemption amount if shares are sold pursuant to the Fund’s quarterly repurchase program. Shares held longest will be treated as being repurchased first and shares held shortest as being repurchased last. The redemption fee does not apply to shares that were acquired through reinvestment of distributions. Shares held for 91 days or more are not subject to the 2% fee. Redemption fees are paid to the Fund directly and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading. A Class C shareholder who tenders for repurchase of such shareholder’s Class C shares during the first 365 days following such shareholder’s initial capital contribution, such they are repurchased after being held less than 365 days, will be subject to a fee of 1.00% of the value of the original purchase price of the shares repurchased by the Fund (an “Contingent Deferred Sales Charge”). The Fund or its designee may waive the imposition of the Contingent Deferred Sales Charge in the following shareholder situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the Contingent Deferred Sales Charge will be waived at any time in the future or that such Contingent Deferred Sales Charge will be waived for any other shareholder. Class A and Class I shares are not subject to a Contingent Deferred Sales Charge. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Fund may increase the size of the Repurchase Offer Amount to up to 25% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so.

Shareholder Notification: Thirty days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (the “Shareholder Notification”) providing the following information:

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1)	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value per share;

2)	Fees applicable to such repurchase, if any;

3)	The Repurchase Offer Amount;

4)	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5)	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6)	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7)	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8)	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9)	The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10)	The market price, if any, of the shares on the date on which NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (the “Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the U.S. Securities and Exchange Commission (the “SEC”) within three business days after sending the Notification to Shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject of a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Repurchase Requests: Repurchase requests must be submitted by shareholders on or prior to the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time prior to the Repurchase Request Deadline but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional number of shares not to exceed 2% of the outstanding shares of the Fund as of the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares as of the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

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1)	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their shares for repurchase, before prorating shares tendered by others, or

2)	Accepting the total number of shares tendered in connection with the required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the trustees who are not interested persons of the Fund, and only:

1)	If the repurchase would cause the Fund to lose its status as a RIC under the Code;

2)	For any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

3)	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

4)	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Investors should understand that valuation issues involving the Fund’s investments in early stage private companies in 2020 led to delays in filing the Fund’s audited financial statements and an accompanying lengthy suspension of the Fund’s share repurchase program.

Computing Net Asset Value: The Fund’s current NAV per share is determined daily, at such specific time or times during the day as set by the Board, as described in “Determination of Net Asset Value” in the Prospectus. The Fund’s NAV need not be calculated on:

1)	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2)	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3)	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to provide the Fund with sufficiently liquid assets so that the Fund can comply with the repurchase offer and the liquidity requirements described in this paragraph. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

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Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser but shall continue to be responsible for monitoring the Adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to provide the Fund’s portfolio with assets that are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1)	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

a.	The frequency of trades and quotes for the security.

b.	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

c.	Dealer undertakings to make a market in the security.

d.	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

e.	The size of the Fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2)	If market developments impair the liquidity of a security, the Adviser should review the advisability of retaining the security in the portfolio. The Adviser should report the basis for its determination to retain a security at the next Board meeting.

3)	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4)	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1)	Disclosure of its fundamental policy regarding periodic repurchase offers.

2)	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer, and

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c.	the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of Rule 23(c)-3.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with Financial Industry Regulatory Authority, Inc. or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a RIC organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Fund’s Bylaws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of five individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Fund. Pursuant to the Governing Documents of the Fund, the trustees shall elect officers including a President, a Secretary and a Treasurer, and shall appoint a Chief Compliance Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

The Board is led by Daniel Wildermuth, who has served as Chairman of the Board since September 2013. Under the Fund’s Agreement and Declaration of Trust and Bylaws, the Chairman of the Board is responsible for (a) presiding at Board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Fund policies, including (i) setting agendas of each Board meeting and (ii) providing information to Board members in advance of each Board meeting and between Board meetings.

Mr. Wildermuth may be deemed to be an interested person of the Fund by virtue of his ownership interest in and senior management role at the Adviser. The trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees (as defined herein) exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Mr. Wildermuth and Ms. Wildermuth. The Fund believes that its chairman, the chair of the Audit Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Fund and each shareholder.

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Board Risk Oversight

The Board of Trustees is comprised of five individuals, three of whom are Independent Trustees, with a standing independent Audit Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Daniel Wildermuth serves as the portfolio manager of the Fund, with primary responsibility for overseeing the overall allocation of the Fund’s portfolio. Mr. Wildermuth has over 25 years of experience in the financial services industry. As a Chief Investment Officer (“CIO”) for over 20 years, Mr. Wildermuth has created and managed multiple domestic and international equity and fixed income investment portfolios. As CIO of an advisory firm , Mr. Wildermuth has analyzed and invested in securities for and on behalf of clients. As CEO of Kalos Capital and a control person of its parent company, Kalos Financial, he has also completed due diligence and made investment recommendations on various alternative investments. Mr. Wildermuth received a B.S. in engineering from Stanford University and an M.B.A. in Finance from the Anderson School at the University of California, Los Angeles.

Following is a list of the trustees and executive officers of the Fund and their principal occupation over the last five years.

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Independent Trustees

Name, Age, Address*	Position/Term of Office**	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex***	Other Directorships Held by Trustee During Last 5 Years
Anthony Lewis, Age 73	Trustee, Since December 2013	Chairman and CEO of The Lewis Group USA (executive consulting firm)	1

Director, Torotel Inc. (Magnetics, Aerospace and Defense); Member of Compensation

and Risk committees, Past Chairman of the Compensation

Committee, and Past member of the audit committee: Trustee, and

Alternate Lead Trustee, Northern Lights Fund Trust II (mutual fund complex)

R. Martel Day, Age 70	Trustee, Since December 2013	Principal of NLR Advisory Services, LLC (since 2013); Manager and CEO (2013) and Manager and President (2009-2013) of Independence Realty Securities, LLC; Manager and President of Independence Realty Advisor, LLC (2009-2013); Executive Vice President of Independence Realty Trust, Inc. (2009-2013); Manager and President of Independence Mortgage Advisor, LLC (2011-2013); Executive Vice President of Independence Mortgage Trust, Inc. (2011-2013); Executive Vice President - Director of Business Development of Inland Securities Corporation (2005-2009)	1	Director, and Member of the Audit Committee, Jones Lang LaSalle Income Property Trust; Director, Inland Bancorp, Inc.; Former Director and Past Chairman, Investment Program Association; Director, SFA Holdings
Randall D. Fretz, Age 67	Trustee, Since December 2013	Principal, Aperio Advisory Services, LLC (since 2017); Consultant/Chief of Staff, Kids II (design/manufacture children’s products)(since 2014); Senior Vice President (2003-2014) and Corporate Secretary (2013-2014) of Columbia Property Trust (NYSE: CXP); Senior Vice President (2005-2013) and Assistant Secretary (2010-2013) of Wells Timberland REIT, Inc. (now known as CatchMark Timber Trust, Inc. (NYSE: CTT); Senior Vice President of Wells Core Office Income REIT, Inc. (2007 – 2013)	1	None

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Interested Trustees and Officers

Name, Age, Address*	Position/Term of Office**	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex***	Other Directorships Held by Trustee During Last 5 Years
Daniel Wildermuth^, Age 56	Trustee, Chairman of the Board, President and Chief Executive Officer	President and CEO, Wildermuth Advisory, LLC from 2013 to present; CEO, Kalos Capital and associated Kalos companies from 2001 to present; CEO, Wildermuth Asset Management from 2016 to present; CEO, Wildermuth Securities from 2017 to present.	1	Director, Waratek Inc, 2017 to present; Chairman and Director, ClearGuide Medical, Inc. 2016 to present; Director, DSI Digital, 2017 to present; Director, Gigapro, 2019 to present; Director, Kingdom Investments, 2018 to present; Director, Clearsense, 2019 to present.
Carol Wildermuth^, Age 55	Trustee and Executive Vice President	CFO, Wildermuth Advisory 2013 to present; President, Wildermuth Securities 2017 to present; President, Kalos Companies, 2016 to 2019; CFO, Kalos Companies, 2019 to present.	1	None
Gerard Scarpati, Age 64	Treasurer and Chief Financial Officer	Director, Vigilant Compliance, LLC (an investment management services company) from February 2010 to present; Independent Consultant to the Securities Industry from 2004 to February 2010	N/A	N/A
Bernadette Murphy, Age 55	Chief Compliance Officer	Director, Vigilant Compliance, LLC from July 2018 to present; Director of Compliance and Operations, B. Riley Dialectic Capital Management, LLC from April 2017 to July 2018; Chief Compliance Officer, Dialectic Capital Management, LP from October 2015 to April 2017; Vice President Administration/Compliance Manager from 2013-2015, Dialectic Capital Management, LLC	N/A	N/A

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Interested Trustees and Officers (continued)

Name, Age, Address*	Position/Term of Office**	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex***	Other Directorships Held by Trustee During Last 5 Years
Candice Lightfoot^, Age 38	Secretary	COO, Wildermuth Advisory, LLC from December 2016 to present; Vice President of Operations from 2015 to 2016; Operations Manager from 2013 to 2015; Project Manager, Kalos Financial, Kalos Capital & Kalos Management from 2012 to 2016.	N/A	Director, ClearGuide Medical, Inc., 2018 to present
Amanda Coetzee^, Age 59	Assistant Secretary	Chief Compliance Officer, Wildermuth Advisory, LLC from 2013 to present; Assistant Portfolio Manager, Kalos Management from 2003 to 2013	N/A	N/A

*	The address for the trustee and officer listed is 818 A1A Hwy, Suite 301, Ponte Vedra Beach, FL 32082.
**	The term of office for each trustee and officer listed above will continue indefinitely.
***	The term “Fund Complex” refers to all present and future funds advised by Wildermuth Advisory, LLC.
^	“Interested persons” of the Trust as that term is defined under the 1940 Act because of their affiliation with Wildermuth Advisory, LLC, the Fund’s Adviser.

Board Committees

Audit Committee: The Board has an Audit Committee that consists of the trustees who are not “interested persons” (as defined under the 1940 Act) of the Fund and the Adviser (the “Independent Trustees”). The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Fund’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Fund’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Fund’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. The Audit Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Audit Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Exchange Act. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate.

Valuation Committee: The Board has a Valuation Committee that currently consists of three members, all of whom are Independent Trustees. The purpose of the Valuation Committee is to: (i) determine whether market quotations are readily available for securities held by the Fund; (ii) determine the fair value of securities held by the Fund for which market quotations are not readily available; (iii) determine the fair value of assets of the Fund which are not held in the form of securities; (iv) monitor the material aspects of the Fund’s Pricing and Valuation Procedures (the “Valuation Procedures”) as adopted by the Board, and as amended from time to time; and (v) monitor the Fund’s obligations with respect to the valuation of its assets under the 1940 Act. The Valuation Committee operates pursuant to Valuation Committee Charter and the Valuation Procedures.

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Trustee Ownership: The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of the date of this SAI.

Independent Trustees

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Anthony Lewis	None	None
Martel Day	None	None
Randall D. Fretz	None	None

Interested Trustee

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Daniel Wildermuth	Over $100,000	Over $100,000
Carol Wildermuth	Over $100,000	Over $100,000

Compensation

Each Independent Trustee will receive a retainer of $5,000 per year, plus $2,500 for each board or board committee meeting the trustee attends in person ($3,000 for attendance by the chairperson of the audit committee at each meeting of the audit committee), $500 for each meeting the trustee attends telephonically. If there is a meeting of the Board and one or more committees in a single day, the fees will be limited to $3,000 per day ($3,500 for the chairperson of the audit committee if there is a meeting of such committee) for an in person meeting and $750 ($1,000 for the chairperson of the audit committee if there is a meeting of such committee) for meetings attended telephonically. None of Mr. Wildermuth, Ms. Wildermuth or any of the executive officers receive compensation from the Fund.

The table below details the amount of compensation the trustees received from the Fund during the fiscal period ending December 31, 2019. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name and Position	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Anthony Lewis	$15,250	None	None	$15,250
Martel Day	$17,500	None	None	$17,500
Randall D. Fretz	$19,500	None	None	$19,500

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PORTFOLIO MANAGER

The following section provides information regarding the portfolio manager, other accounts managed by the portfolio manager, compensation, material conflicts of interests, and any ownership of securities in the Fund.

Mr. Wildermuth serves as the portfolio manager of the Fund, with primary responsibility for overseeing the overall allocation of the Fund’s portfolio. Mr. Wildermuth has over 25 years of experience in the financial services industry. As a CIO for the past 20 years, Mr. Wildermuth has created and managed multiple domestic and international equity and fixed income investment portfolios. As CIO of an advisory firm and CEO of a brokerage firm, Mr. Wildermuth has analyzed and invested in securities and has also completed due diligence and made investment recommendations on various alternative investments, but he has no prior experience managing a publicly registered, closed-end fund. Mr. Wildermuth received a B.S. in engineering from Stanford University and an M.B.A. in Finance from the Anderson School at the University of California, Los Angeles.

Other Accounts Managed by the Portfolio Manager

The table below identifies, for the portfolio manager of the Fund, the number of accounts managed (excluding the Fund) and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles, and other accounts. To the extent that the advisory fees for any of these accounts are based on account performance, this information is reflected in separate tables below. Asset amounts are as of July 1, 2020 and have been rounded.

Portfolio Manager	Registered Investment Companies (excluding the Fund)		Other Pooled Investment Vehicles		Other Accounts
	Number of Accounts	Total Assets in the Accounts	Number of Accounts	Total Assets in the Accounts	Number of Accounts	Total Assets in the Accounts
Daniel Wildermuth	0	$0	0	$0	506	$90,110,00

Material Conflicts of Interest

Actual or apparent material conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one investment account or in other circumstances. The portfolio manager manages other investment accounts in addition to the Fund and may be presented with the potential conflicts described below.

Knowledge and Timing of Fund Trades. A potential conflict of interest may arise as a result of the portfolio manager’s day-to-day management of a Fund. Because of his positions with the Fund, the portfolio manager knows the size, timing and possible market impact of the Fund’s trades. It is theoretically possible that the portfolio manager could use this information to the advantage of other accounts they manage and to the possible detriment of the Fund.

Investment Opportunities. A potential conflict of interest may arise as result of the portfolio manager’s management of a number of accounts with varying investment guidelines. Often, an investment opportunity may be suitable for both the Fund and other accounts managed by the portfolio manager but may not be available in sufficient quantities for both the Fund and the other accounts to participate fully. Similarly, there may be limited opportunity to sell an investment held by the Fund and another account. The Adviser has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.

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Performance Fees. A portfolio manager may advise certain accounts with respect to which the advisory fee is based entirely or partially on performance. Performance fee arrangements may create a conflict of interest for the portfolio manager in that the portfolio manager may have an incentive to allocate the investment opportunities that he believes might be the most profitable to such other accounts instead of allocating them to the Fund.

Relationship with Broker-Dealer. Kalos Capital, Inc. (“Kalos”) is under common control with the Fund’s Investment Adviser and Co-Distributor. Daniel Wildermuth and Carol Wildermuth control Wildermuth Advisory through their ownership and control of the Wildermuth Family Gift Trust, and they together control Kalos Financial, which is the parent of Kalos. Daniel Wildermuth is the CEO of Kalos, and Carol Wildermuth is President and CFO of Kalos.

CODES OF ETHICS

Each of the Fund, the Adviser and the Fund’s Co-Distributors (defined below) have adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively, the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes permit Access Persons, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Ethics Codes can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (the “Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Adviser to present to the Board, at least annually, the Adviser’s proxy voting policy and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Fund’s principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Fund or its shareholder’s interests, the Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Fund’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Adviser will abstain from voting. A copy of the Adviser’s proxy voting policy is attached hereto as Appendix A.

The Fund each will be required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. Once filed, the Fund’s Form N-PX filing, will be available (1) without charge, upon request, by calling the Fund toll-free at 1-888-445-6032; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-888-445-6032 and will be sent within three business days of receipt of a request.

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CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns (either directly or indirectly) more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of July 1, 2020, no person owned, either directly or indirectly, more than 25% of the voting securities of the Fund. As of July 1, 2020, the trustees and officers owned no shares of the Fund, other than Daniel Wildermuth and Carol Wildermuth, who own shares both directly and through the Adviser. The following shareholders owned of record or beneficially 5% or more of the outstanding shares as of July 1, 2020:

Name	Fund Class	Percentage Ownership of the Class
Charles Schwab & Company, Incorporated Custody Account for Customers of Charles Schwab 211 Main Street San Francisco, CA 94105	A	22.85%

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Wildermuth Advisory, LLC, located at 818 A1A Hwy, Suite 301, Ponte Vedra Beach, FL 32082, serves as the Adviser. The Adviser, a Delaware limited liability company formed in May 2013 for the purpose of advising the Fund, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. Neither the Adviser nor its controlling persons has previously advised a registered investment company. Daniel Wildermuth and Carol Wildermuth are the Managing Members of the Adviser. The Adviser’s principals own or manage several businesses and professional firms, including Kalos Financial, Inc.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, furnish a continuous investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund necessary personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Management Agreement a management fee, accrued daily and paid monthly, at the annual rate of 1.50% of the Fund’s average daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board’s most recent approval of the Fund’s Investment Management Agreement is available in the Fund’s current report to shareholders.

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The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering and organizational expenses but excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that they exceed 2.50%, 3.25% and 2.25% per annum of the Fund’s average daily net assets attributable to Class A, Class C and Class I shares, respectively, exclusive of “Acquired Fund Fees and Expenses” (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Adviser is subject to repayment by the Fund within three years of such waiver or reimbursement; provided, however, that (i) the Fund is able to make such repayment without exceeding its current expense limitations and (ii) such repayment is approved by the Board. The Expense Limitation Agreement is currently in effect through July 31, 2021 unless and until the Board approves its modification or termination.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may, subject to the Ethics Codes, buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

Co-Distributors

Wildermuth Securities, LLC (the “Wildermuth Securities”), located at 818 A1A Hwy, Suite 301, Ponte Vedra Beach, FL 32082, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. UMB Distribution Services, LLC (“UMBDS”), located at 235 W. Galena St., Milwaukee, WI 53212, serves as co-distributor. Wildermuth Securities and UMBDS are referred to in this SAI as the “Co-Distributors.”

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the portfolio manager who is an employee of the Adviser. The Adviser is authorized by the trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser shall determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

•	the best net price available;

•	the reliability, integrity and financial condition of the broker or dealer;

•	the size of and difficulty in executing the order; and

•	the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

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Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

Affiliated Party Brokerage: The Adviser will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisors, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determines that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser may place their trades under a policy adopted by the trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act, which place limitations on the securities transactions effected through affiliated brokers. The policy of the Fund with respect to brokerage is reviewed by the trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. The discussion is based on laws, regulations, rulings, and decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. The discussion below does not purport to deal with all of the federal income tax consequences applicable to the Fund, or to all categories of investors, some of which may be subject to special rules. All shareholders should consult a qualified tax advisor regarding their investment in the Fund.

Qualification and Taxation as a RIC

The Fund intends to qualify as RIC under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its investment company taxable income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements, as a RIC generally is entitled to deduct all dividends and capital gain dividends it distributes to its shareholders, even if shareholders choose to receive such distributions in stock of the Fund. It will, however, be subject to corporate income tax on any investment company taxable income or net capital gain that it does not timely distribute to its shareholders. Investment company taxable income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Investment company taxable income is the taxable income of the Fund with certain adjustments, including exclusion of the Fund’s net capital gain. Net capital gain is the excess of net long-term capital gain over net short-term capital loss and is computed by taking into account any capital loss carryforward of the Fund.

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Distribution Requirement

The Fund is required to timely distribute at least 90% of its investment company taxable income each year in order to qualify as a RIC. The Fund intends to distribute all of its investment company taxable income and net capital gains in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income. Under 2017 legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”), certain taxpayers must recognize items of gross income for tax purposes in the year in which the taxpayer recognizes the income for financial accounting purposes. For financial accounting purposes, market discount must be accrued currently on a constant yield to maturity basis, regardless of whether an election for tax purposes to currently accrue such discount is made. While the exact scope of this provision is not known at this time, it could cause the Fund to recognize income earlier for tax purposes than would otherwise have been the case prior to the enactment of the TJCA.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

If the Fund holds the foregoing kinds of securities, it may be required to distribute an amount that is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. The Fund expects to time its distributions so as to avoid liability for this tax.

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Income and Asset Tests

In addition to satisfying the distribution requirement, to be treated as a RIC under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from “qualified publicly traded partnerships” and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of “qualified publicly traded partnerships.” For these purposes, a “qualified publicly traded partnership” is a publicly traded partnership described in section 7704(b) of the Code other than a partnership 90% of the gross income of which would satisfy the 90% income test applicable to RIC, with certain modifications.

A Cayman Subsidiary’s net income from commodities trading will be “subpart F income” under the Code and will be currently includible in our income. Under the Code, subpart F income is treated as qualifying income for purposes of the 90% income test to the extent that there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included. The IRS has recently finalized Treasury Regulations clarifying that, notwithstanding the preceding sentence, subpart F income derived by a RIC from a wholly-owned subsidiary, such as the Cayman Subsidiary, constitutes “qualifying income” as other income derived with respect to its business of investing in stock, securities or currencies without regard to whether there are current distributions.

If the Fund fails to qualify as a RIC under Subchapter M in any fiscal year, it will be subject to corporate income taxes on its taxable income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

Taxation of Shareholders

The following discussion of tax consequences is for the general information of shareholders that are subject to tax.

Distributions of investment company taxable income generally are taxable to shareholders as ordinary income, although if the Fund satisfies certain requirements with respect to its investments in corporate stock, it may designate a portion of its distributions out of dividends received from such corporations that may be treated by non-corporate shareholders as “qualified dividends” if such shareholders satisfy certain requirements (e.g., with respect to their holding period in their Fund shares). Qualified dividends generally are taxable at the preferential rates applicable to long-term capital gains. The Fund makes no assurances regarding the portion of distributions from the Fund that may be treated as qualified dividends.

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Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the Fund with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

If the Fund’s REIT investments make distributions in excess of their taxable income, due in part to available depreciation deductions, a portion of such distributions will constitute a non-taxable return of capital. Any return of capital generally will reduce the Fund’s tax basis in the REIT investment but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s tax basis in the REIT shares, the Fund generally will recognize capital gain. Shareholders of the Fund may also receive distributions that constitute a non-taxable return of capital. Shareholders of the Fund who receive such a distribution will reduce the tax basis in their Fund shares but not below zero. To the extent that such a distribution exceeds a shareholder’s tax basis in Fund shares, such shareholder generally will recognize a capital gain.

Under the TCJA, “qualified REIT dividends” (i.e., ordinary REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income) are treated as eligible for a 20% deduction by noncorporate taxpayers. This deduction, if allowed in full, equates to a maximum effective tax rate of 29.6% (37% top rate applied to income after 20% deduction). The TCJA does not contain a provision permitting a RIC, such as the Fund, to pass the special character of this income through to its shareholders. However, the Treasury Department and the Internal Revenue Service (the “IRS”) issued Treasury regulations permitting RICs to pass to their shareholders the special treatment of certain REIT dividends.

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In January of each year the Fund will issue to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their independent tax advisors about the application of federal, state and local and foreign tax law in light of their particular situation.

Taxation of Fund Subsidiaries

REIT Subsidiary. The Fund may gain exposure to real estate by investing in a REIT Subsidiary.

Distribution requirement. The Fund intends to distribute any income received from the REIT Subsidiary each year in satisfaction of the Fund’s Distribution Requirement. Because of certain noncash expenses, such as property depreciation, the REIT Subsidiary’s cash flow may exceed its taxable income. The REIT Subsidiary, and in turn the Fund, may distribute this excess cash to shareholders in the form of a return of capital distribution. See “Tax Treatment of Portfolio Transactions—Investment in U.S. REITs” with respect to certain other tax aspects of investing in U.S. REITs. Dividends payable by the REIT Subsidiary to the Fund and, in turn, by the Fund to its shareholders, generally are not qualified dividends eligible for the reduced rates of tax.

Taxation of the REIT Subsidiary. The REIT Subsidiary will elect to be treated as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT under the Code, the REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. A REIT generally may deduct dividends it distributes to its shareholders and, accordingly, is not subject to entity-level tax on the income and gain it distributes to shareholders. However, even if the REIT Subsidiary qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, taxes on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. In order to qualify as a REIT under the Code, the REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. Distributions to the Fund will generally constitute dividend income to the extent of the REIT Subsidiary’s current and accumulated earnings and profits, as calculated for federal income tax purposes.

There can be no assurance that the REIT Subsidiary’s qualification as a REIT for federal income tax purposes can be continued. Failure to so qualify would have a negative impact on the REIT Subsidiary’s and, in turn, the Fund’s income and performance, and such a negative impact could be substantial. Additionally, there may be an immediate negative impact on the REIT Subsidiary’s and, in turn, the Fund’s net asset value at the time of any such failure if the REIT Subsidiary is required to record a deferred tax expense as described below. If the REIT Subsidiary fails to qualify as a REIT, although the Fund will take reasonable steps to bring the REIT Subsidiary back into compliance with the REIT qualification requirements, provided that the board of directors of the REIT Subsidiary has not determined that it is no longer in the best interests of the REIT Subsidiary to continue to qualify as a REIT, there can be no assurance that the Fund will be able to do so. Subject to savings provisions for certain inadvertent failures to satisfy certain requirements noted above, which, in general, are limited to those due to reasonable cause and not willful neglect, it is possible that the REIT Subsidiary will not qualify as a REIT in any given tax year. Even if such savings provisions apply, the REIT Subsidiary may be subject to a monetary sanction or tax of $50,000 or more. If the REIT Subsidiary fails to qualify as a REIT in any taxable year and no savings provision applies, the REIT Subsidiary will be subject to U.S. federal, state and local taxes on its taxable income at regular corporate rates. Further, if the REIT Subsidiary fails to qualify as a REIT, the REIT Subsidiary’s net asset value will include a deferred tax expense or asset, which will, in turn, be reflected in the net asset value of the Fund. The REIT Subsidiary’s deferred tax expense or asset is based on estimates that could vary dramatically from the REIT Subsidiary’s actual tax liability/benefit and, therefore, could have a material impact on the REIT Subsidiary’s net asset value, and in turn, the net asset value of the Fund.

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Unless entitled to relief under specific statutory provisions, the REIT Subsidiary is not eligible to make a new REIT election prior to the fifth taxable year which begins after the first taxable year for which such termination of REIT status is effective. Prior to the close of the first taxable year for which a new REIT election is effective, the REIT Subsidiary must distribute to the Fund all of its earnings and profits accumulated in a non-REIT taxable year and the Fund, in turn, would distribute any such earnings to its shareholders. It is not possible to state whether in all circumstances the REIT Subsidiary would be entitled to such statutory relief or whether the REIT Subsidiary could cure any failure to satisfy the 50% Test (as defined below) in order to again qualify for taxation as a REIT. Additionally, any net built-in gains on the assets held by the REIT Subsidiary at the date the REIT election again becomes effective is subject to corporate level tax if such gain is recognized during the 10-year period following the new REIT election (“net recognized built-in gains”). Net recognized built-in gains include any recognized built-in gains (i.e. the excess of the fair market value of the REIT Subsidiary’s assets over its adjusted tax basis at the time of the REIT election) and any recognized built-in losses (i.e. the adjusted tax basis of the REIT Subsidiary’s assets over the fair market value of such assets at the time of the REIT election). Such net recognized built-in gains are included in REIT taxable income and/or net capital gains but the amount required to be distributed by the REIT Subsidiary to the Fund, and, in turn, by the Fund to shareholders is reduced by any corporate level tax paid by the REIT Subsidiary. However, these built-in gain rules will not apply to the REIT Subsidiary upon re-electing REIT status if the REIT Subsidiary was subject to tax at regular corporate rates for a period not exceeding two taxable years, and, immediately prior to being subject to tax at regular corporate rates, was subject to tax as a REIT for a period of at least one taxable year.

Constructive Ownership of the REIT Subsidiary. A REIT may not be “closely held,” i.e., not more than 50% of the value of the REIT’s outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals or certain specified entities during the last half of any calendar year (the “50% Test”). If a REIT fails to satisfy the 50% Test, it will nevertheless be treated as satisfying the 50% Test for a taxable year in which it (i) maintains records of the maximum number of shares actually or constructively owned by each of the owners of the REIT, and (ii) does not know, or after exercising reasonable diligence would not have known, whether it failed to meet the not “closely held” requirement. Under the Code’s constructive ownership rules, the REIT Subsidiary will be constructively owned by the Fund’s shareholders in proportion to their share ownership in the Fund (based on the value of their Fund shares). Accordingly, whether the REIT Subsidiary is closely held depends upon the ownership of the Fund under the constructive ownership rules.

The Adviser will monitor compliance with the 50% Test by regularly reviewing the beneficial ownership of the REIT Subsidiary’s shares. However, the Adviser may not have the information necessary for it to ascertain with certainty whether or not the REIT Subsidiary satisfies the 50% Test.

Wholly-Owned Cayman Subsidiary. The Fund may invest a portion of its assets in the Cayman Subsidiary, which will be classified as a corporation for U.S. federal income tax purposes. A foreign corporation, such as the Cayman Subsidiary, will generally not be subject to U.S. federal income taxation unless it is deemed to be engaged in a U.S. trade or business or it receives certain types of income from US sources. It is expected that the Cayman Subsidiary will conduct its activities in a manner so as to meet the requirements of a safe harbor under Section 864(b)(2) of the Internal Revenue Code (the “Safe Harbor”) pursuant to which the Cayman Subsidiary, provided it is not a dealer in stocks, securities or commodities, may engage in the following activities without being deemed to be engaged in a U.S. trade or business: (1) trading in stocks or securities (including contracts or options to buy or sell securities) for its own account; and (2) trading, for its own account, in commodities that are “of a kind customarily dealt in on an organized commodity exchange” if the transaction is of a kind customarily consummated at such place. Thus, the Cayman Subsidiary’s securities and commodities trading activities should not constitute a U.S. trade or business. However, if certain of the Cayman Subsidiary’s activities were determined not to be of the type described in the Safe Harbor or if the Cayman Subsidiary’s gains are attributable to investments in securities that constitute U.S. real property interests (which is not expected), then the activities of the Cayman Subsidiary may constitute a U.S. trade or business, or be taxed as such.

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In general, a foreign corporation that does not conduct a U.S. trade or business is nonetheless subject to tax at a flat rate of 30%, generally payable through withholding, on the gross amount of certain U.S.-source income that is not effectively connected with a U.S. trade or business. There is presently no tax treaty in force between the U.S. and the Cayman Islands that would reduce this rate of withholding tax. Income subject to the 30% withholding tax includes dividends distributed by U.S. corporations and certain interest income paid by U.S. obligors. The 30% tax does not apply to U.S.-source capital gains (whether long-term or short-term) or to interest on deposits with U.S. banks or interest which qualifies as “portfolio interest.” The term “portfolio interest” generally includes interest (including original issue discount) on an obligation in registered form which has been issued after July 18, 1984 and with respect to which the person, who would otherwise be required to deduct and withhold the 30% tax received the required statement that the beneficial owner of the obligation is not a U.S. person within the meaning of the Code.

The Cayman Subsidiary will be wholly-owned by the Fund and will be a controlled foreign corporation (“CFC”) under the Code. As a “U.S. Shareholder,” the Fund will be required to include in gross income for United States federal income tax purposes all of the Cayman Subsidiary’s “subpart F income” (defined, in part, below), whether or not such income is distributed by the Cayman Subsidiary. It is expected that all of the Cayman Subsidiary’s income will be “subpart F income.” “Subpart F income” generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives. “Subpart F income” also includes the excess of gains over losses from transactions (including futures, forward and similar transactions) in any commodities. The Fund’s recognition of the Cayman Subsidiary’s “subpart F income” will increase the Fund’s tax basis in the Cayman Subsidiary. Distributions by the Cayman Subsidiary to the Fund will be tax-free, to the extent of its previously undistributed “subpart F income,” and will correspondingly reduce the Fund’s tax basis in the Cayman Subsidiary. “Subpart F income” is generally treated as ordinary income, regardless of the character of the Cayman Subsidiary’s underlying income.

In general, each “U.S. Shareholder” is required to file IRS Form 5471 with its U.S. federal income tax (or information) returns providing information about its ownership of the CFC and the CFC. In addition, a “U.S. Shareholder” may in certain circumstances be required to report a disposition of shares in the Cayman Subsidiary by attaching IRS Form 5471 to its U.S. federal income tax (or information) return that it would normally file for the taxable year in which the disposition occurs. In general, these filing requirements will apply to investors of the Fund if the investor is a U.S. person who owns directly, indirectly or constructively (within the meaning of Sections 958(a) and (b) of the Internal Revenue Code) 10 percent or more of the total combined voting power of all classes of voting stock or 10 percent or more of the total value of shares of all classes of stock of a foreign corporation that is a CFC.

Wholly-Owned Corporate Subsidiaries. In order to increase its investments in private equity and private oil and gas funds, the Fund may invest a portion of its assets in one or more entities taxable as corporations under Subchapter C of the Code that are wholly-owned, directly or indirectly, by the Fund (“Corporate Subsidiaries”) that in turn invest primarily in direct investments in private equity or oil and gas or private equity or private oil and gas funds. In addition, equity securities issued by certain non-traded limited partnerships (or other “pass-through” entities, such as grantor trusts) in which the Fund invests may not produce qualifying income for purposes of determining its compliance with the 90% gross income test applicable to regulated investment companies. As a result, the Fund may form one or more wholly-owned taxable subsidiaries to make and hold certain investments in accordance with its investment objective. The dividends received from such taxable subsidiaries will be qualifying income for purposes of the 90% gross income test. In general, the amount of cash received from such wholly-owned subsidiaries will equal the amount of cash received from the limited partnerships or other pass-through entities as reduced by income taxes paid by such subsidiaries and other expenses.

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OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator

UMB Fund Services, Inc. (“UMBFS”), located at 235 W. Galena St., Milwaukee, WI 53212, serves as the Fund’s Administrator. UMBFS serves as the Fund’s Fund Accounting Agent.

Legal Counsel

Practus, LLP, 1062 East Lancaster Avenue, Suite 15-A, Rosemont, PA 19010 acts as legal counsel to the Fund.

Custodian

UMB Bank, N.A. (“UMB Bank”), with principal offices at 1010 Grand Boulevard, Kansas City, Missouri 64106, serves as the primary custodian for the securities and cash of the Fund’s portfolio, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. UMB Bank’s principal business address is 1010 Grand Boulevard, Kansas City, Missouri 64106.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US, LLP (“RSM”), serves as the Fund’s independent registered public accounting firm. RSM is located at 80 City Square, Boston, MA, 02129.

FINANCIAL STATEMENTS

The audited financial statements and the notes thereto, and independent registered public accounting firm’s report thereon contained in the Fund’s annual report for the period ended December 31, 2019 are incorporated by reference in this SAI. The Fund’s annual report is available upon request, without charge, by calling the Fund toll-free at 1-888-445-6032.

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APPENDIX A

ADVISER PROXY VOTING POLICIES AND PROCEDURES

PROXY VOTING POLICIES AND PROCEDURES

1)	Background

The act of managing assets of clients may include the voting of proxies related to such managed assets. Where the power to vote in person or by proxy has been delegated, directly or indirectly, to the investment adviser, the investment adviser has the fiduciary responsibility for (a) voting in a manner that is in the best interests of the client, and (b) properly dealing with potential conflicts of interest arising from proxy proposals being voted upon.

The policies and procedures of Wildermuth Advisory, LLC. (“WA”) for voting proxies received for accounts managed by WA are set for below and applicable if:

•	The underlying advisory agreement entered into with the client expressly provides that WA shall be responsible to vote proxies received in connection with the client’s account; or

•	The underlying advisory agreement entered into with the client is silent as to whether or not WA shall be responsible to vote proxies received in connection with the client’s account and WA has discretionary authority over investment decisions for the client’s account.

These Proxy Voting Policies and Procedures are designed to ensure that proxies are voted in an appropriate manner and should complement WA’s investment policies and procedures regarding its general responsibility to monitor the performance and and/or corporate events of companies that are issuers of securities held in managed accounts. Any questions about these policies and procedures should be directed to the Chief Compliance Officer (“CCO”).

2)	Proxy Voting Policies

WA will vote proxies in a manner that is believed to be in the best interest of the client. WA believes that voting proxies in accordance with the following policies is in the best interests of the client.

A.	Specific Voting Policies

a.	Routine items:

•	WA will generally vote for the election of directors (where no corporate governance issues are implicated).

•	WA will generally vote for the selection of independent auditors.

•	WA will generally vote for increases in or reclassification of common stock.

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•	WA will generally vote for management recommendations adding or amending indemnification provisions in charter or by-laws.

•	WA will generally vote with management regarding changes in the board of directors.

•	WA will generally vote with management regarding outside director compensation.

•	WA will generally vote for proposals that maintain or strengthen the shared interests of shareholders and management.

•	WA will generally vote for proposals that will maintain or increase shareholder value.

b.	Non-Routine and Conflict of Interest Items:

•	WA will generally vote for management proposals for merger or reorganization if the transaction appears to offer fair value.

•	WA will generally vote against shareholder resolutions that consider non-financial impacts of mergers.

•	WA will generally vote with management’s recommendations regarding shareholder proposals that deal with cumulative voting, the environment, political issues and social policies.

B.	General Voting Policy

If the proxy includes a Routine Item that implicates corporate governance changes, a Non-Routine item where no specific policy applies or a Conflict of Interest Item where no specific policy applies, then WA may engage an independent third party to determine how the proxies should be voted.

In voting on each and every issue, WA and its employees shall vote in a prudent and timely fashion.

In exercising its voting discretion, WA and its employees shall avoid any direct or indirect conflict of interest raised by such voting decision. WA will provide adequate disclosure to the client if any substantive aspect or foreseeable result of the subject matter to be voted upon raises an actual or potential conflict of interest to WA or:

•	any affiliate of WA. For purposes of these Proxy Voting Policies and Procedures, an affiliate means:

•	any person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with WA;

•	any officer, director, principal, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity of voting interest of WA; or

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•	any other person for which a person described in second clause (above) acts in any such capacity;

•	any issuer of a security for which WA (or any affiliate of WA) acts as a sponsor, advisor, manager, custodian, distributor, underwriter, broker, or other similar capacity; or

•	any person with whom WA (or any affiliate of WA) has an existing, material contract or business relationship that was not entered into in the ordinary course of WA’s (or its affiliate’s) business.

(Each of the above persons being an “Interested Person.”)

After informing the client of any potential conflicts of interest, WA will take other appropriate action as required under these Proxy Voting Policies and Procedures, as provided below.

WA shall, through its nominated vendor, keep certain records required by applicable law in connection with its proxy voting activities for the client and shall provide proxy voting information to the client upon written or oral request.

Consistent with SEC Rule 206(4)-6, as amended, WA shall take reasonable measures to inform its client of (1) its proxy voting policies and procedures, and (2) the process or procedures its client must follow to obtain information regarding how WA voted with respect to assets held in their accounts. This information may be provided to the client at the annual board of directors meeting or as requested.

3)	Proxy Voting Procedures

A.	WA (the “Responsible Party”) shall be responsible for voting the proxies related to all discretionary accounts. The Responsible Party should assume that he or she has the power to vote all proxies related to the client’s account if any one of the two circumstances set forth in Section 1 above regarding proxy-voting powers is applicable.

B.	WA currently uses the Proxy Edge automated voting system provided by Broadridge, a subsidiary of Automated Data Processing and receives and votes ballots electronically in those accounts and for those equity assets for which WA has authority. The Proxy Edge system is updated nightly. Proxies are voted in advance of deadlines. Inasmuch as Proxy Edge includes adequate history and reporting capabilities, ballots voted electronically are not logged. All paper proxies and ballots received by mail will be voted via the internet at www.proxyvote.com. The voted paper ballot will be retained with a copy of the proxy materials. In the rare instance that a paper ballot cannot be voted via the internet, a copy of the mailed and executed proxy ballot will be retained with a copy of the proxy materials. Paper ballots should only exist in the short term when an account is in transition, i.e. initial setup with the Custodian and Broadridge, or if the account should transfer from one custodian to another.

C.	Prior to voting, WA will verify whether an actual or potential conflict of interest with WA or any Interested Person exists in connection with the subject proposal(s) to be voted upon. The determination regarding the presence or absence of any actual or potential conflict of interest shall be adequately documented (i.e., comparing the apparent parties affected by the proxy proposal being voted upon against WA’s internal list of Interested Persons and, for any matches found, describing the process taken to determine the anticipated magnitude and possible probability of any conflict of interest being present), which shall be reviewed and signed off on by the CCO.

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D.	If an actual or potential conflict is found to exist, notification of the conflict (the “Conflict Notice”) shall be given to the client in sufficient detail and with sufficient time to reasonably inform the client of the actual or potential conflict involved.

The Conflict Notice will either request the client’s consent to WA’s vote recommendation or may request the client to vote the proxy directly or through another designee of the client. The Conflict Notice and consent thereto may be sent or received, as the case may be, by mail, fax, electronic transmission or any other reliable form of communication that may be recalled, retrieved, produced, or printed in accordance with the record keeping policies and procedures of WA. If the client is unreachable or has not affirmatively responded before the response deadline for the matter being voted upon, WA may:

•	engage a non-interested Party to independently review WA’s vote recommendation if the vote recommendation would fall in favor of WA’s interest (or in the interest of an Interested Person) to confirm that WA’s vote recommendation is in the best interest of the client under the circumstances;

•	cast its vote as recommended if the vote recommendation would fall against WA’s interest (or in the interest of an interested Person) and such vote recommendation is in the best interest of the client under the circumstances; or

•	abstain from voting if such action is determined by WA to be in the best interest of the client under the circumstances.

E.	WA will promptly vote proxies received in a manner consistent with the Proxy Voting Policies and Procedures stated above and guidelines.

F.	In accordance with SEC Rule 204-2(c)(2), as amended, the Responsible Party shall retain the following:

•	A copy of the proxy statement received (unless retained by a third party for the benefit of WA or the proxy statement is available from the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system);

•	A record of the vote case (unless this record is retained by a third party for the benefit of WA and the third party is able to promptly provide WA with a copy of the voting record upon its request);

•	A copy of any document created by WA or its employees that was material in making the decision on how to vote the subject proxy; and,

•	A copy of any Conflict Notice, conflict consent or any other written communication (including emails or other electronic communications) to or from the client regarding the subject proxy vote cast by, or the vote recommendation of WA.

•	The above copies and records shall be retained for a period not less than six (6) years which shall be maintained at the appropriate office of WA.

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G.	Periodically, but no less than annually, WA will:

•	Verify that each proxy received has been voted in a manner consistent with the proxy Voting policies and Procedures;

•	Review the files to verify that records of the voting of proxies have been properly maintained;

•	Maintain an internal list of Interested Persons.

List of “Interested Persons”

For the year 2019: No Interested Persons

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WILDERMUTH ENDOWMENT FUND

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A:	The financial highlights of the Wildermuth Endowment Fund (the “Registrant”) for the fiscal year ended December 31, 2019 are included in Part A of this registration statement in the section entitled “Financial Highlights.”
Part B:	The Registrant’s audited financial statements and the notes thereto, and independent registered public accounting firm’s report thereon contained in the Registrant’s annual report for fiscal year ended December 31, 2019, filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

2. Exhibits:

(a)(1)	Agreement and Declaration of Trust. (3)
(a)(2)	Certificate of Trust. (2)
(b)	Bylaws. (3)
(c)	Voting Trust Agreements: None.
(d)(1)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Agreement and Declaration of Trust (included as Exhibit (a)(1)).
(d)(2)	Article 12 (Meetings) of the Bylaws of Registrant (included as Exhibit (b)).
(d)(3)	Multiple Class Plan. (5)
(e)	Dividend Reinvestment Plan: None.
(f)	Not applicable.
(g)(1)	Investment Management Agreement. (4)
(h)(1)	Distribution Agreement. (8)
(h)(2)	Amended and Restated Co-Distribution Agreement. (8)
(h)(3)	Shareholder Servicing Plan and Agreement. (8)
(h)(4)	Form of Selling Agreement. (8)
(h)(5)	Amended and Restated Distribution Plan. (8)
(i)	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.
(j)(1)	Custodian Agreement. (6)
(j)(2)	Amended and Restated Appendix A to the Custodian Agreement. (9)
(k)(1)	Administration and Fund Accounting Agreement. (6)
(k)(2)	Expense Limitation Agreement. (5)
(k)(3)	Transfer Agency Agreement. (9)
(k)(4)	Form of CCO Services Agreement. (3)
(k)(5)	Form of CFO Services Agreement. (3)
(k)(6)	Amended and Restated Schedule B to the Administration and Fund Accounting Agreement. (9)
(l)	Consent of Practus LLP.(1)
(m)	Not applicable.
(n)(1)	Consent of Registrant’s independent registered public accounting firm RSM US LLP. (1)
(o)	Omitted Financial Statements: None.
(p)	Subscription Agreement. (6)
(r)(1)	Code of Ethics of the Registrant. (3)

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(r)(2)	Code of Ethics of the Adviser. (8)
(r)(3)	Code of Ethics of the Principal Underwriter. (6)
(s)	Powers of Attorney. (7)

[1]	Is filed herewith.
[2]	Previously filed on September 13, 2013 in the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[3]	Previously filed on January 6, 2014 in the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[4]	Previously filed on December 17, 2014 in the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[5]	Previously filed on February 12, 2016 in the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[6]	Previously filed on March 15, 2016 in the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[7]	Previously filed on March 1, 2017 in the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[8]	Previously filed on May 31, 2018 in the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.
[9]	Previously filed on July 9, 2020 in the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in a prospectus supplement related to that offering.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of July 1, 2020 of each class of securities of the Fund.

Title of Class	Number of Record Holders
Class A shares	2,350
Class C shares	1,336
Class I shares	1,527

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Item 30. Indemnification

Reference is made to Article VIII Sections 2 through 4, of the Registrant’s Agreement and Declaration of Trust (the “Declaration of Trust”) which is incorporated by reference herein.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the registered investment adviser of the Registrant, and each member, director, executive officer, or partner of any such registered investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in Part B of this Registration Statement in the section entitled “Management of the Fund.” Additional information as to each member, director, executive officer, or partner of the registered investment adviser is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-78820) and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts, books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained for the Registrant at c/o UMB Fund Services, Inc., 235 W. Galena St., Milwaukee, at c/o SS&C Technology, Inc. PO Box 219030, Kansas City, MO 64121-9030, and at the offices of the Registrant’s Adviser at 818 A1A Hwy, Suite 301, Ponte Vedra Beach, Florida 32082.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Not applicable

2.	Not applicable.

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3.	Not applicable.

4.	Registrant hereby undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

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(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

f.	Registrant hereby undertakes: To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

5.	Registrant hereby undertakes that:

a.	for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b.	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, as amended, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Ponte Vedra Beach, Florida, on the 27 day of August, 2020.

WILDERMUTH ENDOWMENT FUND

By:	/s/ Daniel Wildermuth*
Daniel Wildermuth
President, Chairman and Trustee

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ Daniel Wildermuth*	President, Chairman and Trustee	August 27, 2020

/s/ Carol Wildermuth*	Trustee	August 27, 2020

/s/ Anthony H. Lewis*	Trustee	August 27, 2020

/s/ Martel Day*	Trustee	August 27, 2020

/s/ Randall D. Fretz*	Trustee	August 27, 2020

/s/ Gerard Scarpati*	Chief Financial Officer and Treasurer	August 27, 2020

*By:	/s/ John H. Grady
John H. Grady

* Attorney-in-fact

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